







PEPSICO

Notice of 2023 **Annual Meeting of Shareholders** and **Proxy Statement**

winning with **pep+**
pepsico positive

Announced a **10% increase** in our annualized dividend per share, which represents our **51st consecutive annual increase,** effective with the expected June 2023 dividend payment



Dear Fellow PepsiCo Shareholders:



Ramon L. Laguarta
Chairman of the Board of Directors and
Chief Executive Officer

I am pleased to invite you to our 2023 Annual Meeting of Shareholders on Wednesday, May 3, 2023 at 9:00 a.m. Eastern Daylight Time. This year's event will be held virtually and can be accessed at *www.virtualshareholdermeeting.com/PEP2023*.

Our strategic framework continued to prove to be powerful in 2022 as we delivered strong operational performance during a dynamic year

Despite another dynamic year that featured difficult and unpredictable circumstances, such as highly elevated geopolitical tensions and significant inflationary pressures, our business remained resilient and delivered another strong year of performance. It is a testament to the agenda we set out in 2019 to accelerate growth and deliver durable, sustainable results by becoming *Faster*, *Stronger* and *Better*. This year's fantastic results demonstrate that the investments we have made in our business and putting PepsiCo Positive (pep+), our strategic end-to-end business transformation designed to drive long-term sustainable performance and value throughout our organization, at the center of everything we do are helping us win in the marketplace and create value for our shareholders as well as our associates and communities.

Winning with pep+ enabled us to become an even *Faster,* even *Stronger* and even *Better* company

PepsiCo became an even *Faster* company by increasing critical investments to fortify our brands and businesses, which enabled us to deliver another year of strong results. In 2022, PepsiCo delivered more than $86 billion in revenue with 8.7% and 14.4% reported and organic revenue growth, respectively, and 17% and 11% reported and core constant currency earnings per share growth, respectively. We announced total expected cash returns to shareholders of approximately $7.7 billion in 2023, comprised of $6.7 billion in dividends and $1 billion in share repurchases. We are making progress in our geographical acceleration strategy, holding or gaining share

across many of our markets, and reshaping our portfolio, which included the divestiture of Tropicana, Naked and other select juice brands and entering into a new distribution agreement to distribute Celsius energy drinks in the U.S.

PepsiCo became an even *Stronger* company by advancing our holistic cost management initiatives – such as expanding the size and scope of our Global Business Services—a program that helps reduce redundancies across functions—to help accelerate productivity, standardization, and process improvement across the company. We also continued to transform our capabilities and culture, especially through digitization and innovation. We added digital capabilities, such as Artificial Intelligence and machine learning and automation. And we continued to evolve our culture and talent by reorganizing with more empowered local structures, de-layering to enable connectivity and speed-to-market and advancing our diversity, equity, and inclusion agenda by taking steps to support gender parity and increase diverse representation at the managerial level.

And, PepsiCo became an even *Better* company by continuing to anchor and elevate pep+, including by:

- *Positive Agriculture*
  - Continuing to make progress on our goal of spreading regenerative agriculture across 7 million acres by 2030 and launching a partnership with Archer Daniels Midland Company to scale these practices across our shared North American supply chains;
  - Creating our first Positive Agriculture Supplier Playbook, guiding our partners across multiple continents through the steps to implement and measure the impact of regenerative farming;
- *Positive Value Chain*
  - Establishing a new global packaging goal for 20% of beverage servings to be delivered through reusable models by 2030;
  - Achieving zero freshwater consumption in certain facilities in Latin America and advancing toward our target of improving operational water-use efficiency by 25% in high water-risk areas by 2025;
  - Issuing our second Green Bond in the amount of $1.25 billion in July 2022 that will focus on investments in regenerative agriculture, decarbonization and climate resilience within our operations and value chain, circular economy and virgin plastic waste reduction, and net positive water impact; and



- *Positive Choices*
  - Continuing to expand portfolio offerings with less added sugar, sodium, and saturated fat, whilst driving new packaging solutions across beverages and convenient foods.

The last few years were a testament to what we already know—that we have the right strategy and right people in place to continue thriving. And 2022 presented an opportunity for PepsiCo to show the world that it is possible for a large global company to perform and transform at the same time. This was all possible because of the ownership demonstrated by our leaders and our associates and I am very proud of the way they made courageous decisions, adapted quickly in every local market, shown compassion and generosity to our colleagues in areas that were adversely impacted by geopolitical and natural disasters—a strong testament of our PepsiCo values and what makes us unique.

Our Board of Directors is actively engaged in our strategy

As stewards of our Company, our Board plays an essential role in guiding our overall long-term strategy. Our Board has deep experience in the area of strategy development and risk oversight and offers insights into the most important issues facing the Company. Throughout yet another year of uncertainty and challenges, our Board has continued to be an invaluable resource, offering their expertise and providing tireless support. I am grateful to each member for their availability and their counsel throughout this extraordinary time.

We value diversity of thought, experience and background in our Boardroom

As our Company's long-term strategy evolves, so do the skills, qualifications, attributes and experiences that the Board seeks in its director nominees. We are proud of the ongoing evolution of our Board and its track record on refreshment. We believe our director nominees bring diverse opinions and perspectives and a well-rounded range of attributes, viewpoints and experiences that are reflective of our global businesses.

This year we have two new director nominees, Jennifer Bailey and Susan M. Diamond. Ms. Bailey brings an extensive knowledge of the information technology field and significant business and technological innovation expertise, while Ms. Diamond brings deep knowledge of financial, accounting, strategy and risk matters, as well as valuable insights on growth and innovation. I have no doubt that both Ms. Bailey and Ms. Diamond will be a tremendous asset to our Board.

Your feedback is important to us

The feedback we receive from our shareholders and other stakeholders is critical to PepsiCo's success. We have a longstanding practice of engaging regularly with our shareholders and other stakeholders on all aspects of our business. These important external viewpoints help inform our decisions and our strategy. Through ongoing dialogue, we hope to continue broadening our perspective and strengthening our corporate governance framework. Doing so will ensure we have the right strategy in place to meet the evolving needs of our rapidly changing business environment and remain responsive to the priorities and long-term interests of our shareholders and other stakeholders.

Looking ahead

While the future is difficult to predict and each year can carry its own set of unique opportunities and challenges, we will focus on the right priorities that position us to deliver another year of strong results in 2023, whilst creating smiles that make a big difference for our consumers, our customers, our communities, our shareholders, our planet and each other. I remain as confident as ever in our Winning with pep+ strategy and in our ability to be a truly great company in every sense of the word.

Your vote is important

Whether or not you plan to attend the Annual Meeting virtually, we encourage you to vote promptly. You may vote by telephone or online, or, if you requested to receive printed proxy materials, by completing, signing, dating and returning the enclosed proxy card or voting instruction form.

On behalf of our Board of Directors and all PepsiCo associates, thank you for your support and the faith and confidence you place in us with your investment.

Sincerely,



Ramon L. Laguarta
Chairman of the Board of Directors and
Chief Executive Officer
March 21, 2023

 

PEPSICO
700 Anderson Hill Road
Purchase, New York 10577

Notice of 2023 Annual Meeting of Shareholders

Date and Time

Wednesday, May 3, 2023
9:00 a.m. Eastern Daylight Time

Place*

This year's meeting will be a virtual shareholder meeting at *www.virtualshareholdermeeting.com/PEP2023*.

Items to be Voted On

1	Elect as directors the 15 nominees named in the attached Proxy Statement.
2	Ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2023.
3	Provide advisory approval of executive compensation.
4	Provide advisory vote on frequency of future shareholder advisory approval of executive compensation.
5-8	Act upon four shareholder proposals described in the attached Proxy Statement, if properly presented.

Record Date

Holders of record of our Common Stock as of the close of business on March 1, 2023 will be entitled to notice of, and to vote at, the Annual Meeting.

By Order of the Board of Directors,

David Flavell
Corporate Secretary
March 21, 2023

Proxy Voting

Your vote is very important. Whether or not you plan to attend the Annual Meeting, please promptly vote by telephone or over the Internet, or by completing, signing, dating and returning your proxy card or voting instruction form so that your shares will be represented at the Annual Meeting.

Voting Methods



Via the Internet in Advance
Visit *www.proxyvote.com.*



By Telephone
Call the phone number located on your proxy card or voting instruction form.



By Mail
Complete, sign, date and return your proxy card or voting instruction form in the envelope provided.

You will need the 16-digit number included in your proxy card, voting instruction form or notice



At the Meeting
Attend the Annual Meeting virtually. See page 102 for additional details on how to vote during the meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on May 3, 2023.

Our Notice of Annual Meeting, Proxy Statement and Annual Report for the fiscal year ended December 31, 2022 ("**2022 Annual Report**") are available at *www.pepsico.com/proxy23.*

We are making the Proxy Statement and the form of proxy first available on or about March 21, 2023.

* Upon consideration of various factors, including the cost savings and efficiency gains related to annual meetings conducted solely by means of remote communications, the increased accessibility for shareholders and other stakeholders afforded by a virtual meeting as compared to a physical meeting, and the reduction of the annual meeting's carbon footprint that results from not having a physical meeting, we have planned for this year's annual meeting to be a virtual-only meeting. Whether or not you plan to attend the Annual Meeting, we encourage you to vote promptly.

Table of Contents

This Proxy Statement of PepsiCo, Inc. ("**PepsiCo**," the "**Company**," "**we**," "**us**" or "**our**") contains statements reflecting our views about our future performance that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("**Reform Act**"). Statements that constitute forward-looking statements within the meaning of the Reform Act are generally identified through the inclusion of words such as "aim," "anticipate," "believe," "drive," "estimate," "expect," "expressed confidence," "forecast," "future," "goal," "guidance," "intend," "may," "objective," "outlook," "plan," "position," "potential," "project," "seek," "should," "strategy," "target," "will" or similar statements or variations of such words and other similar expressions. Forward-looking statements are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in any such forward-looking statement. Such risks and uncertainties include, but are not limited to: the risks associated with the deadly conflict in Ukraine; future demand for PepsiCo's products; damage to PepsiCo's reputation or brand image; product recalls or other issues or concerns with respect to product quality and safety; PepsiCo's ability to compete effectively; PepsiCo's ability to attract, develop and maintain a highly skilled and diverse workforce or effectively manage changes in our workforce; water scarcity; changes in the retail landscape or in sales to any key customer; disruption of PepsiCo's manufacturing operations or supply chain, including continued increased commodity, packaging, transportation, labor and other input costs; political or social conditions in the markets where PepsiCo's products are made, manufactured, distributed or sold; PepsiCo's ability to grow its business in developing and emerging markets; changes in economic conditions in the countries in which PepsiCo operates; future cyber incidents and other disruptions to our information systems; failure to successfully complete or manage strategic transactions; PepsiCo's reliance on third-party service providers and enterprise-wide systems; climate change or measures to address climate change; strikes or work stoppages; failure to realize benefits from PepsiCo's productivity initiatives; deterioration in estimates and underlying assumptions regarding future performance that can result in an impairment charge; fluctuations or other changes in exchange rates; any downgrade or potential downgrade of PepsiCo's credit ratings; imposition or proposed imposition of new or increased taxes aimed at PepsiCo's products; imposition of limitations on the marketing or sale of PepsiCo's products; changes in laws and regulations related to the use or disposal of plastics or other packaging materials; failure to comply with personal data protection and privacy laws; increase in income tax rates, changes in income tax laws or disagreements with tax authorities; failure to adequately protect PepsiCo's intellectual property rights or infringement on intellectual property rights of others; failure to comply with applicable laws and regulations; and potential liabilities and costs from litigation, claims, legal or regulatory proceedings, inquiries or investigations. For additional information on these and other factors that could cause PepsiCo's actual results to materially differ from those set forth herein, please see PepsiCo's filings with the Securities and Exchange Commission, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Proxy Statement Summary

This summary highlights certain information contained in this Proxy Statement. You should read the entire Proxy Statement and 2022 Annual Report carefully before you vote.

PepsiCo Positive (pep+)

In 2021, PepsiCo introduced **PepsiCo Positive (pep+)**, a strategic end-to-end transformation with sustainability and human capital at the center of how PepsiCo plans to create growth and shared value over the long-term. We are continuing to transform our business to drive positive action for the planet and people, delivering progress against our goals under each of the pep+ pillars.



pep+™ pepsico positive planet + people

Positive Agriculture	Positive Value Chain	Positive Choices
Work to source our crops and ingredients in ways that help restore the earth and strengthen farming communities	Make products in a way that helps build a circular and inclusive value chain	Inspire people through our brands to make choices that create more smiles for them and the planet
Sustainable Sourcing; Regenerative Practices; Improved Livelihoods	*Net Zero Emissions; Net Water Positive; Sustainable Packaging; Meaningful Growth Opportunities; Diversity, Equity and Inclusion*	*Expanded Offerings; Innovative Packaging Solutions; Planet + People Brands*

For more information, please visit *www.pepsico.com/PepsiCoPositive*.[1]

Matters to Be Voted on at Our 2023 Annual Meeting of Shareholders

Shareholders will be asked to vote on the following matters at the Annual Meeting of Shareholders:

Proxy Item		Board Recommendation	More Information Beginning on page
1	Election of 15 director nominees	**FOR** each director nominee	11
2	Ratification of appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2023	**FOR**	46
3	Advisory approval of executive compensation	**FOR**	49
4	Advisory vote on frequency of future shareholder advisory approval of executive compensation	**FOR** "ONE YEAR"	87
5-8	Shareholder proposals	**AGAINST**	88

[1] The information on any website mentioned in this proxy statement is not, and shall not be deemed to be, a part of this Proxy Statement or incorporated herein or into any of our other filings with the Securities and Exchange Commission (the "**SEC**").

Director Nominees

Our Nominating and Corporate Governance Committee and our Board have determined that the director nominees possess a broad range of attributes, viewpoints and experiences to effectively oversee PepsiCo's long-term business strategy. The following table provides summary information about each director nominee. For more detailed information about our directors, please see "Election of Directors (Proxy Item No. 1)" beginning on page 11 of this Proxy Statement.

Name	Primary Occupation	Director Since	Age*	Independent	Committee Membership AC	CC	NCG	SDPP
Segun Agbaje	Group Chief Executive Officer, Guaranty Trust Holding Company Plc (GTCO Plc)	2020	58	✓	E			
Jennifer Bailey	Vice President, Internet Services, Apple Pay, Apple, Inc.	NN	60	✓	PM			
Cesar Conde	Chairman, NBCUniversal News Group	2016	49	✓		👤**	●	
Ian Cook (Presiding Director)	Former Chairman, President and Chief Executive Officer, Colgate-Palmolive Company	2008	70	✓			●	
Edith W. Cooper	Former Executive Vice President and Global Head, Human Capital Management, The Goldman Sachs Group, Inc.	2021	61	✓	●			
Susan M. Diamond	Chief Financial Officer, Humana, Inc.	NN	49	✓	PM E			
Dina Dublon	Former Executive Vice President and Chief Financial Officer, JPMorgan Chase & Co.	2005	69	✓		●		●
Michelle Gass	President, Levi Strauss & Co.	2019	55	✓	E			
Ramon L. Laguarta	Chairman of the Board and Chief Executive Officer, PepsiCo	2018	59					
Sir Dave J. Lewis	Former Group Chief Executive Officer, Tesco PLC; Chair, Haleon plc; Chairman, Xlinks	2020	58	✓	E			
David C. Page, MD	Professor, Massachusetts Institute of Technology; Former Director and President, Whitehead Institute for Biomedical Research	2014	66	✓		●		●
Robert C. Pohlad	President of various family-owned entities; Former Chairman and Chief Executive Officer, PepsiAmericas, Inc.	2015	68	✓		●	👤	
Daniel Vasella, MD	Former Chairman and Chief Executive Officer, Novartis AG	2002	69	✓		●	●	
Darren Walker	President, Ford Foundation	2016	63	✓			●	👤
Alberto Weisser	Former Chairman and Chief Executive Officer, Bunge Limited	2011	67	✓	👤 E			

* Ages are as of March 21, 2023
** Effective after the 2023 Annual Meeting of Shareholders

👤 = Committee Chair
E = Audit Committee Financial Expert
NN = New Nominee
PM = Prospective Member

AC = Audit Committee
CC = Compensation Committee
NCG = Nominating and Corporate Governance Committee
SDPP = Sustainability, Diversity and Public Policy Committee



Director Nominee Highlights

Director succession planning is a robust, ongoing process at PepsiCo. Our Board regularly evaluates desired attributes in light of the Company's strategy and evolving needs. We believe our 15 director nominees, which includes 13 incumbent directors and two new nominees, bring a diverse and well-rounded range of attributes, viewpoints and experiences, and represent an effective mix of deep company knowledge and fresh perspectives.

Strong Board Diversity

Diverse Representation



60%

female and/or racially/ethnically diverse

33% female nominees

40% racially/ethnically diverse nominees

5 female director nominees

3 Hispanic/Latinx director nominees

3 African American/Black director nominees

Diversity Highlights

2 of 4 Standing Board Committees chaired by diverse directors: **Cesar Conde** (Compensation Committee Chair-Elect) and **Darren Walker** (Sustainability, Diversity and Public Policy Committee Chair)

1 new female, racially diverse director elected in 2021: **Edith W. Cooper**

Added **two new female director nominees**: **Jennifer Bailey** and **Susan M. Diamond**

Range of Tenures*



0-4

5-10

>10

Average Tenure: **7.1 Years**

Mix of Ages*



45-59

60-65

66+

Average Age: **61.4**
60% are 65 or younger

Independent Oversight



14 of 15 independent director nominees

All 4 Board Committees are independent

* Tenure and age are as of March 21, 2023.

Diverse Mix of Attributes and Experiences



Public Company CEO	7
Financial Expertise/Financial Community	9
Consumer Products	8
Risk Management	3
Public Policy	2
Science/Medical/Research/Innovation	2
Technology/Data Analytics/e-commerce/Digital Marketing/Cyber	2
Diversity	9
Developing and Emerging Markets/International Residence	11

Global Perspective



7 citizens of countries other than the United States

11 of 15 director nominees with significant global experience

For further information on these attributes and experiences, see page 21.

Executive Compensation At-a-Glance

2022 PepsiCo Performance Highlights

PepsiCo exceeded the majority of its operating performance goals in 2022 despite ongoing supply chain and inflationary pressures, as well as continued volatility and uncertainty in the global economy. We continued our progress on accelerating growth, while improving our revenue management capabilities. Highlights of our 2022 performance include:

Organic Revenue Growth[2]	Core Constant Currency Earnings Per Share ("EPS") Growth[2]	Free Cash Flow Excluding Certain Items[2]	Total Shareholder Return ("TSR")	Cash Returned to Shareholders
14.4%	**11%**	**$6.9 Billion**	**6.8%**	**$7.7 Billion**

Noteworthy accomplishments in 2022 that continue to create shareholder value over the long-term include:

- Progress on initiatives related to pep+, a strategic end-to-end transformation agenda with sustainability and human capital at the center of how we plan to create growth and shared value over the long-term
- Active management of parts of our business portfolio to shift towards fast growing, highly profitable areas
- Delivery of a comprehensive holistic cost management program throughout our organization to drive greater efficiencies and stronger returns for our businesses
- TSR of 6.8% at the 83rd percentile of our proxy peer group and the 77th percentile of the S&P 500 Index

We continued to deliver on our *Faster, Stronger and Better* aspirations to *Be the Global Leader in Beverages and Convenient Foods by Winning with pep+.*

FASTER	STRONGER	BETTER
Execution: Delivered sustained accelerated growth in 2022, despite difficulties posed by our external operating environment, enabled by continued business investments and our ability to quickly adapt to ongoing challenges **Market Share:** Continued to prioritize investments to drive marketplace competitiveness across our diversified portfolio, reinforced by growth across key categories and geographies	**Digital Transformation:** Continued building data and digital foundations and advancing priority capabilities that are central to our digital ambition and strategy **Productivity:** Maintained our investment to modernize and harmonize our information technology systems across certain businesses and countries as well as expanded the size and scope of our Global Business Services model to help deliver more than $1 billion of productivity savings in 2022	**pep+:** Successfully progressed across all pillars of our agenda, including advancing regenerative agriculture efforts, improving water-use efficiency, and making meaningful strides on our portfolio transformation journey **"One Smile at a Time" Platform:** Provided our associates opportunities to volunteer in local communities, elevate their engagement, and ultimately position PepsiCo as a significant player in the equity development of the communities we serve

The Principles of Our Executive Compensation Program

Our executive compensation program is designed to align the interests of PepsiCo's executive officers with those of our shareholders. The Compensation Committee oversees and evaluates the program against competitive practices, regulatory developments, and corporate governance trends.

 The Compensation Committee has incorporated market-leading governance features into our programs that include a stringent clawback policy, rigorous stock ownership requirements, and challenging targets for incentive awards set at the beginning of the performance period taking into consideration our business strategy, operating goals, and external guidance.

 Our executive compensation program avoids shareholder-unfriendly features. For our executive officers, we do not have employment agreements or supplemental retirement plans, and we prohibit hedging or pledging of Company stock.

---

[2] To evaluate performance in a manner consistent with how management evaluates our operating results and trends, the Compensation Committee applies certain Business Performance metrics that are not in accordance with U.S. Generally Accepted Accounting Principles ("**GAAP**") as compensation performance measures to both long-term and annual incentive awards. Please refer to Appendix A to this Proxy Statement for a description and reconciliation of these non-GAAP financial measures relative to reported GAAP financial measures, and to pages 44-49 and 52 of PepsiCo's 2022 Annual Report on Form 10-K for the fiscal year ended December 31, 2022 for a more detailed description of the items excluded from these measures.

 

2022 Target Pay Mix for Named Executive Officers

To align pay levels for Named Executive Officers ("**NEOs**") with the Company's performance, our pay mix places the greatest emphasis on performance-based incentives.

CHAIRMAN AND CEO TARGET PAY MIX

Performance-Based Compensation 92%



8%
Base Salary

17%
Annual Incentive

75%
Long-Term Incentive

NEO AVERAGE TARGET PAY MIX (EXCLUDING CHAIRMAN AND CEO)

Performance-Based Compensation 86%



14%
Base Salary

21%
Annual Incentive

65%
Long-Term Incentive

Compensation Highlights

Reflecting our pay-for-performance compensation philosophy and based on performance summarized above and presented in detail below, our strong results delivered to shareholders translated into above-target payouts of annual incentive awards, Performance Stock Units, and Long-Term Cash awards.

Annual Incentive  **2022** **1-year performance period**

2022 Annual Incentive
Overall, PepsiCo achieved strong operating performance for the year.

Payout (% of target)
173% Average for all NEOs

Long-Term Incentives  **2020**  **2021**  **2022** **3-year performance period**

Performance Stock Units

3-Yr Average of Annual Core Constant Currency EPS Growth[3]

	Threshold 5.0%	Target 7.0%	Max 10.3%
			Actual Result: 10.8%



50% weighting

40% Payout	100% Payout	200% Payout

+

3-Yr Average of Annual Organic Revenue Growth[3]

	Threshold 2.8%	Target 4.0%	Max 5.5%
			Actual Result: 9.4%



50% weighting

20% Payout	100% Payout	200% Payout

=

Payout (% of target) **200%**

Long-Term Cash Awards

3-Yr Relative TSR Percentile vs. Proxy Peer Group

	Threshold 25th %ile	Target 50th %ile	Max 100th %ile
		Actual Result: 74th %ile	



100% weighting

50% Payout	100% Payout	200% Payout

=

Payout (% of target) **148%**

---

[3]   For further information on PepsiCo's three-year average Core Constant Currency EPS Growth and Organic Revenue Growth compensation performance measures, which are non-GAAP financial measures, please refer to Appendix A to this Proxy Statement. In calculating these compensation performance measures, PepsiCo's 2020 Core Constant Currency EPS Growth and Organic Revenue Growth were adjusted to exclude certain charges taken as a result of COVID-19 in 2020.



Corporate Governance Highlights

Our Corporate Governance Policies Reflect Best Practices

Many of our corporate governance practices are a result of valuable feedback and collaboration with our shareholders and other stakeholders who have provided important external viewpoints that inform our decisions and our strategy.

For example:

- The Board established a Sustainability, Diversity and Public Policy Committee in 2017. The Committee assists the Board in providing more focused oversight over PepsiCo's policies and programs and related risks that concern key sustainability, diversity, equity and inclusion and public policy matters.
- We published a global workforce demographics data report and our 2021 U.S. Consolidated EEO-1 Report as submitted to the U.S. Equal Employment Opportunity Commission, available at *www.pepsico.com/our-impact/esg-topics-a-z/ employee-demographics*.
- The Board amended our Corporate Governance Guidelines:
  - in 2021 to specifically mention food safety and cybersecurity as areas of Board oversight to reflect existing practices;
  - in 2019 to decrease the total number of public company boards that a non-executive director can serve on from 5 to 4 and establish a limit of 2 total public company boards for directors who are public company executive officers; and
  - in 2018 to underscore the Board's focus on diversity, by explicitly stating its commitment to actively seeking out highly qualified women and minority candidates, as well as candidates with diverse backgrounds, skills and experiences, to include in the pool from which Board nominees are chosen.

Independent Oversight	14 of 15 director nominees are independent (all except for the CEO) - Independent Presiding Director with clearly defined and robust responsibilities - Regular executive sessions of independent directors at Board meetings (chaired by independent Presiding Director) and Committee meetings (chaired by independent Committee Chairs) 100% independent Board Committees - Active Board oversight of the Company's strategy and risk management, including sustainability, cybersecurity, food safety, human capital management, including diversity, equity and inclusion and talent development, and supply chain and commodity inflation
Board Refreshment	- Comprehensive, ongoing Board succession planning process - Focus on diversity (2 new female director nominees; 1 new female, racially diverse director elected in 2021; 60% of director nominees are female and/or racially/ethnically diverse) - Regular Board refreshment and mix of tenure of directors (5 director nominees joined in the last five years and 2 director nominees are new candidates for election to the Board) - Annual Board and Committee assessments, including periodic individual director assessments facilitated by a third party - Mandatory retirement age of 75 - Comprehensive director orientation and ongoing director education
Shareholder Rights	- Annual election of all directors - Proxy access right for shareholders - Majority-vote and director resignation policy for directors in uncontested elections 20% of shareholders are able to call special meeting - One class of outstanding shares with each share entitled to one vote
Good Governance Practices	- Prohibition on hedging or pledging Company stock - Stringent clawback policy applicable to directors and executives - Rigorous director and executive stock ownership requirements - Active and ongoing shareholder engagement program - Global Code of Conduct applicable to directors and all employees with annual compliance certification - Extensive management of sustainability risks and opportunities throughout our value chain as part of PepsiCo's ambition to help build a more sustainable food system - Robust political activities disclosures on our website

 

Election of Directors (Proxy Item No. 1)

Upon the recommendation of the Nominating and Corporate Governance Committee, our Board of Directors has nominated the 15 persons identified on the following pages for election at the 2023 Annual Meeting. If elected, the nominees will hold office as directors from election until the next Annual Meeting of Shareholders and until their successors are elected and qualified or until their death, resignation or removal. All of the nominees are currently PepsiCo directors who were elected by shareholders at the 2022 Annual Meeting, except for Jennifer Bailey and Susan M. Diamond, who are nominated for election to the Board for the first time and were recommended for consideration by the Nominating and Corporate Governance Committee by an independent third-party consulting firm that helps identify, evaluate and conduct due diligence on potential director candidates. Our Board thanks Shona Brown, who is not standing for re-election at the 2023 Annual Meeting, for her exemplary service as a director since 2009.

Our Board has a comprehensive, ongoing director succession planning process designed to provide for a highly independent, well-qualified Board, with the diversity, experience and background to be effective and to provide strong oversight. Our Board regularly evaluates the needs of the Company and adds new attributes, viewpoints and experiences to the Board as necessary to best position the Company to navigate through a constantly changing global landscape.

Our Nominating and Corporate Governance Committee and our Board have determined that the director nominees possess a diverse and balanced mix of attributes, viewpoints and experiences to effectively oversee PepsiCo's long-term business strategy. Biographical information about each nominee, as well as highlights of certain notable skills, qualifications, attributes and experiences that contributed to the nominee's selection for election at our 2023 Annual Meeting, are included on the following pages.

Our Nominating and Corporate Governance Committee and our Board are keenly focused on ensuring that a wide range of backgrounds, attributes, viewpoints and experiences are represented on our Board. The chart below summarizes certain notable attributes and experiences of each director nominee and highlights the diverse and balanced mix of attributes and experiences of the Board as a whole. These are the same attributes that the Board considers as part of its ongoing director succession planning process and align with the needs of PepsiCo's long-term business strategy. This high-level summary is not intended to be an exhaustive list of each director nominee's contributions to the Board.

Attributes/Experiences	Agbaje	Bailey	Conde	Cook	Cooper	Diamond	Dublon	Gass	Laguarta	Lewis	Page	Pohlad	Vasella	Walker	Weisser
Public Company CEO				✓				✓	✓	✓		✓	✓		✓
Financial Expertise/Financial Community	✓			✓	✓	✓	✓			✓		✓		✓	✓
Consumer Products		✓		✓		✓		✓	✓	✓		✓	✓		
Risk Management						✓	✓								✓
Public Policy											✓			✓	
Science/Medical/Research/Innovation											✓		✓		
Technology/Data Analytics/e-commerce/Digital Marketing/Cyber		✓	✓												
Diversity	✓	✓	✓		✓	✓	✓	✓	✓					✓	
Developing and Emerging Markets/International Residence	✓		✓	✓			✓	✓	✓	✓		✓	✓	✓	✓
Demographic Background															
African American or Black	✓				✓									✓	
Hispanic or Latinx			✓				✓		✓						
White		✓		✓		✓	✓	✓		✓	✓	✓	✓		✓
Two or More Races or Ethnicities							✓								
Gender															
Female		✓			✓	✓	✓	✓							
Male	✓		✓	✓					✓	✓	✓	✓	✓	✓	✓

Our Nasdaq Board Diversity Matrix is posted on our website at *www.pepsico.com/our-impact/esg-topics-a-z/employee-demographics#nasdaq-matrix.*

Diverse Board Representation


60%

female and/or racially/ethnically diverse

33% female nominees — 5 women

40% racially/ethnically diverse nominees — 3 Hispanic/Latinx; 3 African American/Black

Range of Tenures*

0-4	7
5-10	4
>10	4

Average Tenure: **7.1 Years**

Mix of Ages*

45-59	6
60-65	3
66+	6

Average Age: **61.4**
60% are 65 or younger

* Tenure and age are as of March 21, 2023.

Additionally, all directors are expected to possess personal traits such as candor, integrity and professionalism and must be able to commit significant time to the Company's oversight. For additional information on the Board selection process, including the Board's consideration of diversity, see "Board Composition and Refreshment" on pages 20-23 of this Proxy Statement.

Although our Board does not anticipate that any of the nominees will be unable to stand for election as a director at our Annual Meeting, if this occurs, proxies will be voted in favor of such other person or persons as may be designated by our Nominating and Corporate Governance Committee and our Board.

Director Election Requirements and Majority-Vote Policy

All members of the Board are elected annually by our shareholders by a majority of the votes cast in an uncontested election (i.e., an election where the number of nominees is not greater than the number of directors to be elected), meaning that the number of votes cast "for" a director must exceed the number of votes cast "against" that director in order to elect the director to the Board. In a contested election, where the number of director nominees exceeds the number of directors to be elected, directors would be elected by a plurality vote. Under our Director Resignation Policy set forth in our Corporate Governance Guidelines, if a director nominee in an uncontested election who is an incumbent director receives more votes "against" than votes "for" election, he or she must offer to resign from the Board. The Nominating and Corporate Governance Committee will make a recommendation to the Board on the resignation offer. Within 90 days following certification of the shareholder vote, the independent directors will determine, considering the best interests of the Company and its shareholders, whether to accept the director's resignation, and the Company will promptly publicly disclose such determination. A director who offers to resign pursuant to this Policy may not be present during the deliberations or voting by the Nominating and Corporate Governance Committee or the Board as to whether to accept the resignation offer.

Director Nominees

 **Our Board of Directors recommends that shareholders vote "FOR" the election of each of the following director nominees:**

Segun Agbaje



Director Since: 2020
Age: 58

Independent Committee Memberships:
- Audit

Segun Agbaje has served since 2021 as Group Chief Executive Officer of Guaranty Trust Holding Company Plc (GTCO Plc), a Nigerian multinational financial institution. He previously served as Managing Director and Chief Executive Officer of Guaranty Trust Bank plc from 2011 to 2021. Mr. Agbaje joined Guaranty Trust Bank as a pioneer staff member in 1991 and held positions of increasing responsibility, including as Executive Director from 2000 to 2002, Deputy Managing Director from 2002 to 2011 and as Acting Managing Director in 2011. Prior to joining Guaranty Trust Bank, Mr. Agbaje served as an auditor at Ernst & Young LLP from 1988 to 1990.

Other Public Company Directorships:

- *Current:* Guaranty Trust Holding Company Plc (GTCO Plc)
- *Previous (During Past 5 Years):* Guaranty Trust Bank plc (until 2021)

Skills and Qualifications

Mr. Agbaje brings to our Board of Directors deep knowledge of financial and banking matters and financial expertise gained from his over 30 years of experience in the financial services industry. He also contributes a valuable understanding of complex businesses and fast-growing markets, particularly Sub-Saharan Africa where PepsiCo recently acquired Pioneer Foods as part of its strategy to expand in the region. His knowledge and experience of embracing and scaling new technologies and critical capabilities are valuable as PepsiCo continues to invest in opportunities that create shareholder value.

 

Jennifer Bailey



Director Nominee
Age: 60

Jennifer Bailey has served as Vice President, Internet Services, Apple Pay at Apple Inc., an American multinational technology company, since 2014. Ms. Bailey oversaw the launches of: Apple Pay, Apple's transformative category of mobile payments services which is available in more than 70 countries; Apple Wallet, which now enables millions of customers to securely store and access transit cards, loyalty cards, contactless tickets and more on their iPhones or Apple Watch; and Apple Card, which was designed to help customers lead healthier financial lives through a digital-first, no fee, credit card. She leads global teams across Apple's payment and commerce services, including Apple Pay, Apple Wallet, Apple Card, Apple Cash, Tap to Pay on iPhone, and Apple Gift Cards, and oversees the expansion of such services. Ms. Bailey previously served as Vice President, WW Online Stores at Apple from 2003 to 2014. Prior to Apple, Ms. Bailey was Senior Vice President, Online Services and Operations at myCFO, a financial services firm from 1999 to 2001. She also served as Senior Vice President, Netcenter at Netscape Communications Inc. from 1995 to 1999. Ms. Bailey current serves on the board of governors for the American Red Cross.

Other Public Company Directorships:

- *Current:* None
- *Previous (During Past 5 Years):* None

Skills and Qualifications

Ms. Bailey brings to our Board of Directors extensive knowledge of the information technology field, including digital and payments expertise, and consumer marketing gained from her nearly twenty years of experience leading various functions at Apple Inc. PepsiCo will benefit from Ms. Bailey's experience and deep interest in contributing to environmental, social, and governance initiatives for Apple and significant business and technological innovation expertise that will help the Company successfully navigate the rapidly changing digital landscape. In addition, Ms. Bailey possesses a strong international management and consumer business background, as well as board oversight experience as a result of her role as a director at one of the largest, U.S.-based non-profit organizations.

Cesar Conde

Director Since: 2016
Age: 49

Independent Committee Memberships:

- Compensation **CHAIR-ELECT**
- Nominating and Corporate Governance



Cesar Conde has served as Chairman of the NBCUniversal News Group, part of a global media and entertainment company, since 2020. In this role, Mr. Conde has oversight of NBC News, MSNBC and CNBC, including editorial and business operations for the television and digital properties. From 2015 to 2020, Mr. Conde served as Chairman of NBCUniversal International Group and NBCUniversal Telemundo Enterprises. From 2013 to 2015, he served as Executive Vice President at NBCUniversal, where he oversaw NBCUniversal International and NBCUniversal Digital Enterprises. From 2009 to 2013, Mr. Conde served as President of Univision Networks, a leading American media company with a portfolio of Spanish language television networks, radio stations and digital platforms. From 2003 to 2009, Mr. Conde served in a variety of senior executive capacities at Univision Networks and is credited with transforming it into a leading global, multi-platform media brand. Prior to Univision, Mr. Conde served as the White House Fellow for Secretary of State Colin L. Powell from 2002 to 2003. Mr. Conde also currently serves on the boards of several non-profit organizations, including the Paley Center for Media and The Aspen Institute.

Other Public Company Directorships:

- *Current:* Walmart Inc.
- *Previous (During Past 5 Years):* Owens Corning (until 2019)

Skills and Qualifications

Mr. Conde is an experienced global executive with a strong track record in business, finance and media. He provides our Board of Directors with diverse and actionable perspectives on today's consumer and media landscapes, and his unique insights are particularly valuable as PepsiCo continues to build new omnichannel marketing capabilities and adapt to changing demographics around the world. Mr. Conde also brings his market and consumer insights developed through his experience at national and global media companies and his leadership of social and corporate responsibility initiatives worldwide.



Ian Cook
PRESIDING DIRECTOR



Director Since: 2008
Age: 70

Independent Committee Memberships:

- Nominating and Corporate Governance

Ian Cook served as a director of Colgate-Palmolive Company, a multinational consumer products company, from 2007 to 2020, as its Chairman from 2009 to 2019 and as its Executive Chairman from 2019 until his retirement in 2020. Mr. Cook joined Colgate-Palmolive in the United Kingdom in 1976 and progressed through a series of senior management roles around the world. In 2002, he became Executive Vice President, North America and Europe. In 2004, he became Chief Operating Officer, with responsibility for operations in North America, Europe, Asia and Africa, and in 2005, he became responsible for all Colgate-Palmolive operations worldwide, serving as President and Chief Operating Officer from 2005 to 2007. He served most recently as Colgate-Palmolive's President and Chief Executive Officer from 2007 to 2018 and as Chief Executive Officer from 2018 to 2019. Mr. Cook also serves on the boards of several non-profit organizations, including Memorial Sloan Kettering Cancer Center, New Visions for Public Schools and Caramoor Center for Music and the Arts.

Other Public Company Directorships:

- *Current:* None
- *Previous (During Past 5 Years):* Colgate-Palmolive Company (until 2020)

Skills and Qualifications

Mr. Cook brings to our Board of Directors deep knowledge of the consumer products industry and operational leadership experience gained through his 40-plus year career at Colgate-Palmolive, including his 12 years as CEO and his direct involvement in both risk management and risk oversight. His extensive understanding of our business and his experience leading a multinational consumer products company make him uniquely positioned as PepsiCo's Presiding Director to work collaboratively with our Chairman and CEO. He also contributes a broad understanding of industry trends and his extensive global leadership experience gained from holding a variety of senior management roles at Colgate-Palmolive in numerous countries throughout the world. Mr. Cook's qualifications also include expertise in finance, brand-building, corporate governance, human capital management and talent development and succession planning.

Edith W. Cooper



Director Since: 2021
Age: 61

Independent Committee Memberships:

- Audit

Edith W. Cooper spent over two decades of her career with The Goldman Sachs Group, Inc., most recently serving as Executive Vice President and Global Head, Human Capital Management from 2011 to 2017 and Managing Director and Global Head, Human Capital Management from 2008 to 2011. Ms. Cooper began her career in derivative sales at Morgan Stanley from 1991 to 1996 and Bankers Trust Company from 1986 to 1991. Ms. Cooper co-founded Medley, a membership-based community for personal and professional growth, in 2020. Ms. Cooper also serves on the board of directors of several non-profit organizations, including the Museum of Modern Art, the Smithsonian National Museum of African American History and Culture and Mount Sinai Hospital.

Other Public Company Directorships:

- *Current:* Amazon.com, Inc.; MSD Acquisition Corp
- *Previous (During Past 5 Years):* EQT AB (until 2022), Slack Technologies, Inc. (until 2021); Etsy, Inc. (until 2021)

Skills and Qualifications

Ms. Cooper brings to our Board of Directors extensive knowledge of the human resources field, including recruiting and talent development, gained from almost a decade of experience leading the human capital management function at Goldman Sachs. PepsiCo benefits from her significant talent management expertise in attracting and developing high-quality talent and advancing its commitment to diversity, equity and inclusion. In addition, she possesses a strong financial background through over 30 years of experience in management and sales leadership at leading organizations across the financial services industry. Ms. Cooper also has significant corporate governance and executive compensation experience across multiple industries as a result of her board service at other public companies.

 

Susan M. Diamond



Director Nominee
Age: 49

Susan M. Diamond has been serving as Chief Financial Officer of Humana Inc., an integrated health and wellness company, since 2021. Ms. Diamond previously served as President, Home Solutions of Humana from 2019 to 2021 and Senior Vice President, Medicare of Humana from 2017 to 2019. Ms. Diamond joined Humana in 2006 and has spent the majority of her career in various financial and operational leadership roles in the Medicare and Home businesses of Humana. Prior to Humana, Ms. Diamond spent six years working in various financial leadership roles for early stage, venture backed technology companies, and five years as the Chief Financial Officer for a Louisville based venture capital firm, working with early stage companies across a variety of industries. She currently serves on the boards of several private entities in which Humana has an ownership interest.

Other Public Company Directorships:

- *Current:* None
- *Previous (During Past 5 Years):* None

Skills and Qualifications

Ms. Diamond brings to our Board of Directors deep knowledge of financial, accounting, strategic, and healthcare matters gained from her over 15-year career in the healthcare industry, particularly through her roles as Chief Financial Officer and President of the Home Solutions business of Humana Inc. She also contributes valuable insights on growth and innovation including consumer segmentation strategies, data analytics, and cutting-edge consumer focused technologies, as well as sustainability and diversity, equity and inclusion obtained through her experience with advancing healthcare equity at Humana. In addition, through her experiences serving as a Chief Financial Officer and President of an operating unit of a large public company, Ms. Diamond also offers operational leadership experience and extensive experience with strategic, financial, risk, and compliance issues, as well as risk management.

Independent Committee Memberships:

- Compensation
- Sustainability, Diversity and Public Policy

Dina Dublon



Director Since: 2005
Age: 69

Dina Dublon served as Executive Vice President and Chief Financial Officer at JPMorgan Chase & Co., a leading global financial services company, from 1998 until her retirement in 2004. In this role, she was responsible for global financial management, corporate treasury, tax and investor relations. Ms. Dublon previously held numerous positions at JPMorgan Chase and its predecessor companies, including corporate treasurer, managing director of the financial institutions division and head of asset liability management. Ms. Dublon also previously served on the boards of Microsoft, Accenture, and Deutsche Bank AG and on the faculty of Harvard Business School. She has served on the boards of several non-profit organizations, and currently chairs the board of advisors of the Columbia University Mailman School of Public Health, and serves on the independent audit quality committee of Ernst & Young LLP and the board of directors of The Hastings Center and the Westchester Land Trust.

Other Public Company Directorships:

- *Current:* Motive Capital Corp II; T. Rowe Price Group, Inc.
- *Previous (During Past 5 Years):* Motive Capital Corp (until 2022); Deutsche Bank AG (supervisory board until 2018)

Skills and Qualifications

Ms. Dublon brings to our Board of Directors deep expertise in financial, accounting, strategic and banking matters and capital markets operations gained from her distinguished career in the financial services industry, particularly through her role as Executive Vice President and Chief Financial Officer of JPMorgan Chase. She also contributes valuable risk management insights obtained through her experience at JPMorgan Chase, as well as from her service on the boards of several other public companies, including T. Rowe Price Group, Inc. In addition, Ms. Dublon offers unique perspectives on emerging markets, public policy and sustainability-related matters gained while working with global non-profit organizations focusing on public health and women's issues and initiatives.

Michelle Gass



Director Since: 2019
Age: 55

Independent Committee Memberships:
- Audit

Michelle Gass has served as President of Levi Strauss & Co. since 2023. Ms. Gass previously served as Chief Executive Officer and a director of Kohl's Corporation, a leading omnichannel retailer, from 2018 to 2022 and as its Chief Executive Officer elect and Chief Merchandising & Customer Officer from 2017 to 2018, Chief Merchandising & Customer Officer from 2015 to 2017, and Chief Customer Officer from 2013 to 2015. Prior to joining Kohl's, Ms. Gass served in a variety of management positions with Starbucks Corporation from 1996 to 2013, including most recently as President, Starbucks EMEA (Europe, Middle East and Africa) from 2011 to 2013; President, Seattle's Best Coffee; Executive Vice President, Global Marketing and Category; and various leadership roles in other brand, marketing, product management and strategy functions. Prior to Starbucks, Ms. Gass was with The Procter & Gamble Company. Ms. Gass currently serves on the boards of the Retail Industry Leaders Association and the National Retail Federation.

Other Public Company Directorships:
- *Current:* Levi Strauss & Co.
- *Previous (During Past 5 Years):* Kohl's Corporation (until 2022)

Skills and Qualifications

Ms. Gass brings to our Board of Directors deep knowledge of the omnichannel retail and consumer products industries gained from over 30 years of experience in retail and consumer goods industries, both domestically and internationally. PepsiCo benefits from her extensive understanding of marketing, product innovation and consumer branding from her various roles at Levi's, Kohl's, Starbucks and Procter & Gamble. Her insights in transforming the way Kohl's does business to adapt and embrace technology and e-commerce opportunities during her time at Kohl's are particularly valuable as we continue to strengthen our omnichannel capabilities to address similar issues in an environment of evolving consumer preferences. In addition, through her experiences leading a large retail public company, Kohl's, and operating businesses at Levi's and Starbucks, Ms. Gass also offers operational leadership experience, leading and developing strong management teams, as well as creating and implementing strategic plans.

Ramon L. Laguarta



Director Since: 2018
Age: 59

Ramon L. Laguarta has served as PepsiCo's Chief Executive Officer and a director on the Board since 2018, and assumed the role of Chairman of the Board in 2019. Mr. Laguarta previously served as President of PepsiCo from 2017 to 2018. Prior to serving as President, Mr. Laguarta held a variety of positions of increasing responsibility in Europe, including as Commercial Vice President of PepsiCo Europe from 2006 to 2008, PepsiCo Eastern Europe Region from 2008 to 2012, President, Developing & Emerging Markets, PepsiCo Europe from 2012 to 2015, Chief Executive Officer, PepsiCo Europe in 2015, and Chief Executive Officer, Europe Sub-Saharan Africa from 2015 until 2017. From 2002 to 2006, he was General Manager for Iberia Snacks and Juices, and from 1999 to 2001, a General Manager for Greece Snacks. Prior to joining PepsiCo in 1996 as a marketing vice president for Spain Snacks, Mr. Laguarta worked for Chupa Chups, S.A., where he worked in several international assignments in Asia, Europe, the Middle East and the United States. He also currently serves as the Co-Chair of the World Economic Forum's Board of Stewards for the Food Systems Initiative.

Other Public Company Directorships:
- *Current:* Visa Inc.
- *Previous (During Past 5 Years):* None

Skills and Qualifications

Mr. Laguarta brings to our Board of Directors strong leadership skills and extensive consumer packaged goods experience gained from the 20-plus years he spent in a variety of senior operational and executive roles at PepsiCo. Mr. Laguarta also contributes invaluable perspectives on the global marketplace and sustainability gained from his numerous international senior management positions, including living in Europe and leading the Europe Sub-Saharan Africa division, which has operations that span three continents and is comprised of developed, developing and emerging markets. A native of Barcelona, he speaks multiple languages including English, Spanish, French, German and Greek. Through his leadership of the Europe Sub-Saharan Africa division and then as President of PepsiCo, he offers deep experience in strategic planning, operations, marketing, brand development and logistics. His role as Chairman and CEO of PepsiCo creates a critical link between management and the Board of Directors, enabling the Board to perform its oversight function with the benefit of management's perspective on the business.

 

Sir Dave J. Lewis

Director Since: 2020
Age: 58



Independent Committee Memberships:

- Audit

Sir Dave J. Lewis served as Group Chief Executive Officer of Tesco PLC, a multinational grocery and general merchandise retailer, from 2014 until 2020. Prior to joining Tesco, he served in a variety of management positions with Unilever PLC, a global consumer products company, from 1987 to 2014, including a variety of leadership roles in Europe, Asia and the Americas, including as President, Personal Care from 2011 to 2014; President, Americas from 2010 to 2011; and Chairman, UK and Ireland from 2007 to 2010. Sir Dave currently serves as Chair of Haleon plc, a UK-based multinational consumer healthcare company, and Chairman of Xlinks and also serves on the boards of several non-profit and charitable organizations, including as Chair of World Wildlife Fund – UK and as a trustee of Leverhulme Trust, a UK charitable foundation. He was also chair of Champions 12.3, a UN program seeking to add momentum to the achievement of the UN Sustainable Development Target 12.3 by 2030, and co-chair of the Consumer, Retail and Life Sciences Business Council, which was established to advise the Prime Minister of the UK. In addition, he served as co-chair of the Supply Chain Advisory Group for the UK government during 2021. In recognition of his contribution to business and the food industry in the UK, Sir Dave was knighted by Her Majesty Queen Elizabeth II in the 2021 New Year's Honours List.

Skills and Qualifications

Sir Dave brings to our Board of Directors a wealth of international consumer experience and expertise in business strategy, brand management and customer development through his significant experience over three decades in both retail and consumer-packaged goods industries. He contributes a unique, global perspective on consumer centricity, retail strategy, operations, and supply chain management for consumer-facing brands. Through his experience leading Champions 12.3 and working with non-profit and charitable organizations, he also provides valuable knowledge of sustainability-related matters and the role of business in society as PepsiCo continues to focus on its sustainability goals and pursue strategies to drive sustainable long-term growth.

Other Public Company Directorships:

- *Current:* Haleon plc
- *Previous (During Past 5 Years):* Tesco PLC (until 2020)

David C. Page, MD

Director Since: 2014
Age: 66



Independent Committee Memberships:

- Compensation
- Sustainability, Diversity and Public Policy

David C. Page, MD, is a professor of biology at Massachusetts Institute of Technology ("**MIT**") and the Whitehead Institute for Biomedical Research, an independent non-profit research and educational institute affiliated with MIT and an investigator at the Howard Hughes Medical Institute. His research focuses on the genetic and molecular differences between males and females, and the roles that these differences play in health and disease. He served as Director and President of the Whitehead Institute from 2005 to 2020. In this role, he led a group of scientists focused on cancer research, genetics, genomics, developmental biology, stem cell research, regenerative medicine, parasitic disease and plant biology. His honors include a MacArthur Prize Fellowship, Science magazine's Top Ten Scientific Advances of the Year (in 1992 and again in 2003) and the 2011 March of Dimes Prize in Developmental Biology. He is a member of the National Academy of Sciences, the National Academy of Medicine and the American Academy of Arts and Sciences. Dr. Page serves as chair of the Visiting Committee for Harvard Medical School and Harvard School of Dental Medicine.

Skills and Qualifications

Dr. Page brings to our Board of Directors his scientific and medical expertise, gained from over 30 years of experience in those fields, and a unique perspective on the intersection of academic and commercial scientific research of interest to companies in the food and beverage industry. His perspectives are particularly valuable in light of PepsiCo's strategic focus on the areas of nutrition and health and wellness and in informing PepsiCo's response to the COVID-19 pandemic. Dr. Page's experience with producing significant scientific discoveries and innovative breakthroughs is highly relevant to PepsiCo's research and development initiatives, innovation pipeline and sustainability goals in an environment of shifting consumer preferences and regulatory initiatives.

Other Public Company Directorships:

- *Current:* None
- *Previous (During Past 5 Years):* None



Robert C. Pohlad

Director Since: 2015
Age: 68

Robert C. Pohlad has served since 1987 as President of Pohlad Holdings, a company of various family-owned entities which operate multiple businesses across a number of industries, including commercial real estate, automotive sales, automation and robotic engineering, and sports and entertainment. From 2002 until its acquisition by PepsiCo in 2010, Mr. Pohlad was Chairman and Chief Executive Officer of PepsiAmericas, Inc., an independent publicly traded company. PepsiAmericas, Inc. was formed from several independent bottlers in 1998, and, under Mr. Pohlad's tenure, it grew to become the second-largest bottler of PepsiCo products at the time of its acquisition. Previously, Mr. Pohlad held several other executive positions at bottling companies. Mr. Pohlad is a member and chair of the Board of Trustees of the University of Puget Sound and a member and chair of the Board of Visitors of the University of Minnesota Medical School.

Other Public Company Directorships:

- *Current:* None
- *Previous (During Past 5 Years):* None

Independent Committee Memberships:

- Compensation
- Nominating and Corporate Governance **CHAIR**



Skills and Qualifications

Mr. Pohlad brings to our Board of Directors extensive beverage and finance experience gained from the 20-plus years he spent in a variety of senior operational and executive roles at PepsiAmericas, Inc. and its predecessors. Mr. Pohlad has a deep understanding of leveraging large-scale distribution systems and global brands, specifically with respect to beverage and bottling operations, which is invaluable to PepsiCo. In addition, through his experience operating businesses and investments in myriad fields, Mr. Pohlad has gained expertise leading and developing strong management teams, creating and implementing effective strategic plans, addressing succession planning needs and brand-building.

Daniel Vasella, MD

Director Since: 2002
Age: 69

Daniel Vasella, MD, served as Chairman of Novartis AG, a global innovative healthcare solutions company, from 1999 to 2013 and as Chief Executive Officer of Novartis AG from 1996 to 2010. From 1992 to 1996, Dr. Vasella held the positions of Chief Executive Officer, Chief Operating Officer, Senior Vice President and Head of Worldwide Development and Head of Corporate Marketing at Sandoz Pharma Ltd. He also served at Sandoz Pharmaceuticals Corporation from 1988 to 1992. Dr. Vasella is currently working as a coach to senior executives. He also serves on the boards of several private companies.

Other Public Company Directorships:

- *Current:* American Express Company; SciClone Pharmaceuticals (Holdings) Limited
- *Previous (During Past 5 Years):* XBiotech Inc. (until 2018)

Independent Committee Memberships:

- Compensation
- Nominating and Corporate Governance



Skills and Qualifications

Dr. Vasella brings to our Board of Directors his expertise in the areas of nutrition and health and wellness, topics of importance to PepsiCo especially in light of the COVID-19 pandemic, as well as his leadership experience and global perspectives, which he obtained through his former role as Chairman and Chief Executive Officer of Novartis. Through his leadership of Novartis and his public company director experience, he also offers to PepsiCo extensive business, corporate governance, operations, management and marketing skills, as well as human capital management and talent development, succession planning and experience developing corporate strategy. In addition, he contributes his knowledge of and experience with regulatory matters developed through his role leading a highly regulated, global business in rapidly changing markets.

 

Darren Walker



Director Since: 2016
Age: 63

Darren Walker has served since 2013 as President of the Ford Foundation, a philanthropic organization, and as its Vice President for Education, Creativity and Free Expression from 2010 to 2013. Prior to the Ford Foundation, Mr. Walker joined the Rockefeller Foundation, a philanthropic organization, in 2002 and served as a Vice President responsible for foundation initiatives from 2005 to 2010. From 1995 to 2002, he was the Chief Operating Officer of Abyssinian Development Corporation, a community development organization in Harlem in New York City. Prior to that, Mr. Walker held various positions in finance and banking at UBS AG. Mr. Walker currently serves on the boards of several non-profit organizations, including the National Gallery of Art, Lincoln Center for the Performing Arts, Friends of the High Line and Carnegie Hall. Mr. Walker also currently chairs the U.S. Impact Investing Alliance Advisory Board and is a member of the Council on Foreign Relations and the American Academy of Arts and Sciences.

Other Public Company Directorships:

- *Current:* Ralph Lauren Corporation; Block, Inc. (formerly Square, Inc.)
- *Previous (During Past 5 Years):* None

Independent Committee Memberships:

- Nominating and Corporate Governance
- Sustainability, Diversity and Public Policy **CHAIR**

Skills and Qualifications

Mr. Walker brings to our Board of Directors his insight into the role of business in society gained through his role as President of the Ford Foundation and his leadership at other non-profit and philanthropic organizations. Through his experience with various social and community initiatives, he provides the Board with unique perspectives on human capital management, talent development and diversity and inclusion and insights on public policy and sustainability-related matters that are particularly valuable as PepsiCo continues to focus on its sustainability goals and pursue strategies to drive long-term growth. In addition, he offers a unique understanding of emerging markets and communities gained through his experience and oversight of the Ford Foundation's operations.

Alberto Weisser



Director Since: 2011
Age: 67

Alberto Weisser served as Chairman and Chief Executive Officer of Bunge Limited, a global food, commodity and agribusiness company, from 1999 until mid-2013 and as Executive Chairman until late-2013. Mr. Weisser previously served as Bunge's Chief Financial Officer from 1993 to 1999. Previously, Mr. Weisser worked at BASF Group, a chemical company, in various finance-related positions. He also served as a Senior Advisor at Lazard Ltd. from 2015 until 2018. He currently serves on the Americas Advisory Panel of Temasek International Pte. Ltd., a Singapore-based investment company.

Other Public Company Directorships:

- *Current:* Bayer AG; Linde Plc
- *Previous (During Past 5 Years):* None

Independent Committee Memberships:

- Audit **CHAIR**

Skills and Qualifications

Mr. Weisser brings to our Board of Directors his extensive experience with and keen understanding of commodities, gained from his role as Chairman and Chief Executive Officer of Bunge Limited. These skills are particularly valuable to PepsiCo in today's volatile global economic environment. Mr. Weisser has deep knowledge of the strategic, financial, risk and compliance issues facing a large, diversified, publicly traded company, and significant international experience, particularly with respect to emerging markets. Mr. Weisser also contributes strong financial acumen and expertise resulting from his six years of experience serving as Bunge Limited's Chief Financial Officer and other senior finance-related positions.



Board Composition and Refreshment

We believe the Board benefits from a mix of new directors who bring fresh perspectives and longer-serving directors who bring valuable experience, continuity and a deep understanding of the Company. The Board strives to maintain an appropriate balance of tenure, turnover, diversity, attributes, viewpoints and experiences. To promote thoughtful Board refreshment, we have:

- Developed a comprehensive, ongoing Board succession planning process;
- Implemented an annual Board and Committee assessment process;
- Adopted a policy in which no director may stand for election to the Board after reaching the age of 75 and a director's tenure is considered as a factor in the nomination process.

5 of the director nominees joined the Board since the beginning of 2018 and 2 director nominees are new candidates for election to the Board. The average age of our director nominees and our independent director nominees is 61.4 years and 61.6 years, respectively. The average tenure of all our director nominees and our independent director nominees is 7.1 years and 7.3 years, respectively.

Comprehensive, Ongoing Process for Board Succession Planning and Selection and Nomination of Directors

The Board regularly evaluates its composition, assessing individual director's skills, qualifications, attributes and experiences to ensure the overall Board composition is aligned with the needs of PepsiCo's long-term business strategy. Each year, the Board assesses the directors to be nominated at the annual meeting. The Board reviews potential director vacancies in light of its ongoing evaluation and regularly reviews potential candidates at Board meetings. The Nominating and Corporate Governance Committee assists this process by considering prospective candidates and identifying appropriate individuals for the Board's further consideration. From time to time, the Nominating and Corporate Governance Committee engages independent third-party consulting firms to help identify, evaluate and conduct due diligence on potential director candidates who meet the current needs of the Board.

The Nominating and Corporate Governance Committee also assists the Board in considering succession planning for Board positions such as the Presiding Director and Chairs of the Committees.

- The Presiding Director is appointed for a term of three years. The Board evaluates the Presiding Director's performance annually under the guidance of the Nominating and Corporate Governance Committee. Based on the recommendation of the Nominating and Corporate Governance Committee, the independent members of the Board re-elected Ian Cook as the Presiding Director of the Board in 2021 for another three-year term beginning in 2022. For more information on the robust responsibilities of our independent Presiding Director, please see "Board Leadership Structure" beginning on page 25 of this Proxy Statement.

- Except as the Board may otherwise determine, the Chair of each Committee is appointed for a term of three years and no more than three consecutive three-year terms. The Board re-elected the Audit Committee Chair for a third term beginning in 2022, the Compensation Committee Chair for a second term beginning in 2020, and elected a new Committee Chair beginning in 2021 for each of the Nominating and Corporate Governance Committee and the Sustainability, Diversity and Public Policy Committee. Earlier in 2023, the Board elected a new Compensation Committee Chair, whose term will be effective following the 2023 Annual Meeting.

 

Directors' Attributes and Experiences

The Board looks for its current and potential directors to have a broad range of attributes, viewpoints and experiences that can be leveraged in order to benefit PepsiCo and its shareholders and align with the evolving needs of PepsiCo's long-term business strategy. Currently, the Board is particularly interested in maintaining a mix of attributes and experiences that include the following:

- **Public Company CEO** including deep operational, CEO experience at a large global public company

- **Financial Expertise / Financial Community** including senior financial leadership experience at a large global public company or senior leadership experience at a financial institution

- **Consumer Products** including senior leadership experience with respect to a large consumer products business

- **Risk Management** including experience handling major risk-related challenges

- **Public Policy** including senior governmental, regulatory, philanthropic or public policy leadership experience, or policy-making role in areas relevant to our business

- **Science / Medical / Research / Innovation** including senior leadership experience or scientific/research role driving technical, engineering, medical or other research innovation

- **Technology / Data Analytics / e-commerce / Digital Marketing / Cyber** including senior leadership experience at a digital company or expertise in areas including e-commerce, data analytics, cloud engineered systems, digital marketing or cybersecurity

- **Diversity** including understanding the importance of diversity to a global enterprise with a diverse consumer base, informed by experience of gender, race, ethnicity and/or nationality

- **Developing and Emerging Markets / International Residence** including global business experience with a focus on developing and emerging markets, or residence or extensive time spent living outside of the United States

Attributes of Individual Nominees

All directors are also expected to possess certain personal traits and, in fulfilling its responsibility to identify qualified candidates for membership on the Board, the Nominating and Corporate Governance Committee considers the following attributes of candidates:

- Relevant knowledge, diversity of background, perspectives and experience in areas including business, finance, accounting, technology and cybersecurity, marketing, international business, government, human capital management and talent development;

- Personal qualities of leadership, character, judgment and whether the candidate possesses a reputation in the community at large of integrity, trust, respect, competence and adherence to the highest ethical standards;

- Roles and contributions valuable to the business community; and

- Whether the candidate is free of conflicts and has the time required for preparation, participation and attendance at meetings.

In addition, the Nominating and Corporate Governance Committee regularly considers each incumbent director's length of service on the Board and contributions, as well as the overall mix of tenures on the Board and the average tenure of all independent directors, in connection with determining whether an incumbent director should be renominated.

Consideration of Board Diversity



60% | The Nominating and Corporate Governance Committee and the Board are keenly focused on ensuring that a wide range of backgrounds and experience is represented on our Board. 60% of our director nominees are women and/or racially/ethnically diverse individuals.

Throughout the director selection and nomination process, the Nominating and Corporate Governance Committee and the Board seek to achieve diversity within the Board with a broad array of viewpoints and perspectives that are representative of our global business. The Nominating and Corporate Governance Committee adheres to the Company's philosophy of maintaining an environment free from discrimination on the basis of race, color, religion, sex, sexual orientation, gender identity, age, national origin, disability, veteran status or any other protected category under applicable law. This process is designed to provide that the Board includes members with diverse backgrounds, perspectives and experience, including appropriate financial and other expertise relevant to the business of the Company.

While not a formal policy, PepsiCo's director nomination processes call for the consideration of a range of types of diversity, including race, gender, ethnicity, culture, nationality and geography. In fact, diversity is one of the enumerated criteria that the Board has identified as critical in maintaining among its current and potential directors. Accordingly, the Nominating and Corporate Governance Committee is committed to actively seeking out highly qualified women and minority candidates, as well as candidates with diverse backgrounds, skills and experience, to include in the pool from which Board nominees are chosen. The Board also annually assesses the diversity of its members as part of its assessment process.

Director Orientation and Continuing Education

We have a comprehensive orientation program for all new directors with respect to their role as directors and as members of the particular Board committees on which they will serve. This orientation program includes one-on-one meetings with senior management, visits to PepsiCo's operations when possible and extensive written materials to familiarize new directors with PepsiCo's business, financial performance, strategic plans, executive compensation program, and corporate governance policies and practices. Additional training is also provided when a director assumes a leadership role, such as becoming a Committee Chair.

We also offer continuing education programs to assist directors in enhancing their skills and knowledge to better perform their duties and to recognize, and deal appropriately with, issues that may arise. These programs may be part of regular Board and Committee meetings or provided by qualified third parties on various topics. In addition, the Company pays for all reasonable expenses for any director who wishes to attend an external director continuing education program.

Board and Committee Assessments

Our Board continually seeks to improve its performance. A formal evaluation is conducted on an annual basis, and directors share perspectives, feedback and suggestions year-round, both during and outside of Board and Committee meetings. Pursuant to PepsiCo's Corporate Governance Guidelines and the Charters of each of the Board's Committees, the Board and each of its Committees conduct an evaluation at least annually.

Our processes enable directors to provide anonymous and confidential feedback on topics including:

- Board/Committee information and materials;
- Board/Committee meeting mechanics;
- Board/Committee composition and structure (including the mix of experience, skills, qualifications, viewpoints, backgrounds and demographic diversity);
- Board/Committee responsibilities and accountability (including with respect to strategy, risk management, operating performance, CEO and management succession planning, senior management development, corporate governance, sustainability and corporate culture);
- Board meeting conduct and culture; and
- Overall performance of Board members.

To promote effectiveness of the Board and each Committee, the results of the assessment are reviewed, and addressed by the Nominating and Corporate Governance Committee, the members of each Committee and the independent directors both alone in an executive session led by the independent Presiding Director and with members of management.

This process of actively engaging in thoughtful discussions, including on topics ranging from Board and Committee composition to overall performance of Board members, has had a meaningful impact on Board refreshment and succession planning. As a testament to the effectiveness of this assessment process, five of the director nominees joined the Board since the beginning of 2018 and two director nominees are new candidates for election to the Board. This refreshment demonstrates the Board's focus on maintaining an appropriate balance of attributes, viewpoints and experiences that align with the evolving needs of PepsiCo's long-term business strategy.

The Nominating and Corporate Governance Committee annually reviews the format of the evaluation process, including periodically conducting individual director assessments facilitated by a third party. As a result of the evaluation process, which helps identify opportunities to continue to improve the performance of the Board and the Committees, the Board and Committees continue to enhance practices and procedures as appropriate. The Board also reviews the Nominating and Corporate Governance Committee's periodic recommendations concerning the performance of the Board, each of its Committees and the Presiding Director.

Shareholder Recommendations and Nominations of Director Candidates

The Nominating and Corporate Governance Committee will consider recommendations for director nominees made by shareholders and evaluate them using the same criteria as for other candidates. Recommendations received from shareholders are reviewed by the Chair of the Nominating and Corporate Governance Committee to determine whether each candidate meets the minimum criteria set forth in the Corporate Governance Guidelines, and if so, whether the candidate's expertise and particular set of skills and background fit the current needs of the Board. Any shareholder recommendation must be sent to the Corporate Secretary of PepsiCo at 700 Anderson Hill Road, Purchase, New York 10577, and must include detailed background information regarding the suggested candidate that demonstrates how the individual meets the Board membership criteria.

Our By-Laws permit proxy access for shareholders. Shareholders who wish to nominate directors for inclusion in our Proxy Statement or directly at an Annual Meeting in accordance with the procedures in our By-Laws and Rule 14a-19 under the Exchange Act should see "2024 Shareholder Proposals and Director Nominations" on page 106 of this Proxy Statement for further information.

Corporate Governance at PepsiCo

Our Governance Philosophy

> **We believe strong corporate governance and an ethical culture are the foundation for financial integrity, investor confidence and sustainable performance.**

Strong corporate governance and a steadfast commitment to doing business the right way are and have been longstanding priorities at PepsiCo. Our strong tone at the top begins with our Board of Directors, which has demonstrated its focus on advancing openness, honesty, fairness and integrity in the Boardroom and across the Company through such actions as:

- Adopting Corporate Governance Guidelines for the Company that establish a common set of expectations to assist the Board and its Committees in performing their duties, reviewing these Guidelines at least annually, and updating the Guidelines as appropriate to reflect changing regulatory requirements, evolving best practices and input from our shareholders and other stakeholders;

- Adopting the Company's Global Code of Conduct and overseeing compliance, including ensuring corporate culture is on the Board agenda;

- Holding regular executive sessions between the Audit Committee and our Global Chief Compliance & Ethics Officer;

- Establishing a means for employees to raise issues to the Board and encouraging a culture of trust so that employees at every level feel comfortable speaking up about concerns; and

- Fostering a corporate culture of integrity and risk awareness through the Board's oversight over PepsiCo's integrated risk management framework, which includes the Board's review of specific high-priority risks on a regular basis throughout the year.

Key Corporate Governance Documents. The following key corporate documents are available at *www.pepsico.com* under *"Who We Are"—"Corporate Governance"* and are also available in print upon written request to the Corporate Secretary of PepsiCo at 700 Anderson Hill Road, Purchase, New York 10577: Corporate Governance Guidelines; the Global Code of Conduct; and the Charters of our Audit, Compensation, Nominating and Corporate Governance, and Sustainability, Diversity and Public Policy Committees of the Board.

Our Global Code of Conduct

> **PepsiCo is proud of its commitment to deliver sustained growth through empowered people acting with responsibility and building trust.**

This commitment is evidenced in part by our robust Global Code of Conduct, which is designed to provide our directors and employees with guidance on how to act legally and ethically while performing work for PepsiCo. PepsiCo works hard to communicate its values clearly and regularly throughout its operations, including by conducting an annual Global Code of Conduct training program for employees. Annually, all of PepsiCo's directors and executives, including all of our executive officers, certify their compliance with our Global Code of Conduct. Through these efforts, we are focused on developing a culture of empowering people across the Company to act with responsibility and to build trust by embracing the principles of our Global Code of Conduct and our core values: respect in the workplace; trust in the marketplace; fairness in our business relationships, honesty in business conduct; and purpose in our world.

Prohibition on Hedging and Pledging. To further align the interests of PepsiCo's directors, officers and employees with those of our shareholders, under PepsiCo's Global Code of Conduct and Insider Trading Policy, the Company prohibits all directors, officers and employees from engaging in activities that are designed to hedge or offset any decrease in the market value of PepsiCo stock (including purchasing financial instruments such as prepaid variable forward contracts, collars, exchange funds or equity swaps or engaging in short sales). In addition, directors, officers and employees may not hold PepsiCo securities in a margin account or pledge PepsiCo stock or PepsiCo stock options as collateral for a loan or otherwise.

 

Our Board of Directors

Our Board of Directors represents the interests of our shareholders and oversees the Company's business and affairs pursuant to the North Carolina Business Corporation Act and our governing documents. Members of the Board, all of whom are elected annually, oversee the Company's business and affairs by, among other things, participating in Board and Committee meetings, reviewing materials provided to them, engaging with the Chairman and CEO and with key members of management and associates, bringing in outside experts, and discussing feedback from shareholders and other stakeholders.

Outstanding Board Member Attendance. Regular attendance at Board meetings and the Annual Meeting of Shareholders is expected of each director. In fiscal year 2022, our Board of Directors held five meetings and our Committees held 23 meetings in the aggregate. In fiscal year 2022, no incumbent director attended fewer than 75% of the total number of Board and applicable Committee meetings (in each case held during the period that such director served). All of our fourteen directors then serving attended the 2022 Annual Meeting of Shareholders.

Board Leadership Structure

PepsiCo's governing documents enable the Board to determine the appropriate Board leadership structure for the Company and allow the roles of Chairman of the Board and CEO to be filled by the same or different individuals. This approach allows the Board the opportunity to determine whether the two roles should be separate or combined based upon the Company's needs in light of the dynamic environment in which we operate and the Board's assessment of the Company's leadership from time to time.

The Board regularly considers and is open to different structures as circumstances may warrant. During its most recent evaluation of its leadership structure, the Board determined that the current combined Chairman and CEO structure, together with a strong independent Presiding Director with clearly defined and robust responsibilities as set forth on page 26, strikes the right balance between effective independent oversight of PepsiCo's business and Board activities and strong and consistent corporate leadership, and provides the best leadership structure for the Company at this time. This structure enables a clear and unified strategic vision and is beneficial at this time given the complex and dynamic consumer and retail landscape. This leadership structure, along with having independent directors chair each of the Company's four Committees, also enhances the Board's oversight of material risks because the Chairman and CEO is uniquely positioned to identify emerging risks while the Presiding Director and Committee Chairs provide independent oversight of the Company's risk management programs.

In making the leadership structure determination, the Board gave thorough consideration to a number of factors, including: (i) the strategic goals of the Company, (ii) the unique opportunities and challenges PepsiCo is facing, (iii) the breadth and complexity of PepsiCo's business and global footprint, (iv) the various capabilities of our directors, (v) the dynamics of our Board, (vi) best practices in the market, (vii) PepsiCo's shareholder base and investor feedback, (viii) the current industry environment and (ix) the status of PepsiCo's progress with respect to key strategic initiatives. The Board also reflected upon the Company's strong, independent oversight function exercised by our actively engaged Board, which consists entirely of independent directors other than our Chairman and CEO, as well as the independent leadership provided by our independent Presiding Director and each of the four standing Board Committees, which consist solely of, and are chaired by, independent directors.

The Board recognizes the importance of the Company's leadership structure to our shareholders and will continue to regularly assess the Board leadership structure with careful consideration of the input obtained through engagement with our shareholders.



Ramon L. Laguarta
CHAIRMAN AND CEO

Ian Cook
PRESIDING DIRECTOR
Former Chairman, President and Chief Executive Officer, Colgate-Palmolive Company



The independent directors believe that our current Chairman of the Board and CEO, Ramon L. Laguarta, as an experienced leader with deep operational experience, particularly in international markets, and extensive knowledge of the Company, food and beverage industry and risk management practices that Mr. Laguarta gained from working over 20 years at PepsiCo in a variety of executive and general management roles, serves as a highly effective bridge between the Board and management. In his role as Chairman and CEO, Mr. Laguarta is in the best position to be aware of key issues facing the Company, and to effectively communicate with various internal and external constituencies about critical business matters. During this period of significant change for PepsiCo as we implement key strategic and ongoing transformation initiatives and navigate the rapidly evolving business environment, the independent directors believe that the Company is best served by having one clear leader in both the Chairman and CEO roles who has the vision and leadership to execute on the Company's strategy and create shareholder value.

As a result of his extensive experience leading a multinational consumer products company during his 40-plus year career at Colgate-Palmolive, including his 12 years as CEO and his direct involvement in both risk management and risk oversight, and his deep understanding of PepsiCo and its business acquired from his years of service on our Board, Mr. Cook is uniquely positioned to work collaboratively with our Chairman and CEO, while providing strong independent oversight of management.

In addition to his core responsibilities as Presiding Director as described further below, Mr. Cook is an actively engaged director who regularly communicates with the Chairman and CEO and other members of the senior management on various topics of importance to the Company, including business strategy and the Company's approach to identifying and mitigating key risks.

In recognition of Mr. Cook's strong leadership stemming from his industry-relevant knowledge, operational, risk oversight and governance experience and exceptional interpersonal and communication skills, the independent members of the Board of Directors re-elected Mr. Cook as the Presiding Director for another three-year term beginning in 2022.

Role of Presiding Director. Our Corporate Governance Guidelines provide that if the Chairman of the Board is not an independent director, an independent director shall be designated as the Presiding Director by the independent members of the Board based on the recommendation of the Nominating and Corporate Governance Committee. The Presiding Director is appointed for a term of three years.

The Board evaluates the Presiding Director's performance annually under the guidance of the Nominating and Corporate Governance Committee. The duties of our independent Presiding Director are robust and consistent with the responsibilities generally held by independent "lead directors" at other public companies.

Presiding Director Duties:

- Presides at all meetings of the Board at which the Chairman of the Board is not present, including executive sessions of the independent directors
- Serves as a liaison between the Chairman of the Board and the independent directors
- Has authority to approve information sent to the Board
- Approves meeting agendas for the Board, including Board consideration of any matters as he or she deems appropriate, including risk-related matters
- Approves meeting schedules to assure that there is sufficient time for discussion of all agenda items
- Works with the Board Committee Chairs to oversee the annual assessment of the Board and Committees, including assessment of the effectiveness and appropriateness of the process by which the Board identifies, assesses, addresses and monitors the Company's enterprise risks
- Has the authority to call meetings of the independent directors
- If requested by major shareholders, ensures that he or she is available for consultation and direct communication

 

In addition to these responsibilities and assisting the Board in the fulfillment of its responsibilities in general, Mr. Cook, as the Presiding Director, has over the past few years performed additional duties including:

- meeting with the Chairman and CEO after the executive sessions of independent directors held at each regularly scheduled Board meeting to provide feedback on the independent directors' deliberations;

- regularly speaking with the Chairman and CEO between Board meetings to discuss any matters of concern, often following consultation with other independent directors;

- working with the Nominating and Corporate Governance Committee to guide the Board's governance processes, including developing recommendations for Board and Committee structure, size and composition, including Board succession planning, and for the Board's approach to performing its duties;

- meeting regularly with members of senior management other than the Chairman and CEO; and

- representing the Board in communications with shareholders, including on sustainability matters.

Director Independence

Independence Determination

The Company's Corporate Governance Guidelines provide that an independent director is a director who meets the Nasdaq definition of independence, as determined by the Board. This definition is included in the Corporate Governance Guidelines, which are available at *www.pepsico.com* under *"Who We Are"—"Corporate Governance."* In making a determination of whether a director has any relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, the Board of Directors considers all relevant facts and circumstances, including but not limited to the director's commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships.

Consistent with these considerations, the Board of Directors has affirmatively determined that all of our non-management director nominees, who are listed below, are independent within the meaning of the SEC and Nasdaq rules. The Board had also previously determined that Shona L. Brown, who currently serves on the Board, is independent.

Independent Director Nominees

Segun Agbaje	Susan M. Diamond	Robert C. Pohlad
Jennifer Bailey	Dina Dublon	Daniel Vasella
Cesar Conde	Michelle Gass	Darren Walker
Ian Cook	Dave J. Lewis	Alberto Weisser
Edith W. Cooper	David C. Page	

In arriving at the foregoing independence determination, the Board of Directors thoroughly considered the relationships described under "Transactions with Related Persons" on page 29 of this Proxy Statement and determined that they do not impair Mr. Pohlad's independence or his ability to exercise independent judgment in carrying out the responsibilities of a director.

Executive Sessions of Independent Directors

The independent directors hold regularly scheduled executive sessions of the Board and its Committees without Company management present. These executive sessions are chaired by the independent Presiding Director (at Board meetings) or by the independent Committee Chairs (at Committee meetings). The independent directors met in executive session at all of the regularly scheduled Board meetings held in 2022. Regular executive sessions are also held by each Committee.

Related Person Transactions

The Board of Directors has adopted written Related Person Transaction Policies and Procedures that generally apply to any transaction or series of transactions:

- in which the Company or a subsidiary was or is a participant;
- where the amount involved exceeds or is expected to exceed $120,000 since the beginning of the Company's last completed fiscal year; and
- in which the related person (i.e., a director, director nominee, executive officer, greater than five percent beneficial owner of the Company's Common Stock, or any immediate family member of any of the foregoing) has or will have a direct or indirect material interest.

The transactions described above are submitted to the Audit Committee for review and approval or ratification.

 

Review and Approval of Transactions with Related Persons

In determining whether to approve, ratify or disapprove of the entry into a related person transaction, the Audit Committee considers all relevant facts and circumstances and takes into account, among other factors:

- whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances;
- whether the transaction would impair the independence of an outside director; and
- whether the transaction would present an improper conflict of interest for any director or executive officer of the Company.

The Audit Committee has considered and adopted standing pre-approvals under the policy for limited transactions with related persons. The Company's General Counsel maintains a list of transactions deemed pre-approved under the policy for review by any Board member.

Transactions with Related Persons

The Board thoroughly considered the following relationships involving Robert C. Pohlad and determined that they do not impair Mr. Pohlad's independence or his ability to exercise independent judgment in carrying out the responsibilities of a director of the Company:

- Mr. Pohlad indirectly owns one-third of the voting interests in the Minnesota Twins, a Major League Baseball team, and the remaining voting interests are indirectly owned by his brothers, William Pohlad and James Pohlad. The non-voting interests in the Minnesota Twins are owned indirectly by Mr. Pohlad and members of his immediate family and through trusts for the benefit of Mr. Pohlad's descendants and descendants of members of his family. Members of Mr. Pohlad's immediate family are employed by the Minnesota Twins, including James Pohlad, who serves as Chairman of the Board. In addition, Mr. Pohlad's son is a current executive officer of the Minnesota Twins, serving as Executive Chair. In fiscal year 2022, PepsiCo made payments to the Minnesota Twins of approximately $770,000 in connection with a sponsorship agreement, and PepsiCo received payments of approximately $860,000 from the Minnesota Twins and an independent third party in connection with the sale of PepsiCo products at the Minnesota Twins' stadium. Transactions between the Minnesota Twins and PepsiCo, individually and in the aggregate, represented less than 1% of the annual revenues of the Minnesota Twins and PepsiCo for each of fiscal years 2022, 2021 and 2020.
- Mr. Pohlad and his brothers indirectly own an equity interest of approximately 13% in Minnesota United, a Major League Soccer Team. In fiscal year 2022, PepsiCo made payments to Minnesota United of approximately $220,000 in connection with a sponsorship agreement, and PepsiCo received payments of approximately $180,000 from Minnesota United and an independent third party in connection with the sale of PepsiCo products at Minnesota United's stadium. Transactions between Minnesota United and PepsiCo, individually and in the aggregate, represented less than 1% of the annual revenues of Minnesota United and PepsiCo for each of fiscal years 2022, 2021 and 2020.
- Mr. Pohlad and his immediate family members indirectly own an equity interest of approximately 13% of ESXL LLC, a New York-based esports organization, which is the parent company of CDXL, LLC, an online e-gaming league franchise operator. In fiscal year 2022, PepsiCo made or agreed to make payments to CDXL, LLC of approximately $665,000 in connection with a sponsorship agreement pursuant to which PepsiCo became the exclusive beverage sponsor of a professional video game competition. In fiscal year 2023, PepsiCo expects to indirectly pay ESXL LLC approximately $450,000 in connection with the launch of a promotional event for the Doritos brand scheduled to take place in fiscal year 2023.

The sponsorship agreements and sale of PepsiCo products for the Minnesota Twins and the Minnesota United are ongoing, the sponsorship agreement with CDXL, LLC expired in December 2022, and the transaction with ESXL LLC is a one-time arrangement for fiscal year 2023. Mr. Pohlad is and was not involved in negotiating these arm's-length transactions. The Board thoroughly considered these relationships and determined that they do not impair Mr. Pohlad's independence or his ability to exercise independent judgment in carrying out the responsibilities as a director of the Company.

In addition, Meaghan Spillane is a Key Account Manager, PepsiCo Beverages North America (PBNA) at PepsiCo and daughter of Marie T. Gallagher, who serves as Senior Vice President and Controller of PepsiCo. Ms. Spillane received total compensation of approximately $152,000 in fiscal year 2022, and participates in the general welfare and benefit plans of PepsiCo. Ms. Spillane's compensation was established in accordance with PepsiCo's employment and compensation practices applicable to employees with equivalent qualifications and responsibilities and holding similar positions. Ms. Gallagher does not have a material interest in her daughter's employment, nor does she share a household with her.



Committees of the Board of Directors

The Board of Directors has four standing Committees: Audit, Compensation, Nominating and Corporate Governance, and Sustainability, Diversity and Public Policy. Fifty percent of the Committees are chaired by diverse Directors. The table below indicates the current members of each Board Committee:

	Audit*	Compensation*	Nominating and Corporate Governance	Sustainability, Diversity and Public Policy
Segun Agbaje	E			
Shona L. Brown		👤		●
Cesar Conde		●	●	
Ian Cook (Presiding Director)			●	
Edith W. Cooper	●			
Dina Dublon		●		●
Michelle Gass	E			
Dave J. Lewis	E			
Ramon L. Laguarta				
David C. Page		●		●
Robert C. Pohlad		●	👤	
Daniel Vasella		●	●	
Darren Walker			●	👤
Alberto Weisser	👤 E			

👤 = Committee Chair

E = Audit Committee Financial Expert

* Shona L. Brown will not stand for re-election at the 2023 Annual Meeting and Cesar Conde will chair the Compensation Committee following the 2023 Annual Meeting. If elected to the Board by our shareholders at the 2023 Annual Meeting, Jennifer Bailey and Susan M. Diamond will join the Audit Committee.

 

Audit Committee

Met **eight** times in 2022

Current Committee Members

Alberto Weisser **CHAIR**
Segun Agbaje
Edith W. Cooper
Michelle Gass
Dave J. Lewis

Primary Responsibilities

- Engaging and overseeing the Company's independent registered public accounting firm (taking into account the vote on shareholder ratification) and considering the independence, qualifications and performance of the independent registered public accounting firm

- Approving all audit and permissible non-audit services to be performed by the independent registered public accounting firm

- Reviewing and evaluating the performance of the lead audit partner of the independent registered public accounting firm and periodically considering whether there should be a rotation of the independent registered public accounting firm

- Overseeing the quality and integrity of PepsiCo's financial statements and its related accounting and financial reporting processes and internal control over financial reporting, and the audits of PepsiCo's financial statements, including reviewing with management and the independent registered public accounting firm PepsiCo's annual audited and quarterly financial statements and other financial disclosures, including earnings releases

- Reviewing and approving the internal audit department's audit plan, staffing, budget and responsibilities

- Reviewing PepsiCo's compliance with legal and regulatory requirements, including by reviewing and discussing the implementation and effectiveness of PepsiCo's compliance program

- Establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding (a) accounting, internal accounting controls or auditing matters and other federal securities law matters and (b) confidential, anonymous submissions by employees of concerns regarding accounting or auditing matters or other federal securities law matters

- Reviewing and assessing the guidelines and policies governing PepsiCo's risk management and oversight processes, and assisting the Board's oversight of PepsiCo's financial, compliance and employee safety risks

- Reviewing and providing oversight of all related person transactions

- During 2022, the Audit Committee continued to review and consider how the deadly conflict in Ukraine and COVID-19 impacted each of its areas of responsibility

Financial Expertise and Independence

The Board of Directors has determined that Segun Agbaje, Michelle Gass, Dave J. Lewis and Alberto Weisser satisfy the criteria adopted by the SEC to serve as "audit committee financial experts" and that all of the members of the Committee are independent directors pursuant to the applicable requirements under the SEC and Nasdaq rules.

No Audit Committee member concurrently serves on the audit committee of more than two other public companies.

Report

The Audit Committee Report is set forth beginning on page 46 of this Proxy Statement.

Compensation Committee

Met **five** times in 2022

Current Committee Members

Shona L. Brown **CHAIR**
Cesar Conde
Dina Dublon
David C. Page
Robert C. Pohlad
Daniel Vasella

Primary Responsibilities

- Overseeing policies relating to compensation of the Company's executives and making recommendations to the Board with respect to such policies

- Overseeing engagement with shareholders on executive compensation matters

- Overseeing the design of all material employee benefit plans and programs of the Company, its subsidiaries and divisions

- Meeting at least annually with the CEO to discuss the CEO's self-assessment in achieving individual and corporate performance goals and objectives

- Evaluating and discussing with the independent directors the performance of the CEO and recommending the CEO's compensation to the independent directors based on the CEO's performance

- Overseeing the evaluation of the executive officers and other key executives deemed to be under the Compensation Committee's purview, and evaluating and determining the individual elements of total compensation for such officers

- Evaluating its relationship with any compensation consultant for any conflicts of interest and assessing the independence of any compensation consultant, legal counsel or other advisors

- Reviewing and reporting to the Board with respect to director compensation and stock ownership guidelines

Additional information on the roles and responsibilities of the Compensation Committee is provided in the Compensation Discussion and Analysis beginning on page 50 of this Proxy Statement.

Independence

The Compensation Committee is comprised entirely of directors who are independent under the SEC and Nasdaq rules for directors and compensation committee members.

Report

The Compensation Committee Report is set forth on page 81 of this Proxy Statement.

Compensation Advisor

The Compensation Committee has engaged FW Cook as its independent external advisor. The Compensation Committee reviewed its relationship with FW Cook, considered FW Cook's independence and the existence of potential conflicts of interest, and determined that the engagement of FW Cook did not raise any conflict of interest or other issues that would adversely impact FW Cook's independence. In reaching this conclusion, the Compensation Committee considered various factors, including the six factors set forth in the SEC and Nasdaq rules regarding compensation advisor conflicts of interest and independence.

Compensation Committee Interlocks and Insider Participation

Shona L. Brown, Cesar Conde, Dina Dublon, David C. Page, Robert C. Pohlad and Daniel Vasella served on the Company's Compensation Committee during fiscal year 2022. No member of the Compensation Committee is now, or has been, an officer or employee of the Company. No member of the Compensation Committee had any relationship with the Company or any of its subsidiaries during 2022 pursuant to which disclosure would be required under applicable SEC rules pertaining to the disclosure of transactions with related persons, other than Mr. Pohlad, as described on page 29 of this Proxy Statement. None of the executive officers of the Company currently serves or served during 2022 on the board of directors or compensation committee of another company at any time during which an executive officer of such other company served on PepsiCo's Board of Directors or Compensation Committee.

 

Nominating and Corporate Governance Committee

Met **six** times in 2022

Current Committee Members

Robert C. Pohlad **CHAIR**
Cesar Conde
Ian Cook
Daniel Vasella
Darren Walker

Primary Responsibilities

- Developing criteria and qualifications, including criteria to assess independence, for selecting director candidates and identifying qualified candidates for membership on the Board and its Committees
- Developing and recommending to the Board corporate governance guidelines and other corporate policies and otherwise performing a leadership role in shaping the Company's corporate governance policies and practices
- Reviewing Board succession plans and overseeing the development of the process and protocols regarding succession plans for the Company's CEO
- Making recommendations to the Board concerning the composition, size, structure and activities of the Board and its Committees
- Overseeing the process for evaluating the Board and its Committees, including assessing and reporting to the Board on the performance of the Board and its Committees

Independence

The Nominating and Corporate Governance Committee is comprised entirely of directors who meet the independence requirements under the Nasdaq rules.

Sustainability, Diversity and Public Policy Committee

Met **four** times in 2022

Current Committee Members

Darren Walker **CHAIR**
Shona L. Brown
Dina Dublon
David C. Page

Primary Responsibilities

- Assisting in the Board's oversight of risks related to matters overseen by the Committee
- Reviewing the Company's sustainability initiatives and engagement
- Review the Company's key sustainability programs and related goals it may establish from time to time and monitor the Company's progress toward achieving those goals
- Reviewing the Company's diversity, equity and inclusion policies, programs and initiatives
- Reviewing and monitoring key public policy trends, issues and regulatory matters and the Company's engagement in the public policy process
- Overseeing the Company's Political Contributions Policy and reviewing the Company's political activities and expenditures

Independence

The Sustainability, Diversity and Public Policy Committee is comprised entirely of directors who meet the independence requirements under the Nasdaq rules.

The Board's Role in Strategy Oversight

One of the Board's key responsibilities is overseeing the Company's strategy, and the Board has deep experience and expertise in the area of strategy development and insights into the most important issues facing the Company. Setting the strategic course of the Company involves a high level of constructive engagement between management and the Board. Our entire Board acts as a strategy committee and regularly discusses the key priorities of our Company, taking into consideration and adjusting the Company's long-term strategy with global economic, consumer and other significant trends, as well as changes in the food and beverage industries and regulatory initiatives.

- Annually, the Board conducts an extensive review of the Company's long-term strategic plans, its annual operating plan and capital structure.
- Throughout the year and at almost every Board meeting, the Board receives information and updates from management and actively engages with senior leaders with respect to the Company's strategy, including the strategic plans for our divisions, the competitive environment, sustainability initiatives and human capital management strategies, including matters related to diversity, equity and inclusion.
- PepsiCo's independent directors also hold regularly scheduled executive sessions without Company management present, at which strategy is discussed.
- The Board also regularly discusses and reviews feedback on strategy from our shareholders and stakeholders.

The Board also receives regular updates, formally and informally, and participates in discussions with management about any key global events that may impact the Company as they arise. For example, during 2022, the Board was actively engaged in monitoring the potential impact of the deadly conflict in Ukraine and the COVID-19 pandemic on the Company's strategy.

The Board's Oversight of Risk Management

The Board recognizes that the achievement of our strategic and operating objectives involves risks, many of which evolve over time. The Board has oversight responsibility for PepsiCo's integrated risk management framework, which is designed to identify, assess, prioritize, address, manage, monitor and communicate these risks across the Company's operations, and foster a corporate culture of integrity and risk awareness. Consistent with this approach, one of the Board's primary responsibilities is overseeing and interacting with senior management with respect to key aspects of the Company's business, including risk assessment and risk mitigation of the Company's top risks.

The Board receives and provides feedback on regular updates from management regarding the Company's top risks, including updates from members of management responsible for overseeing impacted areas, governance processes associated with managing these risks, the status of projects to strengthen the Company's risk mitigation efforts and recent incidents impacting the industry and threat landscape. In evaluating top risks, the Board and management consider short-, medium-, and long-term potential impacts on the Company's business, financial condition, and results of operations, including looking at the internal and external environment when evaluating risks, risk amplifiers and emerging trends, and considers the risk horizon as part of prioritizing the Company's risk mitigation efforts. The Board receives updates through presentations, memos and other written materials, teleconferences, and other appropriate means of communication, with numerous opportunities for discussion and feedback, and continuously evaluates its approach in addressing top risks as circumstances evolve. PepsiCo's risk oversight processes and disclosure controls and procedures are designed to appropriately escalate key risks to the Board as well as to analyze potential risks for disclosure.

The Board also receives periodic updates from external experts and advisers on global macroeconomic trends and conditions that may impact the Company's strategy and financial performance, including geopolitical conflicts, economic instability, labor market trends, changing consumer behavior, retail disruption, and digitalization.

Risk Management Framework


BOARD OVERSIGHT

Board of Directors
The Board has oversight responsibility for PepsiCo's integrated risk management framework. Throughout the year, the Board and the relevant Committees receive updates from management with respect to various enterprise risk management issues and dedicate a portion of their meetings to reviewing and discussing specific risk topics in greater detail, including risks related to cybersecurity, food safety, sustainability, human capital management, including diversity, equity and inclusion, and supply chain and commodity inflation.

The Board has tasked designated Committees of the Board with oversight of certain categories of risk management, and the Committees report to the Board regularly on these matters.

Audit Committee
Reviews and assesses the guidelines and policies governing the Company's risk management and oversight processes, and assists with the Board's oversight of financial, compliance and employee safety risks facing the Company.

The Audit Committee also assists the Board's oversight of the Company's compliance with legal and regulatory requirements, and the General Counsel and the Chief Compliance & Ethics Officer, who reports to the General Counsel, each meets regularly with the Audit Committee, including in executive session without management present.

Compensation Committee
Reviews the Company's employee compensation policies and practices to assess whether such policies and practices could lead to unnecessary risk-taking behavior.

Nominating and Corporate Governance Committee
Assists the Board in its oversight of the Company's governance structure and other corporate governance matters, including succession planning.

Sustainability, Diversity and Public Policy Committee
Assists the Board in its oversight of the Company's policies, programs and related risks that concern key sustainability, diversity, equity and inclusion and public policy matters, including climate change.


 

Sources of Risk Identification & Mitigation

PepsiCo Risk Committee (PRC)
- Comprised of a cross-functional, geographically diverse, senior management group, including PepsiCo's Chairman of the Board of Directors and Chief Executive Officer, Chief Financial Officer, General Counsel, Sector Chief Executive Officers and the heads of Corporate Affairs, Human Resources, Research & Development, Information Technology, Sustainability, Strategy, Transformation, International Beverages, Commercial, Global Operations, Marketing, and Financial Planning & Analysis
- Meets regularly to identify, assess, prioritize and address top strategic, financial, operating, compliance, safety, reputational, and other risks
- Responsible for reporting progress on risk mitigation efforts to the Board

Division/Key Country Risk Committees
- Comprised of cross-functional senior management teams
- Meet regularly to identify, assess, prioritize and address division and country-specific business risks

Risk Management Office (RMO)
- Manages the overall risk management process
- Provides ongoing guidance, tools and analytical support to the PRC and division and key country risk committees
- Identifies and assesses potential risks and facilitates ongoing communication between the parties, as well as the Board and Committees of the Board

Internal Audit Department
- Evaluates the ongoing effectiveness of key internal controls through periodic audit and review procedures

Law and Compliance & Ethics
- Lead and coordinate compliance policies and practices

Disclosure Committee
- Comprised of the General Counsel, Controller and heads of Internal Audit, Financial Planning & Analysis and Investor Relations
- Evaluates information from PepsiCo's integrated risk management framework as part of the Disclosure Committee's monitoring of the integrity and effectiveness of the Company's disclosure controls and procedures

Oversight of Certain Key Risks

Oversight of Supply Chain and Commodity Inflation Risks 	During 2022, the Board received information from, and actively engaged with, management on the impact of external factors on our transportation, labor and commodity availability and costs as well as our manufacturing operations and supply chain, including geopolitical events such as the deadly conflict in Ukraine, the COVID-19 pandemic, the inflationary cost environment, supply chain disruptions (including raw material shortages) and labor shortages, and the Company's efforts to mitigate the potential impact of such factors.
Oversight of Cybersecurity Related Risks 	Given that cybersecurity risks can impact various areas of responsibility of the Committees of the Board, the Board believes it is useful and effective for the full Board to maintain direct oversight over cybersecurity matters. The Board receives and provides feedback on regular updates from management, including from the Company's Global Chief Information Officer and Chief Information Security Officer, regarding cybersecurity governance processes, the status of projects to strengthen internal cybersecurity and also discusses any significant cyber incidents, including recent incidents throughout the industry and the emerging threat landscape.
Oversight of Climate Change Related Risks 	The Sustainability, Diversity and Public Policy Committee assists the Board in overseeing the management of long-term risks posed by climate change, including specific actions performed in order to protect the Company from the negative effects of climate change. In addition, the Committee reviews PepsiCo's sustainability programs and goals related to reducing our climate impact in our operations throughout our value chain and monitors our progress toward achieving such goals.
Oversight of Human Capital Management Related Risks 	The Board is actively engaged in overseeing senior management development and succession as well as PepsiCo's key human capital management strategies. The Compensation Committee oversees the design of all material employee benefit plans and programs, the Nominating and Corporate Governance Committee oversees CEO and director succession plans, and the Sustainability, Diversity and Public Policy Committee oversees initiatives and progress related to diversity, equity and inclusion. Each of the Committees provide reports and feedback to the full Board for its collective review and discussion. For more information, please see "The Board's Role in Human Capital Management and Talent Development" beginning on page 36 of this Proxy Statement.



At its February 2023 meeting, the Compensation Committee reviewed the results of the 2022 annual compensation risk assessment and concluded that the risks arising from the Company's overall compensation programs are not reasonably likely to have a material adverse effect on the Company.

The Company believes that the Board's leadership structure, discussed in detail under "Board Leadership Structure" on pages 25-27 of this Proxy Statement, supports the risk oversight function of the Board, with the Chairman and CEO uniquely positioned to identify emerging risks while the independent Presiding Director and Chairs of the Board's four Committees provide independent oversight of the Company's risk management programs.

The Board's Role in Human Capital Management and Talent Development

The Board believes that human capital management and talent development are vital to PepsiCo's continued success. They are integral elements of our strategic framework and we strive to create a diverse and inclusive workplace with meaningful opportunities that will attract and retain the best and brightest in a competitive talent landscape.

Our Board's involvement in leadership development and succession planning is systematic and ongoing, and the Board provides input on important decisions in each of these areas. The Board has primary responsibility for succession planning for the CEO and oversight of other executive officer positions. The Nominating and Corporate Governance Committee oversees the development of the process and protocols regarding succession plans for the CEO, and annually reviews these protocols. To assist the Board, the CEO annually provides the Board with an assessment of senior managers and their potential to succeed to the position of CEO, developed in consultation with the Presiding Director and the Chair of the Nominating and Corporate Governance Committee. The Board meets regularly with high-potential executives, both in small group and one-on-one settings. The Board has overseen appointments of current direct reports of the CEO, who include seven executives globally who are racially/ethnically diverse and/or female, demonstrating our focus on building a highly skilled and diverse executive team that brings a broad array of opinions and perspectives that are reflective of our global businesses.

With respect to the broader organization, our Board is actively engaged in the oversight of our corporate culture and is continuously focused on developing a culture that is aligned with our long-term strategy. This includes reinforcing a set of behaviors throughout the Company that we think are critical to empower performance, which we call *The PepsiCo Way*, including voicing opinions fearlessly, raising the bar on talent and diversity and acting with integrity.

PepsiCo is focused on developing a culture that is aligned with our long-term strategy, including reinforcing a set of behaviors throughout the Company that we think are critical to empower performance, which we call *The PepsiCo Way*:

| THE PEPSICO WAY | BE CONSUMER CENTRIC | ACT AS OWNERS | FOCUS & GET THINGS DONE FAST | VOICE OPINIONS FEARLESSLY | RAISE THE BAR ON TALENT & DIVERSITY | CELEBRATE SUCCESS | ACT WITH INTEGRITY |

In addition, the Board and its applicable Committees regularly engage with employees at all levels of the organization to provide oversight on a broad range of other human capital management topics, including talent attraction and retention, diversity, equity and inclusion, pay equity, health and safety, training and development and compensation and benefits. Employee feedback is considered in designing and evaluating employee programs and benefits and in monitoring current practices for potential areas of improvement.

The Board's Sustainability, Diversity and Public Policy Committee, established in 2017, assists the Board in providing more focused oversight over PepsiCo's policies and programs and related risks that concern key sustainability, diversity, equity and inclusion and public policy matters and to ensure that such topics remain central to the success of our business strategy.

 

Human Capital Management Highlights

PepsiCo, under the Board's oversight and guidance, has taken significant actions to enhance our diverse and inclusive culture, protect and train our associates and maintain our reputation as a great place to work.

	APPROACH	RECENT ACTIONS AND HIGHLIGHTS	ADDITIONAL INFORMATION
Diversity, Equity and Inclusion	We believe that our culture of diversity, equity and inclusion is a competitive advantage that fuels innovation, enhances our ability to attract and retain talent and strengthens our reputation. We continually strive to improve the attraction, retention, and advancement of diverse associates to ensure we sustain a high-caliber pipeline of talent that also represents the communities we serve.	In 2020, PepsiCo launched our more than $570 million Racial Equality Journey in the U.S., an effort to break down systemic barriers to opportunity, starting with a set of initiatives in the United States focused on increasing Black and Hispanic representation at PepsiCo to mirror workforce availability in the U.S., supporting Black- and Hispanic-owned businesses and lifting up Black and Hispanic American communities over five years. This commitment includes specific goals to increase Black and Hispanic managerial representation at PepsiCo by 2025. We are also continuing our efforts to recruit, develop and retain women through intentional efforts like our Transformational Leadership Program, Million Women Mentors and our Women's Inclusion Network and Women of Color Employee Resource Groups. We are committed to being transparent about our actions and provide a workforce demographics report on our website, which is updated every six months, to show how we are progressing against our goals.	More information on our Racial Equality Journey and initiatives to advance diversity, as well as our U.S. 2021 Consolidated EEO-1 Report as submitted to the U.S. Equal Employment Opportunity Commission, can be found on our website at *www.pepsico.com/our-impact/esg-topics-a-z/employee-demographics*.
Training and Development	PepsiCo supports and develops its associates through a variety of global training and development programs that build and strengthen employees' leadership and professional skills, including career development plans, mentoring programs and in-house learning opportunities, such as PEP U Degreed, our internal global online learning resource.	Through PEP U Degreed, we offer learning solutions, such as industry magazines, TED talks and podcasts. PEP U Degreed also leverages artificial intelligence and machine learning to suggest personalized learning resources. In 2022, PepsiCo associates completed over one million hours of training, including on PEP U Degreed. In 2022, PepsiCo increased its investment in upskilling and reskilling by offering eligible U.S. associates—both frontline and professional—access to more than 100 degrees, certificates and trades programs, all tuition-free. PepsiCo also continued to offer tuition reimbursement annually up to $5,250 for an undergraduate course or $8,000 for a graduate course. In addition, PepsiCo launched SMILES, a global employee recognition program, in 2020 to provide an opportunity for managers and peers to celebrate their team members for The *PepsiCo Way* behaviors or a milestone. Since launch, more than one million SMILES have been generated on the platform.	More information on how we are supporting the growth and development of our associates can be found on our website at *www.pepsico.com/our-impact/esg-topics-a-z/employee-learning-and-development*.



	APPROACH	**RECENT ACTIONS AND HIGHLIGHTS**	**ADDITIONAL INFORMATION**
Health and Safety	Protecting the safety, health, and well-being of our associates around the world is PepsiCo's top priority. We strive to achieve an injury-free work environment. In addition, we offer a variety of programs, both in the U.S. and outside the U.S., designed to help employees and their families improve their physical, financial and emotional health.	We provide training on how to mitigate potential safety risks and continue to invest in emerging technologies to protect our employees from injuries, including leveraging fleet telematics and distracted driving prevention technology, resulting in reductions in road traffic accidents, and deploying wearable ergonomic risk reduction devices. PepsiCo offers our employees comprehensive and competitive health and wellness benefits. Medical benefits that PepsiCo provides include support for complex and chronic medical conditions, including consultation services and care management programs. For example, PepsiCo's self-funded medical plans provide access to Health ACE, a confidential health advocate to help employees navigate their health benefits, including questions regarding plan coverage, resolving issues with claims and connecting employees to resources and programs that help meet their medical needs. In the U.S., PepsiCo's benefits programs help foster inclusion through flexible benefits and policies, including offering on-site childcare facilities in certain locations and market competitive parental leave policies that extend beyond federal guidelines, as well as piloting new programs, such as job sharing and part-time work arrangements.	More information on our commitment to the health and safety of our associates can be found on our website at *www.pepsico.com/our-impact/esg-topics-a-z/environment-health-and-safety*.

 

Shareholder and Stakeholder Engagement

We believe that regular, transparent communication with our shareholders and other stakeholders is essential to PepsiCo's long-term success.

We value the views of our shareholders and other stakeholders, and the input that we receive from them is a cornerstone of our corporate governance practices. Through these engagements, we seek to ensure that corporate governance at PepsiCo is a dynamic framework that can both accommodate the demands of a rapidly changing business environment and remain responsive to the priorities of our shareholders and other stakeholders.

We engage with our shareholders and other stakeholders year-round in a variety of ways:

- Our investor relations team regularly meets with shareholders, prospective shareholders and investment analysts. As appropriate, these meetings include our Chairman of the Board and CEO and Vice Chairman and Chief Financial Officer. These meetings are generally focused on our portfolio strategy, financial and operating performance, and capital allocation.

- Members of our management team also regularly engage with shareholders and other stakeholders to discuss our sustainability strategy and initiatives, human capital management, Company culture, diversity, equity and inclusion, corporate governance and executive compensation practices and to solicit feedback on these and a variety of other topics of interest.

- We frequently seek feedback from stakeholders in developing key sustainability programs and goals. For example, we engaged more than 50 stakeholders across several geographic areas during the development of the PepsiCo Positive (pep+) framework, including multilateral organizations, non-profit organizations and members of the academia.

- Every year, during the two-month period before the Annual Meeting of Shareholders, we generally contact our 75 largest shareholders, who in 2022 represented approximately 48% of our outstanding shares of Common Stock, offering to discuss a broad range of topics.

- Subsequent to the Annual Meeting of Shareholders, we continue our outreach efforts to develop a better understanding of the feedback received from shareholders and issues important to our shareholders.

As reflected in our Corporate Governance Guidelines, our Presiding Director is available for consultation and direct communication, if requested by major shareholders. Our engagement program also involves directors, as well as senior executives and associates from many different parts of the Company, including from PepsiCo's communications, investor relations, executive compensation, compliance and ethics, legal, public policy and government affairs, and sustainability teams.

In addition, we have had an ongoing dialogue with various other shareholders and stakeholders and regularly meet with diverse stakeholders often in collaboration with leading non-profit groups that bring together investors, non-governmental organizations and businesses in support of sustainability. During these meetings, our shareholders and other stakeholders engage with us on such topics as climate change, packaging, nutrition, water scarcity, public health, human capital management, diversity, equity and inclusion, racial equality, gender pay parity, human rights and environmental matters related to PepsiCo's supply chain, sustainable agriculture, sustainability reporting, and various other issues. We are also engaged with other key stakeholders through our active participation in leading corporate governance organizations, such as the Harvard Law School Program on Corporate Governance, the Council of Institutional Investors, Society for Corporate Governance and the Stanford Institutional Investors' Forum.

Feedback Informs Our Board's Decisions. The Board and its Committees regularly receive updates on our engagement and a summary of communications is sent to the Board with each regularly scheduled Board meeting to provide insights into feedback from shareholders and other stakeholders and the scope of topics important to them. During Board meetings, PepsiCo's directors are also provided with the opportunity to discuss and ask questions on shareholder feedback. Our engagement activities have resulted in our receiving valuable feedback from our shareholders and other stakeholders who have provided important external viewpoints that inform our decisions and our strategy.

For example, as a result of the dialogue and collaboration with our shareholders and other stakeholders in recent years:

Governance	▪ The Board refined the roles of its Committees by establishing a Sustainability, Diversity and Public Policy Committee in 2017. The Committee assists the Board in providing more focused oversight over PepsiCo's policies and programs and related risks that concern key sustainability, diversity, equity and inclusion and public policy matters.
	
	▪ We published a global workforce demographics data report and our U.S. 2021 Consolidated EEO-1 Report as submitted to the U.S. Equal Employment Opportunity Commission, available at *www.pepsico.com/our-impact/esg-topics-a-z/employee-demographics*.
	
	▪ We amended our Articles of Incorporation in 2019 to eliminate supermajority voting standards, as approved by our shareholders.
	
	▪ The Board amended our Corporate Governance Guidelines over the last several years to:
	
	  – specifically mention food safety and cybersecurity as areas of Board oversight to reflect current practices;
	
	  – decrease the total number of public company boards that a non-executive director can serve on from 5 to 4 and establish a limit of 2 total public company boards for directors who are public company executive officers;
	
	  – highlight the Board's focus on diversity, by explicitly stating its commitment to actively seeking out highly qualified women and minority candidates, as well as candidates with diverse backgrounds, skills and experiences, to include in the pool from which Board nominees are chosen;
	
	  – underscore the Board's involvement in human capital management and talent development, by adding those experiences to the list of attributes sought for individual directors; and
	
	  – specify the Board's oversight role with respect to sustainability, an integral part of the Company's business strategy.
	
	▪ The Board implemented a proxy access right for shareholders in 2016.

Sustainability	▪ We ensure that the regular engagement team includes a member with sustainability or public policy expertise, who is available for a dialogue with shareholders about sustainability matters. ▪ We continue to integrate purpose into our business strategy and brands with the launch of PepsiCo Positive (pep+), which drives action and progress across three key pillars — Positive Agriculture, Positive Value Chain and Positive Choices — bringing together a number of industry-leading goals under a comprehensive framework as we continue to implement a set of focused initiatives around next generation agriculture, water stewardship, sustainable packaging, products, climate change, and people, to help build a more sustainable food system. More information on pep+ can be accessed on *www.pepsico.com/pepsicopositive*. ▪ We also continue to enhance the Company's sustainability reporting suite and in 2021, evolved our annual sustainability report into a streamlined ESG Summary, available at *www.pepsico.com/our-impact/sustainability/2021-esg-summary*, which links seamlessly with more detailed and evergreen reporting in our ESG Topics A-Z platform available at *www.pepsico.com/our-impact/esg-topics-a-z*. In addition, we continue to publish annual ESG performance metrics and align our public disclosures with key reporting frameworks including the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-Related Financial Disclosures (TCFD). ▪ We published our first Human Rights Report in 2020, which provides comprehensive information on our efforts to advance human rights throughout our full value chain, and an update on our salient human rights issues in 2022, which are available at *www.pepsico.com/our-impact/esg-topics-a-z/human-rights*. ▪ In 2023, we also published a report of the PepsiCo Foundation's charitable contributions for the prior fiscal year, which is available at *www.pepsico.com/our-impact/esg-topics-a-z/philanthropy*, to provide information that will be provided in its U.S. tax returns in a reader-friendly format.
Compensation	▪ We perform comprehensive reviews of feedback from shareholders. In 2023, the Compensation Committee updated the compensation peer group to ensure it remains appropriate in light of changes in business profile and relative size. We will maintain the current compensation program established in 2020 as it aligns to our business strategy, as well as our core principles, and will continue to take shareholder feedback into consideration.

 

Our Commitment to Sustainable Business Practices

We are focused on making our Company *Faster, Stronger and Better* at meeting the needs of our shareholders, customers, consumers, partners and communities, while caring for our planet and inspiring our associates around the world.

Our long-term sustainability goals have been woven into our business since we first articulated our purpose agenda over fifteen years ago, and we continue to believe our strong sustainability agenda will enable PepsiCo to run a successful global company that creates long-term value for society and our shareholders.

Throughout the year, the Board and the relevant Committees receive updates from and discuss with management sustainability, human capital management, including diversity, equity and inclusion, and public policy matters, including the Company's key programs and related goals on these topics and progress toward achieving those goals.

To assist our Board in its oversight and to align with our sustainability agenda, the Board also refined the roles of its Committees by establishing a Sustainability, Diversity and Public Policy Committee in 2017. This Committee, which is comprised entirely of independent directors, assists the Board in providing more focused oversight over the Company's policies, programs and related risks that concern key sustainability, diversity, equity and inclusion and public policy matters.

pep+ Progress

PepsiCo is pleased to share the progress we are making in our sustainability journey. In 2021, we introduced PepsiCo Positive (pep+), a strategic end-to-end transformation with sustainability and human capital at the center of how the company will create growth and value by operating within planetary boundaries and inspiring positive change for the planet and people. pep+ will guide how PepsiCo will transform its business operations: from sourcing ingredients and making and selling its products in a more sustainable way, to leveraging its more than one billion connections with consumers each day to take sustainability mainstream and engage people to make choices that are better for themselves and the planet. pep+ drives action and progress across three key pillars — Positive Agriculture, Positive Value Chain and Positive Choices — bringing together our numerous industry-leading goals for 2030 and beyond under a comprehensive framework as we continue to implement a set of focused initiatives around next generation agriculture, water stewardship, sustainable packaging, products, climate change and people to help build a more sustainable food system. Our sustainability performance goals broaden our efforts in a way that responds to changing consumer and societal needs and focus on building a healthier future for all of our stakeholders.

PEP+ HIGHLIGHTS

Positive Agriculture

We're working to source our crops & ingredients in ways that help restore the earth and strengthen farming communities

SUSTAINABLY SOURCED INGREDIENTS

100% of our grower-sourced crops (potatoes, whole corn and oats) are sustainably sourced in 30 countries, and more than **90% of these crops are sustainably sourced globally** as of 2022[1]

We maintained **100% Roundtable on Sustainable Palm Oil** (RSPO) physically certified palm oil[2]

We maintained **100% Bonsucro certified sustainable cane sugar** globally[3]

Positive Choices

We're inspiring people through our brands to make choices that create more smiles for them and the planet

EXPANDED PORTFOLIO OFFERINGS

We are almost **80% of the way toward our 2025 targets** in reducing added sugars, sodium, and saturated fat across our beverage and convenient foods portfolio[4]



Positive Value Chain

We're helping build a circular and inclusive value chain

CLIMATE

In 2022, we continued to work toward our goal of **100% renewable electricity in our direct operations**, and approximately 65% of our global electricity needs were met by renewable sources[5]

WATER

As of 2022, our operational **water-use efficiency improved by 22%** in high water-risk areas vs. 2015 baseline, approaching our goal of 25% improvement by 2025[6]

PACKAGING



In December 2022, we set a new packaging goal for **20% of beverage servings to be delivered through reusable models** by 2030

PEOPLE



As of 2022, we increased our Black and Hispanic managerial populations in the U.S. to **9.0% and 10.1%, respectively, of our workforce**

Women hold **44% of our global manager positions** and continue to be paid within 1% of men[7]

GREEN BOND



In July 2022, we issued a new **$1.25 billion 10-year Green Bond**, which will focus on investments to advance key environmental sustainability initiatives under two pillars of our pep+ agenda: Positive Agriculture and Positive Value Chain

In October 2022, we published our third and final annual Green Bond Report on our 2019 Green Bond, describing our use of proceeds. As of December 31, 2021, we have fully allocated the **$974 million in net proceeds** from the issuance in 2019 of our first Green Bond to Eligible Green Projects

For more information, please visit *www.pepsico.com/PepsiCoPositive*.

[1] For grower-sourced crops, sustainable sourcing refers to meeting the independently verified environmental, social and economic principles of PepsiCo's Sustainable Farming Program (SFP). For more information on PepsiCo's SFP and the applicable standards, please see *www.pepsico.com/esg-topics-a-z/agriculture*.

[2] We maintained our sourcing through the RSPO Mass Balance physically certified supply chain model and procured de minimis Independent Smallholder Credits to achieve 100% RSPO certification in 2022.

[3] Results reflect exclusion of SodaStream portfolio. Results include a combined approach of procuring Bonsucro credits and verifying our supply chain.

[4] Based on 2021 data in our Top 26 Beverage markets, which represent 79% of our global beverage volume, and our Top 23 Convenient Foods markets, which represent 86% of our global convenient foods volume. Results reflect exclusion of Hangzhou Haomusi Food Co., Ltd. ("**Be & Cheery**") portfolio.

[5] The goal is being accomplished using a diversified portfolio of solutions, including renewable energy certificates. Results reflect exclusion of Be & Cheery portfolio. Decrease from prior year is primarily due to the unavailability of renewable energy certificates in Russia.

[6] High water-risk locations defined by World Resources Institute's Aqueduct tool. Results reflect the exclusion of third-party facilities. Between 2006–2015, water-use efficiency improved by 26% in global operations at the date of target setting.

[7] Based on pay equity program implemented in 72 countries that collectively make up more than 99% of our salaried employee population, after controlling for legitimate drivers of pay such as job level, geographic location, and performance ratings; based on base compensation.

Unless otherwise noted, information with respect to our acquisitions of Be & Cheery, BFY Brands, Inc., Pioneer Food Group Ltd. ("**Pioneer Foods**"), Rockstar Energy Beverages and SodaStream is included herein. Organizational changes (e.g., acquisitions, mergers and divestitures) are evaluated to determine if they have a significant impact on our sustainability performance and, as data becomes available, all reported years for metrics impacted by an organizational change are recast to consistently reflect the impact of the organizational change.

Our annual sustainability report—the ESG Summary—and web-based environmental, social and governance ("**ESG**") Topics A-Z on the Company's website at *www.pepsico.com* under *"Our Impact"—"Sustainability"* presents our sustainability goals and provides data, as well as examples of our efforts to achieve these goals.

 

Political Contributions Policy

In 2005, the Board of Directors adopted a Political Contributions Policy for the Company, which is amended from time to time. The Political Contributions Policy states, among other things, that details on PepsiCo's political contributions are posted on our website on an annual basis, and that while the Company generally does not provide contributions from corporate funds to candidates outside the U.S., that it will appropriately post any such contribution along with other political contributions on our website.

The Political Contributions Policy, together with other policies and procedures of the Company, guide PepsiCo's approach to political contributions. As specified in its Charter, the Sustainability, Diversity and Public Policy Committee oversees this policy and is responsible for reviewing the Company's key public policy trends, issues and regulatory matters, its engagement in the public policy process and the Company's political activities and expenditures. In addition, our Board receives information regarding the Company's public policy initiatives and developments as necessary.

In keeping with our goal of transparency, our Political Contributions Policy and our annual U.S. political contributions are posted at *www.pepsico.com* under *"Our Impact"—"ESG Topics A-Z"—"Ethics & Governance"—"Public Policy Engagement, Political Activities and Contributions Guidelines."* Additionally, over the years, we have significantly enhanced our website disclosure of political spending and lobbying activities by including the following information:

- a link to PepsiCo's quarterly federal lobbying reports;
- the total annual amount of PepsiCo's federal lobbying-related expenditures in the United States;
- information about our key lobbying priorities and our Board's oversight of political spending and lobbying activities;
- criteria to be used in connection with all contributions, including the candidate's overall character, integrity, personal conduct, record of public service and commitment to supporting diversity, equity and inclusion;
- a global list of key trade associations and policy groups that lobby on behalf of PepsiCo to which PepsiCo contributes over $25,000 annually; and
- the names of the lobbyists with which we directly contract.

Communications with the Board

The PepsiCo Corporate Law Department reviews all communications sent to the Board of Directors and regularly provides to the Board a summary of communications that relate to the functions of the Board or a Board Committee or that otherwise warrant Board attention. Copies of such communications are also made available to the Board. Directors may at any time discuss the Board communications received by the Company. In addition, the Corporate Law Department may forward certain communications only to the Presiding Director, the Chair of the relevant Committee or the individual Board member to whom a communication is directed. Concerns relating to PepsiCo's accounting, internal accounting controls or auditing matters are referred directly to members of the Audit Committee. Those items that are unrelated to the duties and responsibilities of the Board or its Committees may not be provided to the Board by the Corporate Law Department, including, without limitation, business solicitations, advertisements and surveys; requests for donations and sponsorships; job referral materials such as resumes; product-related communications; unsolicited ideas and business proposals; and material that is determined to be illegal or otherwise inappropriate.

Shareholders and other interested parties may send communications directed to the Board, a Committee of the Board, Presiding Director, independent directors as a group or an individual director by any of the following means:

By Phone ☎	**By Mail** ✉	**Online** @
1-866-626-0633	PepsiCo Board of Directors ATTN: Corporate Secretary PepsiCo, Inc. 700 Anderson Hill Road Purchase, New York 10577	Submit a communication through our website *www.pepsico.com* under *"Who We Are"—"Corporate Governance"—"Contacting the Board of Directors"*

2022 Director Compensation

Non-employee directors are compensated for their service on the Board as described below. Directors who are employees of the Company receive no additional compensation for serving as directors.

Annual Compensation

Every year, our Board of Directors reviews the competitiveness of our compensation program for non-employee directors. Based on the results of a competitive analysis, supported by the Board's independent compensation consultant, FW Cook, and upon the recommendation of the Compensation Committee, in 2022, the Board decided to maintain the current annual cash retainer of $120,000 and approved an increase in the annual equity retainer from $190,000 to $200,000 effective October 1, 2022. This adjustment was made to maintain the competitiveness of our director compensation program relative to PepsiCo's peer group and to further align the directors' interests with our shareholders.

ANNUAL DIRECTOR COMPENSATION



$120,000
Annual Cash Retainer

$200,000
Annual Equity Retainer

ADDITIONAL COMPENSATION

An additional $30,000 annual cash retainer
- Nominating and Corporate Governance Committee Chair
- Sustainability, Diversity and Public Policy Committee Chair

An additional $40,000 annual cash retainer
- Audit Committee Chair
- Compensation Committee Chair

An additional $50,000 annual cash retainer
- Presiding Director

The $200,000 annual equity retainer is provided in phantom units of PepsiCo Common Stock that are immediately vested and are payable on the first day of the calendar quarter following the first anniversary of the director's retirement or resignation from PepsiCo's Board of Directors, or as of a later date selected by the director. The number of phantom units of PepsiCo Common Stock granted to each director on October 1, 2022 was determined by dividing the $200,000 equity retainer value by the closing price of PepsiCo Common Stock on the next business day following the grant date, which was $165.25. As such, each director was granted 1,210 phantom units, each representing the right to receive one share of PepsiCo Common Stock and dividend equivalents. Dividend equivalents are reinvested in additional phantom units. Directors may also elect to defer their cash compensation into phantom units payable at the end of the deferral period selected by the directors.

Directors are reimbursed for expenses incurred to attend Board and Committee meetings and receive business travel and accident insurance coverage. Directors do not receive any meeting fees and do not have a retirement plan or receive any benefits such as life or medical insurance. Directors are eligible for matching of charitable contributions through the PepsiCo Foundation, which is generally available to all PepsiCo employees.

Initial Share Grant

Each newly appointed non-employee director receives a one-time grant of 1,000 shares of PepsiCo Common Stock when they join the Board. These shares are immediately vested, but must be held until the director leaves the Board.

Governance Features

Our compensation program for non-employee directors operates with the following market-leading governance features:

Shareholder-Approved Cap on Pay. In 2016, our shareholders approved a cap on non-employee director pay as part of the renewal of the PepsiCo, Inc. Long-Term Incentive ("**LTI**") Plan. The cap imposes a limit on the awards that may be granted to any non-employee director in a single calendar year in the following amounts: $500,000 for annual equity awards, $500,000 for annual cash retainers, and $250,000 for one-time initial awards to any newly appointed or elected non-employee director. Our current compensation program for non-employee directors is well within these limits.

Stock Ownership Requirements. To reinforce our ownership philosophy, non-employee directors are required to own shares of PepsiCo Common Stock equal to at least $600,000 (five times the annual cash retainer). Shares or phantom units of PepsiCo Common Stock held either directly by the non-employee director (or immediate family members), in the director's deferred compensation account, or in a trust for the benefit of immediate family members, count towards satisfying the requirement.

Non-employee directors have five years from their appointment to meet their stock ownership requirement. All of our non-employee directors have met or are on track to meet their ownership requirements within the five-year period.

Clawback Provision. Under the terms of our long-term incentive plans, non-employee directors who violate PepsiCo's Global Code of Conduct, who violate applicable non-compete provisions, or who engage in gross misconduct may be subject to financial consequences. Our long-term incentive plans permit PepsiCo to cancel a non-employee director's outstanding equity awards if PepsiCo determines that the non-employee director has committed any such violation. The long-term incentive plans also permit PepsiCo to clawback all gains from exercised stock options received within the 12 months preceding the violation.

Prohibition on Hedging and Pledging. Our Insider Trading Policy prohibits all directors (including non-employee directors) from using any strategies or products (such as derivative securities or short-selling techniques) to hedge against the potential changes in the value of PepsiCo Common Stock. In addition, directors may not hold PepsiCo securities in a margin account or pledge PepsiCo stock or PepsiCo stock options as collateral for a loan.

Limited Trading Windows. Our directors (including non-employee directors) can only transact in PepsiCo securities during approved trading windows after satisfying mandatory clearance requirements.

2022 Non-Employee Director Compensation

The following table summarizes the compensation of the non-employee directors for the fiscal year ended December 31, 2022.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Segun Agbaje	120,000	200,000	—	320,000
Shona L. Brown	160,000	200,000	—	360,000
Cesar Conde	120,000	200,000	—	320,000
Ian Cook	170,000	200,000	—	370,000
Edith W. Cooper	120,000	200,000	—	320,000
Dina Dublon	120,000	200,000	10,222	330,222
Michelle Gass	120,000	200,000	10,222	330,222
Dave J. Lewis	120,000	200,000	—	320,000
David C. Page	120,000	200,000	10,222	330,222
Robert C. Pohlad	150,000	200,000	—	350,000
Daniel Vasella	120,000	200,000	10,222	330,222
Darren Walker	150,000	200,000	—	350,000
Alberto Weisser	160,000	200,000	—	360,000

[1] The retainer fee reflects a payment of $60,000 made in arrears in June 2022 for service during the period December 1, 2021 through May 31, 2022 and a payment of $60,000 made in arrears in December 2022 for service during the period June 1, 2022 through November 30, 2022. The following directors elected to defer all of their 2021-2022 cash compensation into PepsiCo's director deferral program: Mr. Agbaje deferred his $120,000 retainer fees into 683 phantom stock units and Dr. Vasella deferred his $120,000 retainer fees into 683 phantom stock units. The number of phantom units of PepsiCo Common Stock Mr. Agbaje and Dr. Vasella deferred on June 1, 2022 and December 1, 2022 was determined by dividing the deferred cash compensation by the closing price of PepsiCo Common Stock on the grant date (or the next trading day), which was $166.49 and $185.90, respectively.

[2] The amounts reported for stock awards represent the full grant date fair value of the phantom stock units granted in 2022 calculated in accordance with the accounting guidance on share-based payments.

[3] The amounts reported in this column represent PepsiCo Foundation matching gifts, personal use of Company aircraft, other charitable contributions or commitments and the value of gifts. Infrequently, a director's spouse or other family member may fly on Company aircraft. Directors are fully responsible for all personal income taxes associated with any personal use of Company aircraft. Under the matching gift program, the PepsiCo Foundation matches cash or stock donations to recognized tax-exempt organizations. The PepsiCo Foundation annual contributions are generally capped at a total of $10,000, which was increased to $20,000 in October 2022 during our annual corporate-wide giving campaign that encourages associates to give back. PepsiCo Foundation matching gift contributions are available to all PepsiCo employees and PepsiCo non-employee directors. With respect to Mmes. Dublon and Gass and Drs. Page and Vasella, the PepsiCo Foundation made matching contributions of $10,000, respectively.

Ratification of Appointment of Independent Registered Public Accounting Firm (Proxy Item No. 2)

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm (taking into account the vote on shareholder ratification). The Audit Committee has appointed KPMG LLP ("**KPMG**") as PepsiCo's independent registered public accounting firm for fiscal year 2023. KPMG has served as PepsiCo's independent registered public accounting firm since 1990. While we are not required by our By-Laws or otherwise to seek shareholder ratification of the appointment of KPMG as our independent registered public accounting firm, we are doing so as a matter of good corporate governance. If the shareholders do not ratify the appointment, the Audit Committee will take the vote into consideration when determining whether or not to retain KPMG. The Audit Committee believes that the continued retention of KPMG as our independent registered public accounting firm is in the best interests of our shareholders. Even if the selection of KPMG is ratified by shareholders, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

Representatives of KPMG are expected to be present and available to answer appropriate questions at the 2023 Annual Meeting and will have an opportunity to make statements during the meeting if they desire to do so.

 **Our Board of Directors recommends that shareholders vote "FOR" the ratification of the appointment of KPMG as PepsiCo's independent registered public accounting firm for fiscal year 2023.**

Audit Committee Report

PepsiCo's Audit Committee reports to, and acts on behalf of, the Board. The Audit Committee is comprised solely of directors who satisfy applicable independence and other requirements of Nasdaq and applicable securities laws. A majority of the members of the Audit Committee are "audit committee financial experts" as defined by SEC rules and regulations.

The Audit Committee's purpose and responsibilities are set forth in its charter, which is approved and adopted by the Board and is available on PepsiCo's website at *www.pepsico.com* under *"Who We Are"—"Corporate Governance."* The Audit Committee's Charter is reviewed at least annually and updated, as appropriate, to address changes in regulatory requirements, authoritative guidance, evolving oversight practices and investor feedback.

During 2022, the Audit Committee met eight times and fulfilled each of its duties and responsibilities as outlined in its charter, including reviewing and assessing the guidelines and policies governing PepsiCo's risk management and oversight processes, overseeing PepsiCo's compliance with legal and regulatory requirements (including meeting with the Global Chief Compliance & Ethics Officer to discuss PepsiCo's compliance program), receiving an update on PepsiCo's Law Department's compliance with Part 205 of Section 307 of the Sarbanes-Oxley Act of 2002 regarding standards of professional conduct for attorneys and regularly meeting separately with PepsiCo's General Counsel, Global Chief Compliance & Ethics Officer, General Auditor, Chief Financial Officer and representatives of the independent registered public accounting firm (see page 31 of this Proxy Statement for additional information regarding the Audit Committee's responsibilities). During 2022, the Audit Committee also reviewed and considered how the deadly conflict in Ukraine and the COVID-19 pandemic impacted each of its areas of responsibility, including its oversight of PepsiCo's independent registered public accounting firm, the quality and integrity of PepsiCo's financial statements and internal control over financial reporting, PepsiCo's internal audit function, and enterprise risk management processes.

Selection and Oversight of the Independent Registered Public Accounting Firm. The Audit Committee assists the Board with its oversight of PepsiCo's independent registered public accounting firm's qualifications and independence. The Audit Committee is responsible for appointing, compensating, retaining and overseeing the work of PepsiCo's independent registered public accounting firm, including approving any services provided by the firm, periodically reviewing and evaluating the performance of the lead audit partner, as well as overseeing the required rotation of KPMG's lead audit partner and, through the Audit Committee Chair as its representative, reviewing and considering the selection of the lead audit partner. KPMG has served as PepsiCo's independent registered public accounting firm since 1990. KPMG's lead audit partner rotated after completion of the 2022 audit and the current lead audit partner is required to rotate after completion of the fiscal year 2027 audit.

The Audit Committee recognizes the importance of maintaining the independence of PepsiCo's auditor, both in fact and in appearance. In 2022, the Audit Committee received and reviewed the written disclosures and the letter from KPMG required by applicable requirements of the Public Company Accounting Oversight Board ("**PCAOB**") regarding KPMG's communications with the Audit Committee concerning independence, and discussed with KPMG the firm's independence from PepsiCo and management. These discussions included, among other things, a review of the nature of, and fees paid to, KPMG for non-audit services and the compatibility of such services with maintaining KPMG's independence (see page 48 of this Proxy Statement for additional information). The Audit Committee concurred with KPMG's conclusion that they are independent from PepsiCo and its management.

The Audit Committee also periodically considers whether there should be a rotation of PepsiCo's independent registered public accounting firm. In addition to KPMG's independence from PepsiCo and management, the Audit Committee also considers several other factors in deciding whether to re-engage KPMG, including: the quality of KPMG's staff, work and quality control; KPMG's policies related to independence; KPMG's global reach; and KPMG's capability and expertise to perform an audit of PepsiCo's financial statements and internal control over financial reporting, given the breadth and complexity of PepsiCo's business and global footprint. The Audit Committee also discussed with KPMG the status or results of the PCAOB's reports on its inspections of KPMG and discussed with KPMG certain legal and regulatory proceedings, both pending and resolved, against KPMG.

Based on the foregoing, the Audit Committee has retained KPMG as PepsiCo's independent registered public accounting firm for the fiscal year 2023 and recommends that shareholders ratify this appointment (see page 46 of this Proxy Statement for additional information regarding the shareholder vote).

Review and Recommendation Regarding Financial Statements. PepsiCo's management is responsible for preparing PepsiCo's financial statements, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting. KPMG is responsible for expressing an opinion on PepsiCo's financial statements and an opinion on PepsiCo's internal control over financial reporting based on its audits. The Audit Committee does not itself prepare financial statements or perform audits, and its members are not auditors or certifiers of PepsiCo's financial statements.

In the performance of its oversight function, the Audit Committee met with management and KPMG to review and discuss PepsiCo's audited financial statements and internal control over financial reporting, asked management and KPMG questions relating to such matters and discussed with KPMG the matters required to be discussed by applicable PCAOB auditing standards. These meetings and discussions included a review of the critical accounting policies applied by PepsiCo in the preparation of its financial statements and the quality (and not just the acceptability) of the accounting principles utilized, the reasonableness of significant accounting estimates and judgments, the critical audit matters identified by KPMG during the audit, and the disclosures in PepsiCo's consolidated financial statements. Based on the reviews and discussions described in this report, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, for filing with the SEC.

The Audit Committee

Alberto Weisser, Chair	Michelle Gass
Segun Agbaje	Dave J. Lewis
Edith W. Cooper	

The information contained in the above report will not be deemed to be "soliciting material" or "filed" with the SEC, nor will this information be incorporated into any filing under the Securities Act of 1933, as amended (the "**Securities Act**"), or the Securities Exchange Act of 1934, as amended ("**Exchange Act**"), except to the extent the Company specifically incorporates such report by reference.

Audit and Other Fees

The following table presents fees incurred for professional audit services rendered by KPMG, the Company's independent registered public accounting firm, for the audit of the Company's annual consolidated financial statements for fiscal years 2022 and 2021, and fees billed for other services rendered by KPMG in fiscal years 2022 and 2021.

	2022	**2021**
Audit fees[1]	$26,938,000	$29,526,000
Audit-related fees[2]	$ 1,656,000	$ 1,476,000
Tax fees[3]	$ 188,000	$ 166,000
All other fees[4]	$ —	$ —

[1] Audit fees for fiscal years 2022 and 2021 consisted of fees for the audits of the Company's annual consolidated financial statements, and the audit of the effectiveness of the Company's internal control over financial reporting, the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q and services related to statutory filings or engagements.

[2] Audit-related fees for fiscal years 2022 and 2021 consisted primarily of the audits of certain employee benefit plans, the issuance of comfort letters, agreed upon procedures and other attestation reports.

[3] Tax fees for fiscal years 2022 and 2021 consisted primarily of international tax compliance services.

[4] KPMG was not engaged in fiscal years 2022 or 2021 for any services other than those described above.

Pre-Approval Policy and Procedures

We understand the need for the independent registered public accounting firm to maintain its objectivity and independence, both in appearance and in fact, in its audit of PepsiCo's consolidated financial statements. Accordingly, the Audit Committee has adopted the PepsiCo Policy for Pre-Approval of Audit, Audit-Related and Non-Audit Services. The policy provides that the Audit Committee will engage the independent registered public accounting firm for the audit of PepsiCo's consolidated financial statements and audit-related, tax and other non-audit services in accordance with the terms of the policy. The policy provides that on an annual basis the independent registered public accounting firm's global lead audit partner will review with the Audit Committee the services the independent registered public accounting firm expects to provide in the coming year and the related fee estimates, and that the Audit Committee will consider for pre-approval a schedule of such services. The policy further provides that the Audit Committee will specifically pre-approve engagements of the independent registered public accounting firm for services that are not pre-approved through the annual process. The Audit Committee Chair is authorized under the policy to pre-approve any audit, audit-related, tax or other non-audit services between Audit Committee meetings, provided such interim pre-approvals are reviewed with the full Audit Committee at its next meeting. In addition, the Audit Committee receives a status report at each of its regularly scheduled meetings regarding audit, audit-related, tax and other non-audit services that the independent registered public accounting firm has been pre-approved to perform, has been asked to provide or may be expected to provide during the balance of the year. The Audit Committee pre-approved all services provided by KPMG during fiscal 2022 and 2021 in accordance with the Policy for Pre-Approval of Audit, Audit-Related and Non-Audit Services.

 

Advisory Approval of Executive Compensation (Proxy Item No. 3)

Pursuant to Section 14A of the Exchange Act, the Company asks shareholders to cast an advisory vote to approve the compensation of our Named Executive Officers disclosed in the "Executive Compensation" section beginning on page 50 of this Proxy Statement. While this vote is non-binding, PepsiCo values the opinions of its shareholders and, consistent with our record of shareholder engagement, will consider the outcome of the vote when making future compensation decisions.

In considering your vote, we invite you to review the Compensation Discussion and Analysis beginning on page 50 of this Proxy Statement. As described in the Compensation Discussion and Analysis, we believe that PepsiCo's executive compensation programs effectively align the interests of our executive officers with those of our shareholders by linking a significant portion of their compensation to PepsiCo's performance and by providing a competitive level of compensation designed to recruit, retain, and motivate talented executives critical to PepsiCo's long-term success.

We are asking our shareholders to vote FOR, in an advisory vote, the following resolution:

"Resolved, the shareholders of PepsiCo approve, on an advisory basis, the compensation of the Company's Named Executive Officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the 2022 Summary Compensation Table, the other compensation tables and the related notes and narratives on pages 50-86 of this Proxy Statement for the 2023 Annual Meeting of Shareholders."

The Board has adopted a policy of providing annual advisory approvals of the compensation of our NEOs. The next advisory approval of executive compensation will occur at the 2024 Annual Meeting of Shareholders unless the Board of Directors modifies its policy on the frequency of holding such advisory approvals based on the outcome of Proxy Item Number 4 on page 87 of this Proxy Statement to be voted on by our shareholders.

 **Our Board of Directors recommends that shareholders vote "FOR" the compensation of our Named Executive Officers.**

Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides a description of PepsiCo's executive compensation philosophy and programs, and more specifically, discusses the process in determining the compensation of our NEOs.

				
Ramon L. Laguarta Chairman of the Board and CEO, PepsiCo	**Hugh F. Johnston** Vice Chairman, Executive Vice President ("**EVP**") and Chief Financial Officer ("**CFO**"), PepsiCo	**Silviu Popovici** CEO, Europe	**Steven Williams** CEO, PepsiCo Foods North America ("**PFNA**")	**Kirk Tanner** CEO, PepsiCo Beverages North America ("**PBNA**")

PepsiCo Strategy and Vision

Our relentless drive to *Be the Global Leader in Beverages and Convenient Foods by Winning with pep+* has enabled us to deliver strong performance and financial results in 2022 while placing sustainability and human capital at the center of how we create value and growth.

Under the steadfast leadership of our Chairman and CEO, this vision has been guided by our strategic aspiration to be an even *Faster, Stronger and Better* organization.

FASTER	STRONGER	BETTER
Winning in the marketplace, being (even) more consumer-centric and expanding our investments	Transforming our capabilities and costs and using new technologies to our advantage	Integrating a sense of purpose into our business strategy for our planet and communities

Since our strategic vision was rolled out in 2019, our businesses have remained committed to leveraging the substantial investments made in our people, brands, supply chain, go-to-market systems, manufacturing capacity, and digital capabilities to build competitive advantages and to enable us to deliver on our aspirations, resulting in strong marketplace performance and positive returns for our shareholders.

 

2022 PepsiCo Performance Highlights

PepsiCo exceeded the majority of its operating performance goals in 2022 despite ongoing supply chain and inflationary pressures, as well as continued volatility and uncertainty in the global economy. Our strong results highlight the strength of our diversified portfolio and the growth momentum from our *Faster, Stronger and Better* business aspirations, as we continued to demonstrate resiliency.

To incentivize executive officers to deliver sustainable long-term value to shareholders, compensation is measured against key metrics which are critical for the execution of the Company's strategy. Highlights of our 2022 performance include:

Organic Revenue Growth[4]

14.4%

Core Constant Currency EPS Growth[4]

11%

Free Cash Flow Excluding Certain Items[4]

$6.9 Billion

TSR

6.8%

Cash Returned to Shareholders

$7.7 Billion

PepsiCo Compensation Principles

Our executive compensation programs are designed to align the interests of our executive officers with our shareholders, underpinned by the following core principles.

Pay for Performance		▪ Put the majority of executive officer pay at-risk, where both short-term and long-term incentives are dependent on performance relative to predetermined goals
		▪ Awards granted to executive officers never vest exclusively on continued employment
		▪ Payout at target only when PepsiCo achieves its internal performance targets
Alignment with Business Strategy		▪ Tie performance objectives directly to each *Faster, Stronger and Better* aspiration to drive forward our vision
		▪ Top-line and market share metrics reinforce our need to be *Faster*, bottom-line and capital management metrics provide a balance to help us be *Stronger*, and integrating purpose into strategic business imperatives allows us to be *Better*
Shareholder Value Creation		▪ Directly link pay to the achievement of performance goals designed to foster the creation of sustainable long-term shareholder value
		▪ Maintain stock ownership requirements for senior leadership which extend beyond employment
Market Pay Competitiveness		▪ Provide market-competitive programs that enable PepsiCo to attract and retain highly talented individuals
		▪ Reward overachievement allowing for differentiation in talent
Delivering Individual and ESG Objectives		▪ Recognize the achievement of individual and ESG goals that advance PepsiCo's strategic business imperatives, tailored to each executive officer's role and responsibilities
		▪ Embed goals into individual objectives which are tied to one or more of agriculture, climate, water, packaging, people, expanded portfolio offerings, and/or innovative packaging solutions

[4]   To evaluate performance in a manner consistent with how management evaluates our operating results and trends, the Compensation Committee applies certain Business Performance metrics that are measured on a non-GAAP basis as compensation performance measures to both long-term and annual incentive awards. Please refer to Appendix A to this Proxy Statement for a description and reconciliation of these non-GAAP financial measures relative to reported GAAP financial measures, and to pages 44-49 and 52 of PepsiCo's 2022 Annual Report on Form 10-K for the fiscal year ended December 31, 2022 for a more detailed description of the items excluded from these measures.

Impact of 2022 PepsiCo Performance on CEO Pay

Chairman and CEO Performance Summary

The Board of Directors evaluates the performance of Mr. Laguarta through a rigorous assessment of achievements relative to predetermined operational measures established by the Compensation Committee, with adjustments for individual performance. The annual incentive is fully at-risk based on performance and can range from 0% to 200% of target.

For 2022, Mr. Laguarta's annual incentive was determined by reference to the Business Performance metrics and Business Results under the "2022 Annual Incentive Award" section beginning on page 56 of this Proxy Statement, with primary focus on achievement of predetermined goals for each of the following measures:

- Organic Revenue Growth[5]
- Free Cash Flow Excluding Certain Items[5]
- Relative Competitive Performance
- Core Constant Currency Net Income Growth[5][6]

In addition to the Business Performance metrics, the Compensation Committee considered Mr. Laguarta's individual performance by assessing his progress relative to PepsiCo's short- and long-term business strategy with an emphasis on the delivery of our aspirations to be *Faster, Stronger and Better* for our associates, communities, consumers, customers, planet, and shareholders.

In 2022, Mr. Laguarta provided strong strategic leadership in an ongoing challenging environment to drive PepsiCo to exceed the majority of its financial goals, while remaining focused on long-term value creation for its shareholders and navigating a dynamic operating environment. Financial, operational, and individual performance highlights under Mr. Laguarta's leadership in 2022 include:

Faster 	- Delivered Organic Revenue Growth[5] of 14.4% in 2022, emphasized by five consecutive quarters of double-digit Organic Revenue Growth[5] - Generated Organic Revenue Growth[5] of 14% for the North America divisions, 16% for the International divisions, 10% for the Global Beverages business, and 18% for the Global Convenient Foods business, reflecting the geographical and category diversity of our portfolio - Grew Core Constant Currency EPS[5] by 11%, exceeding external guidance and delivering value to shareholders - Gained savory market share in the U.S., Brazil, China, the U.K., India, Pakistan, Saudi Arabia, Spain, Turkey, Netherlands, Australia, and Chile - Gained beverages market share in Mexico, Brazil, Australia, China, India, Egypt, Pakistan, Saudi Arabia, Vietnam, and Nigeria, reinforcing our strategy to win in the marketplace

---

[5] To evaluate performance in a manner consistent with how management evaluates our operating results and trends, the Compensation Committee applies certain Business Performance metrics that are measured on a non-GAAP basis as compensation performance measures to both long-term and annual incentive awards. Please refer to Appendix A to this Proxy Statement for a description and reconciliation of these non-GAAP financial measures relative to reported GAAP financial measures, and to pages 44-49 and 52 of PepsiCo's 2022 Annual Report on Form 10-K for the fiscal year ended December 31, 2022 for a more detailed description of the items excluded from these measures.

[6] Refers to Core Constant Currency Net Income attributable to PepsiCo growth.

 

Stronger



- Automated and digitized our supply chain to support our innovation pipeline with greater agility and speed-to-market, launching key digital platforms in large markets, including the U.S., Turkey, the U.K., and Mexico

- Continued to take significant steps to unlock capital for further investment, including the successful execution of the divestiture of Tropicana, Naked, and select other juice brands with minimal ongoing business impact

- Advanced packaging and flavor innovation across our product portfolio to address evolving consumer and societal preferences while expanding positive product choices with more nutritious convenient foods and zero-sugar beverages

- Promoted smarter, data-driven decision making across the organization with the embedding of analytics and self-reporting where they are needed for associates to procure, plan, report, make, move, and sell our products

- Created a new International Beverages organization which will accelerate the transformation of our bottling network with a focus on stronger capabilities to execute our pep+ agenda

- Elevated external strategic partnerships focused on sustainability, supply chain efficiencies, and digital transformation, including engagements with the Massachusetts Institute of Technology and Corteva Agriscience

Better



- Led our pep+ sustainability strategy in 2022, to strengthen and embed purpose into PepsiCo by driving changes in our operations, our culture, our workforce, across our value chain, and in our communities, transforming PepsiCo to be an industry leader in the ESG space and delivering progress in our three strategic areas: Positive Agriculture, Positive Value Chain, and Positive Choices

- Ensured integration of the pep+ agenda into many of PepsiCo's business processes, while ensuring capital is invested in initiatives to continue to advance pep+ goals

- Took meaningful action to strengthen agricultural systems through regenerative practices that have the potential to deliver improved soil health, decreased greenhouse gas emissions, and a more efficient use of water on farms. For example, through a groundbreaking partnership with Archer Daniels Midland Company, we have a goal to scale regenerative agriculture across 2 million acres within our shared North American supply chains, which comes with the potential to eliminate 1.4 million metric tons of greenhouse gases by 2030

- Focused on water stewardship as we believe that water is core to growth and prosperity, tackling the root causes of local water scarcity, reinforced by the achievement of circular water systems within four facilities in Latin America, where facilities operate without the use of any water from the municipal water supply. We have also been active in replenishment projects in high-water-risk areas and entered into a partnership with World Wildlife Fund in South Africa to improve freshwater availability

- Defined clear roadmaps for our global packaging transformation, taking important actions in our journey to deliver more sustainable packaging and drive a more circular economy for plastics, including committing to further use of recycled content in our packaging, with all of our geographic sectors with a beverage portfolio having launched 100% recycled polyethylene terephthalate (rPET) carbonated soft drinks, and 22 markets with at least one product with 100% rPET packaging

- Took further action on climate in our journey to achieve net zero emissions by 2040. In 2022, we announced pep+ REnew, a collaboration with Schneider Electric, aimed at educating PepsiCo's value chain partners about renewable electricity choices and quickening the transition to renewable electricity through aggregate power purchase agreements and other renewable electricity procurement options

- Advanced our people agenda by continuing our legacy of leading with diversity, equity, and inclusion as we rely on the diversity of our teams to innovate and build our brands, reinforced by increased representation across all key demographics, including the increase of Black and Hispanic representation at the managerial level, at 9.0% and 10.1%, respectively, as we remain on track to meet our goal of improving managerial representation in the U.S. to 10% by 2025

- Made important progress toward our goal of investing $50 million over five years to strengthen Black-owned businesses. To date, the Pepsi Dig In program, inclusive of the PepsiCo Foundation's Black Restaurant Accelerator, has invested $22.3 million in funding for Black-owned restaurants

Chairman and CEO Pay Decisions

As disclosed in the 2022 Proxy Statement, in recognition of Mr. Laguarta's 2021 achievements and to ensure appropriate market pay competitiveness, the Board of Directors approved a 4.8% increase to his base salary effective February 2022. To further recognize Mr. Laguarta's sustained performance and leadership since becoming CEO in 2018 while continuing to reinforce a strong pay-for-performance philosophy by ensuring the majority of compensation remains performance-based, the Board approved an annual salary of $1.7 million for 2023, a 4.6% increase over 2022, a 2022 annual cash incentive of $6.32 million, and a 2023 LTI award with a grant date value of $15.5 million. The actual payout Mr. Laguarta will realize on his 2023 LTI award will depend upon achievement of Core Constant Currency EPS Growth, Organic Revenue Growth, and Relative TSR Performance targets established by the Compensation Committee for the 2023-2025 performance period.

Strong Compensation Governance

The Compensation Committee oversees the executive compensation programs and evaluates the programs against competitive practices, legal and regulatory developments, and corporate governance trends. The Compensation Committee has incorporated the following market-leading governance features into our programs.

What We Do

⊕ **Stringent clawback provisions:** PepsiCo has robust clawback provisions, providing the right to cancel and recoup granted, earned, and vested awards, wholly or partly, with a look-back period in the event of misconduct

⊕ **Double trigger vesting:** LTI awards provide for accelerated vesting only if an executive is involuntarily terminated without cause or resigns for good reason within two years of a change in control or if the awards are not assumed by the acquirer

⊕ **Responsible share usage:** Share utilization remains below our peer group median due to our responsible usage of shares under the LTI Plan

⊕ **Rigorous stock ownership requirements:** Executive officers are required to own PepsiCo stock worth two to eight times their base salary (depending on position), with holding requirements extending for 12 months beyond employment

⊕ **Challenging incentive targets:** Targets for incentive awards are set at the beginning of the performance period taking into consideration our business strategy, operating goals, and external guidance

⊕ **Risk mitigation:** Our compensation programs include balanced performance metrics, clawback provisions, and an oversight process to identify risk

What We Don't Do

⊗ **No employment agreements:** None of our executive officers have an employment agreement, separation, or change in control agreement

⊗ **No supplemental executive retirement plans:** We do not have any supplemental executive retirement plans, as our NEOs participate in the same pension programs as other similarly situated employees

⊗ **No tax gross-ups:** We do not provide tax gross-ups on perks or benefits except in the case of standard expatriate tax equalization benefits available to all similarly situated employees

⊗ **No hedging and pledging:** Under our Insider Trading Policy, executive officers are prohibited from hedging and pledging Company stock

⊗ **No resetting of financial targets:** We do not reset internal incentive goals used to determine performance-based award payouts for executive officers once established at the beginning of the performance period

⊗ **No repricing:** We do not reprice stock option awards and our plans expressly forbid exchanging underwater options for cash

 

Engagement with Our Shareholders

PepsiCo has a longstanding practice of regularly engaging with shareholders year-round. Every year, during the two-month period before the Annual Meeting of Shareholders, we generally contact our 75 largest shareholders, who represented approximately 48% of our outstanding shares of Common Stock in 2022, offering to discuss a broad range of topics, including executive compensation. Subsequent to the Annual Meeting of Shareholders, we continue our outreach efforts to develop a better understanding of the feedback received from shareholders and issues important to our shareholders.

Our Compensation Committee considered shareholder feedback in its annual review of program components, targets, and payouts to maintain awareness of emerging executive compensation practices, ensure the continued strength of our pay-for-performance alignment, and sustain strong shareholder support.



93%

At our 2022 Annual Meeting, shareholders again showed strong support for our executive compensation programs with 93% of the votes cast approving our advisory resolution.

To strengthen the link between PepsiCo's business strategy and incentives, the Compensation Committee implemented several changes to the overall executive compensation program effective with the 2020 performance year. The Compensation Committee decided to maintain the current construct of the program for 2022.

Components of Our Executive Compensation Program

Primary components of our executive compensation programs, summarized below, ensure that pay is directly linked to the creation of sustainable long-term shareholder value.



Base Salary

Objective:
- Provide market-competitive fixed pay reflective of an executive officer's role, responsibilities, and individual performance in order to attract and retain top talent
- Ensure appropriate balance between internal pay equity and external market practice for executives with a comparable scope of responsibilities

Performance Metrics:
- Subject to annual adjustment based on market data, internal equity, job responsibilities, and individual performance
- Increases not automatic or guaranteed

Terms:
- Paid per local practice

Long-Term Incentive

Objective:
- Align executive officers' rewards with returns delivered to PepsiCo's shareholders via sustained financial results and shareholder returns
- Incentivize achievement of long-term value creation through stock performance objectives and critical financial and operating performance objectives over a three-year period

Performance Metrics:
- Performance measures linked to three-year goals (for 2022-2024, measures were Core Constant Currency EPS Growth, Organic Revenue Growth, and TSR relative to proxy peers)

Terms:
- Annual awards are granted on or around March 1
- Awards generally vest after three years if the executive is still employed by the Company, or upon retirement if retirement eligible, and always subject to the achievement of performance criteria, capped at 200% of target

Annual Incentive

Objective:
- Drive Company and business unit performance, including revenue growth, year-over-year market share change, profitability, and free cash flow
- Deliver individual performance against specific business imperatives

Performance Metrics:
- Performance measures linked to Company-wide performance or business unit performance depending on the NEO's position and scope of responsibilities
- Individual performance tied to PepsiCo's strategic imperatives within the scope of the executive officer's responsibilities

Terms:
- Paid in cash in the 1st quarter of the year following the performance period
- Must be employed by the Company as of the end of the fiscal year to be eligible for a payout, unless retirement eligible, capped at 200% of target for the Chairman and CEO and 300% of target for all other NEOs

2022 Target Pay Mix for Named Executive Officers

To align pay levels for NEOs with the Company's performance, our pay mix places the greatest emphasis on performance-based incentives.



CHAIRMAN AND CEO TARGET PAY MIX

Base Salary 8%
Annual Incentive 17%
92% Performance-Based Compensation
Long-Term Incentive 75%



NEO AVERAGE TARGET PAY MIX (EXCLUDING CHAIRMAN AND CEO)

Base Salary 14%
Annual Incentive 21%
86% Performance-Based Compensation
Long-Term Incentive 65%

Base Salary

The Compensation Committee annually reviews the salaries of our NEOs, as annual salary increases are not automatic or guaranteed.

The base salaries paid to our NEOs in fiscal year 2022 are presented in the 2022 Summary Compensation Table on page 69 of this Proxy Statement.

Name	Base Salary as of 2021 Fiscal Year-End ($000)	Base Salary as of 2022 Fiscal Year-End ($000)	Percentage Increase
Ramon L. Laguarta	1,550	1,625	5 %
Hugh F. Johnston	1,000	1,000	0 %
Silviu Popovici	750	750	0 %
Steven Williams	800	800	0 %
Kirk Tanner	800	800	0 %

In the first quarter of 2023, Messrs. Williams and Tanner's base salaries were increased to $850,000 and Mr. Popovici's base salary was increased to $800,000 to maintain competitiveness with external peers.

2022 Annual Incentive Award

We provide annual cash incentive opportunities to our NEOs under the PepsiCo, Inc. Executive Incentive Compensation Plan ("**EICP**"). Awards granted under the EICP are designed to drive Company, business unit, and individual performance.

When determining the actual annual incentive award payable to each executive officer, the Compensation Committee considers both business and individual performance. The graphic below illustrates the calculation of the annual incentive award for each NEO, apart from the Chairman and CEO, whose compensation is discussed earlier.



Base Salary × Target Annual Incentive Opportunity (% of Salary) × [Business Performance × Individual Performance Multiplier] = Annual Incentive Award

 

Business Performance Metrics. Our annual incentive program applies metrics that executives directly influence to ensure a link between annual performance and actual incentive payments. Compensation performance measures are selected taking our business strategy into consideration to drive effective execution and delivery of our operating goals. The Compensation Committee may make adjustments from time to time to facilitate year-over-year comparability of historical business performance and trends, which is consistent with how management evaluates operating results. The 2022 performance metrics which make up the Business Performance component of the annual incentive award are listed in the table below for each NEO:

	Ramon L. Laguarta PepsiCo	Hugh F. Johnston PepsiCo	Silviu Popovici Europe	Steven Williams PFNA[1]	Kirk Tanner PBNA
Organic Revenue Growth	●	●	●	●	●
Free Cash Flow Excluding Certain Items	●	●	●	●	●
Core Constant Currency EPS Growth	●				
Relative Competitive Performance	●	●	●	●	●
Core Constant Currency Net Income Growth[7]	●	●			
Core Constant Currency Operating Profit Growth			●	●	●

[1] Annual incentive award for Mr. Williams is based on Frito-Lay North America ("**FLNA**") and Quaker Foods North America ("**QFNA**") compensation performance measures.

To determine Mr. Laguarta's annual incentive, the Board of Directors reviews the above Business Performance metrics against predetermined targets as previously discussed in the "Chairman and CEO Performance Summary" section of this Proxy Statement. Business Performance for all other NEOs is calculated using a weighting established at the beginning of the performance period of 30% Organic Revenue Growth, 30% Core Constant Currency Net Income Growth[7]/Core Constant Currency Operating Profit Growth, 30% Relative Competitive Performance, and 10% Free Cash Flow Excluding Certain Items, with bonus scores capped at target if certain performance targets are not achieved.

Business Results. In determining annual incentive awards for 2022, the Compensation Committee assessed actual Company performance against the pre-established performance targets noted in the table below. Performance targets are set taking external guidance into consideration and are designed to be rigorous, requiring commitment from our NEOs to ensure they deliver on our financial goals communicated to shareholders.

Performance Metrics[8]	Performance Targets	Actual Results
Organic Revenue Growth	5.7 %	14.4 %
Free Cash Flow Excluding Certain Items	$7.3 billion	$6.9 billion
Core Constant Currency EPS Growth	8 %	11 %
Core Constant Currency Net Income Growth[7]	8 %	11 %

Business unit performance targets and Relative Competitive Performance expectations, which were intended to be challenging, are not disclosed because such disclosure would result in competitive harm to the Company. These targets were set at levels necessary to deliver our consolidated financial goals and generate value for shareholders.

In determining final annual incentive award payouts, the Compensation Committee considers actual business results relative to the performance targets outlined in the previous table, in addition to other quantitative and qualitative factors. The Compensation Committee engages in a robust and rigorous review of any exclusions made from results of operations for compensation purposes. If exercised, these adjustments may be positive or negative to ensure that executives are neither rewarded nor penalized for extraordinary factors outside of their control.

Relative Competitive Performance ("RCP"). In addition to the financial performance measures outlined above, RCP is a measure that assesses year-over-year market share change in applicable food and beverage categories such as savory, liquid refreshment beverages, cereals, and/or modern dairy, based on market share data reported by independent market research leaders and our analysis of other relevant factors, including data availability, data quality, strategic importance to a category, consumer perception, and brand equity.

[7] Refers to Core Constant Currency Net Income attributable to PepsiCo growth.

[8] Please refer to Appendix A to this Proxy Statement for a description and reconciliation of these non-GAAP financial measures relative to reported GAAP financial measures, and to pages 44-49 and 52 of PepsiCo's 2022 Annual Report on Form 10-K for the fiscal year ended December 31, 2022 for a more detailed description of the items excluded from these measures.

Individual Performance Metrics. The Compensation Committee evaluates individual performance based on objectives related to an individual's contribution to PepsiCo's strategic business imperatives, such as improving operating efficiencies, driving innovation, increasing customer satisfaction, enhancing environmental sustainability, and managing and developing a diverse and talented workforce. The strategic business imperatives are intended to be challenging. They can be both quantitative and qualitative and vary for each executive officer.

As pep+ is integrated into our core business strategy, executive officers are held accountable for strategic imperatives which drive action and progress towards our long-term sustainability goals. As such, all executive officers have ESG goals incorporated into their individual performance objectives, generally tailored to the scope of their respective responsibilities.

The Compensation Committee thoroughly reviews all accomplishments for the performance year, evaluating each executive officer's progress towards the achievement of our broader sustainability goals as described in PepsiCo's digital ESG Summary, available at *www.pepsico.com/our-impact/sustainability/2021-esg-summary*. Holistic accomplishments pertaining to each stage of our value chain are considered including, but not limited to: agriculture, climate, water, packaging, people, expanded portfolio offerings, and/or innovative packaging solutions.

These outcomes are taken into consideration by the Compensation Committee, in conjunction with the executive officer's broader contributions to PepsiCo's business imperatives, translating into their Individual Performance Multiplier, which ranges from 0% to 150% to allow for enhanced differentiation in payouts.

 

NEO Performance Summary. In determining annual incentive awards for 2022, the Compensation Committee considered the following accomplishments by NEOs, other than the Chairman and CEO, who is discussed earlier.

Hugh F. Johnston
Vice Chairman, EVP and CFO, PepsiCo

NEO Performance

FASTER:
- Enabled PepsiCo to increase its dividend for the 50th consecutive year in 2022, returning $7.7 billion in cash to shareholders through $6.2 billion of dividends and $1.5 billion in share repurchases, prioritizing investor returns
- Supported the successful execution of the divestiture of certain juice brands in North America and Europe, ensuring the business remained positioned for future success

STRONGER:
- Delivered on major enterprise transformation initiatives, generating at least $1 billion in productivity savings for the fiscal year, reinvesting in modernizing and harmonizing information technology systems
- Provided thought-leadership for the Company's digital transformation journey by advancing artificial intelligence-enabled analytics to fortify businesses and build competitive advantages over the long-term

BETTER:
- Issued PepsiCo's second Green Bond since 2019 with a $1.25 billion senior notes offering with ten-year maturity that will focus on investments to deliver key environmental sustainability initiatives in virgin plastic waste reduction, decarbonization, water-use efficiency, and regenerative agriculture

2022 Compensation ($000)


Percent of Target: 165%
$1,019
$2,892
$7,000
Base Salary
2022 Annual Incentive Award
2022 LTI Award

Mr. Johnston's 2022 Annual Incentive Award was determined in accordance with the performance measures previously disclosed and the accomplishments highlighted to the left.

Mr. Johnston's 2022 LTI Award was granted in March 2022 in the form of 66% PSUs and 34% LTC.

Silviu Popovici
CEO, Europe

NEO Performance

FASTER:
- Continued to deliver Organic Revenue Growth, remaining resilient amidst unprecedented geopolitical and macroeconomic uncertainty
- Gained savory snack share in the U.K., Spain, Turkey, and Netherlands

STRONGER:
- Entered into a strategic agreement with premium Romanian spring water AQUA Carpatica under which PepsiCo will own a 20% stake in AQUA Carpatica and will have rights to distribute AQUA Carpatica's products in Romania and Poland with opportunities to expand into other countries
- Invested in breakthrough start-up companies and digital solutions aimed at enhancing sustainability for the business' supply chain

BETTER:
- Launched lower sodium and lower saturated fat offerings for Walkers and Doritos brands in the U.K. to provide smarter snacking choices without compromising taste that consumers know and love
- Announced goals to eliminate virgin fossil-based plastic in all European crisp and chip bags by 2030
- Deployed resources to aid those facing the ongoing conflict and humanitarian crisis in Ukraine, in addition to supporting Ukrainian communities

2022 Compensation ($000)


Percent of Target: 183%
$764
$2,059
$3,200
Base Salary
2022 Annual Incentive Award
2022 LTI Award

Mr. Popovici's 2022 Annual Incentive Award was determined in accordance with the performance measures previously disclosed and the accomplishments highlighted to the left.

Mr. Popovici's 2022 LTI Award was granted in March 2022 in the form of 66% PSUs and 34% LTC.

	NEO Performance	2022 Compensation ($000)

Steven Williams
CEO, PFNA

FASTER:
- Delivered Organic Revenue Growth[9] of 17% and 13% for FLNA and QFNA, respectively, and Core Constant Currency Operating Profit Growth[9] of 11% and 6% for FLNA and QFNA, respectively
- Achieved double-digit Net Revenue growth of popular, trusted brands including Doritos, Cheetos, Lay's, Ruffles, Tostitos, and Fritos, as well as emerging brands geared towards more nutritious snacking such as PopCorners, Smartfood, and SunChips
- Gained market share in the macro and savory snacks categories

STRONGER:
- Invested in consumer-centric innovation to generate growth across product portfolio including expanding the flavor profile of the Doritos brand and debuting Frito-Lay Minis
- Extended variety pack combinations to unlock incremental occasions in smaller pack sizes to meet the changing needs and preferences of consumers

BETTER:
- Focused on positive choices with the launch of Quaker On-The-Go Snack Multipack, Quaker Puffed Granola, and Quaker Oat Flour
- Announced a new electric fleet to support the achievement of net-zero emissions across the business' value chain by 2040

Percent of Target: 216%

- Base Salary: $815
- 2022 Annual Incentive Award: $2,595
- 2022 LTI Award: $3,500

Mr. Williams' 2022 Annual Incentive Award was determined in accordance with the performance measures previously disclosed and the accomplishments highlighted to the left.

Mr. Williams' 2022 LTI Award was granted in March 2022 in the form of 66% PSUs and 34% LTC.

	NEO Performance	2022 Compensation ($000)

Kirk Tanner
CEO, PBNA

FASTER:
- Delivered Organic Revenue Growth[9] of 11% for PBNA
- Accelerated growth across several trademark brands, including double-digit Net Revenue growth for Gatorade, Pepsi, Mountain Dew, and Aquafina
- Directed investments towards faster growing, highly profitable categories as PBNA looked to expand its margins, reinforced by Core Constant Currency Operating Profit Growth[9] of 9%

STRONGER:
- Entered into a long-term strategic distribution arrangement with Celsius Holdings, Inc. to drive growth and innovation in the energy beverage category
- Expanded distribution presence in the low-alcohol category in the U.S. by extending distribution of Hard Mtn Dew, a product of the Boston Beer Company, to eleven states

BETTER:
- Invested in zero sugar offerings across our iconic brands such as Pepsi, Mountain Dew, and Gatorade and refreshed our lineup of ready-to-drink teas, sparkling and enhanced waters, and energy drinks to offer more positive product choices to consumers
- Elevated PBNA's position in the sports nutrition category with Fast Twitch, a multifaceted energy and sports drink formulated specifically for athletes

Percent of Target: 103%

- Base Salary: $815
- 2022 Annual Incentive Award: $1,241
- 2022 LTI Award: $3,500

Mr. Tanner's 2022 Annual Incentive Award was determined in accordance with the performance measures previously disclosed and the accomplishments highlighted to the left.

Mr. Tanner's 2022 LTI Award was granted in March 2022 in the form of 66% PSUs and 34% LTC.

---

[9] Please refer to Appendix A to this Proxy Statement for a description and reconciliation of these non-GAAP financial measures relative to reported GAAP financial measures, and to pages 44-49 and 52 of PepsiCo's 2022 Annual Report on Form 10-K for the fiscal year ended December 31, 2022 for a more detailed description of the items excluded from these measures.

 

Long-Term Incentive Awards

PepsiCo's LTI program is 100% performance-based. The design helps ensure an appropriate level of focus on successfully attaining critical operating goals and sustained appreciation in shareholder value relative to our peers.

The vesting of LTI awards is 100% performance-based, subject to the achievement of ambitious three-year financial targets aligned with the terms and conditions of PepsiCo's LTI program. The three-year cliff vesting provision also serves as a critical retention tool in an environment of competition for key talent.

> Awards granted include two distinct components: PSUs and LTC awards. Each executive's target grant value is based on their role.



66%
Performance Stock Units
Based on operating metrics:
- Core Constant Currency EPS Growth
- Organic Revenue Growth

34%
Long-Term Cash
Based on TSR relative to proxy peer group

Performance Stock Units

The PSUs incentivize our executive officers to focus on critical operating performance objectives that we believe translate to sustainable shareholder returns over the long term. The PSUs pay out in PepsiCo shares, plus dividends accrued over the vesting period on earned shares.

50% weighting	**Earnings Per Share Growth** *3-year average of annual Core Constant Currency EPS Growth rates* A metric followed by shareholders that incorporates key elements of financial success, including top-line growth in revenue, expense control, the effectiveness of investments made in the business over time, and bottom-line profitability.
+	
50% weighting	**Organic Revenue Growth** *3-year average of annual Organic Revenue Growth rates* A metric followed by shareholders that focuses on accelerated top-line growth and enhanced shareholder returns.
=	
Payout	0 - 200% of Target

Long-Term Cash Award

The LTC award focuses on relative TSR performance, strengthening alignment with long-term shareholder value creation. The LTC award is denominated and pays out in cash, reflecting PepsiCo's responsible use of shares under our LTI program.

100% weighting	**Relative TSR Performance** TSR performance relative to our proxy peer group set at the time of grant over a 3-year performance period. PepsiCo's 3-year TSR ranking: **Threshold 25%ile** / **Target Median** / **Max 100%ile** Payout: **50%** / **100%** / **200%** *Target payout requires us to deliver positive 3-year TSR. Linear interpolation is used when ranking falls between percentages shown.*
Payout	0 - 200% of Target

Long-Term Incentive Award Payouts

2020 PSU Payout

As a result of strong three-year operating performance, the 2020 PSUs paid out at 200% of target.



3-YEAR AVERAGE OF ANNUAL CORE CONSTANT CURRENCY EPS GROWTH[10]

| Threshold | Target | Max |
| 5.0% | 7.0% | 10.3% |

Actual Result: 10.8%

| 40% Payout | 100% Payout | 200% Payout |



3-YEAR AVERAGE OF ANNUAL ORGANIC REVENUE GROWTH[10]

| Threshold | Target | Max |
| 2.8% | 4.0% | 5.5% |

Actual Result: 9.4%

| 20% Payout | 100% Payout | 200% Payout |

- PepsiCo's three-year (2020-2022) average Core Constant Currency EPS Growth[10] compensation performance measure of 10.8% was above the maximum of 10.3% set by the Compensation Committee in 2020

- In calculating this compensation performance measure, PepsiCo's 2020 Core Constant Currency EPS Growth was adjusted to exclude certain charges taken as a result of the COVID-19 pandemic in 2020, as described in PepsiCo's 2020 Annual Report on Form 10-K for the fiscal year ended December 26, 2020

- PepsiCo's three-year (2020-2022) average Organic Revenue Growth[10] compensation performance measure of 9.4% was above the maximum of 5.5% set by the Compensation Committee in 2020

- In calculating this compensation performance measure, PepsiCo's 2020 Organic Revenue Growth was adjusted to exclude reserves for product returns taken as a result of the COVID-19 pandemic in 2020, as described in PepsiCo's 2020 Annual Report on Form 10-K for the fiscal year ended December 26, 2020

Name	PSUs Granted	PSUs Earned	Payout of Target
Ramon L. Laguarta	61,600	123,200	200%
Hugh F. Johnston	35,200	70,400	200%
Silviu Popovici	22,629	45,258	200%
Steven Williams	17,600	35,200	200%
Kirk Tanner	22,629	45,258	200%

2020 Long-Term Cash Award Payout

The 2020 LTC award paid out at 148% of target in light of our total return to shareholders, including dividends, outperforming the median of our proxy peer group over the three-year performance period.



3-YEAR RELATIVE TSR PERCENTILE VS. PROXY PEER GROUP

| Threshold | Target | Max |
| 25th %ile | 50th %ile | 100th %ile |

Actual Result: 74th %ile

| 50% Payout | 100% Payout | 200% Payout |

- Based on PepsiCo's TSR of 43.8% for the three-year performance period ended on December 31, 2022, PepsiCo ranked at the 74th percentile relative to our proxy peer group

Name	LTC Granted ($000)	LTC Earned ($000)	Payout of Target
Ramon L. Laguarta	4,165	6,164	148%
Hugh F. Johnston	2,380	3,522	148%
Silviu Popovici	1,530	2,264	148%
Steven Williams	1,190	1,761	148%
Kirk Tanner	1,530	2,264	148%

Special Long-Term Incentive Awards

Special PSU Award Grants

No special PSU awards were granted to NEOs in 2022, and no special PSU awards remain outstanding for our NEOs.

---

[10] Please refer to Appendix A to this Proxy Statement for a description and reconciliation of these non-GAAP compensation performance measures relative to reported GAAP financial measures, and to pages 44-49 and 52 of PepsiCo's 2022 Annual Report on Form 10-K for the fiscal year ended December 31, 2022 for a more detailed description of the items excluded from these measures.

 

Retirement and Benefit Programs

Retirement and Post-Retiree Medical

- Our NEOs participate in the same retirement programs as other similarly situated employees and receive no enhancements in determining their benefits versus other employees

- PepsiCo maintains defined benefit pension plans for the majority of U.S. salaried employees hired before January 1, 2011 and defined contribution plans for U.S. salaried employees hired in 2011 or later

- A separate retirement plan is also maintained for certain employees working outside the U.S. who are unable to participate in their home country plans

- Effective December 31, 2025, accruals for salaried employees under the defined benefit pension plans in which NEOs participate will be frozen and employees will participate in the defined contribution plans going forward with details described in the "2022 Retirement Benefits" section beginning on page 74

- Our NEOs are also eligible for retiree medical coverage on the same terms as other similarly situated employees

- No NEOs were provided enhanced coverage, such as executive life insurance

Health and Mobility Benefits

- Executive officers receive the same healthcare benefits as other similarly situated employees

- U.S.-based medical benefits are generally the same for all participants in the Company's healthcare program; however, our executive officers are required to pay two to three times as much as non-executive employees for their coverage

- International medical benefit plans vary, but executives typically receive the benefits offered in the relevant broad-based program

- PepsiCo's global mobility program facilitates the assignment of global talent to positions in other countries by minimizing any financial detriment or gain to the employee from an international assignment

- Executive officers who relocate are supported under the mobility program available to all PepsiCo salaried employees, eligible for reimbursement of relocation expenses, such as household goods shipment and applicable taxes associated with moving

Perquisites

- Consistent with our pay-for-performance philosophy, we limit executive perquisites to a Company car allowance, an annual physical, and personal use of Company aircraft

- Certain executive officers may also be required to use Company ground transportation

- Based on an independent security study, the Compensation Committee generally requires the CEO to use Company aircraft to enhance personal safety and to increase time available for business purposes

- Certain exceptions allow the use of commercial aviation provided that the PepsiCo Global Security Team has assessed the risk and trip itinerary in advance, establishing a travel security protocol

- Executives are fully responsible for their personal income tax liability associated with personal use of Company aircraft

- A select few executive officers who are permitted to use Company aircraft, other than the CEO, must reimburse PepsiCo for the full variable operating cost of personal flights in excess of a limited number of hours per year as established by the Compensation Committee

- Personal use of Company aircraft above a predetermined hour threshold for executive officers other than the CEO must be approved by the CEO on a case-by-case basis

Executive Income Deferral

- Under the PepsiCo Executive Income Deferral Program (the "**EIDP**"), eligible U.S.-based executives can elect to defer up to 75% of their base salary and up to 100% of their annual cash incentive awards into phantom investment funds on a tax-deferred basis

- Executives may elect to have their deferral accounts notionally invested in market-based funds, including the PepsiCo Common Stock Fund

- The EIDP does not guarantee a rate of return, does not match deferrals and none of the funds provide "above market" earnings

- The EIDP is a non-qualified and unfunded program in which account balances are unsecured and at-risk, with its material features described in the "2022 Non-Qualified Deferred Compensation" section beginning on page 78

Peer Group

The Compensation Committee assesses the composition of the proxy peer group annually.

How the Compensation Peer Group is Selected	■ Comparable size (based on revenue and market capitalization) ■ Strong consumer brands ■ Innovative culture ■ PepsiCo's competitors for executive talent ■ Primary focus on business-to-consumer model ■ Significant international operations
How Compensation Peer Group is Used	■ To evaluate whether executive officer pay levels are aligned with Company performance on a relative basis ■ To calculate our relative TSR performance over a three-year performance period and determine payout of the LTC award ■ To assess competitiveness of executive compensation plan design and benefit prevalence

PEPSICO COMPENSATION PEER GROUP

There were no changes to our peer group during the 2022 performance year. Effective for the 2023 performance year, the Compensation Committee made updates to ensure that the peer group continues to remain appropriate in light of changes in business profile and relative size. Apple Inc., General Electric Company, International Business Machines Corp., and Microsoft Corporation were removed based on deviations in business models or changes in size from recent transactions. FedEx Corporation and Verizon Communications Inc. were added to the peer group based on their size, workforce demographic, strong branding, and consumer-based focus.

2022 Proxy Peers

Apple Inc.
General Electric Company
International Business Machines Corp.
Microsoft Corporation

3M Company
Anheuser-Busch InBev SA/NV
The Coca-Cola Company
Colgate-Palmolive Company
Danone S.A.
General Mills, Inc.
Johnson & Johnson
The Kraft Heinz Company
McDonald's Corporation
Mondelēz International, Inc.

Nestlé S.A.
NIKE, Inc.
Pfizer Inc.
The Procter & Gamble Company
Starbucks Corporation
Unilever PLC
United Parcel Service, Inc.
Walmart Inc.
The Walt Disney Company

2023 Proxy Peers

FedEx Corporation
Verizon Communication Inc.

PEPSICO VS. 2022 PEER GROUP



Net Revenue*
70th Percentile

Market Capitalization**
65th Percentile

● = PepsiCo's position

*   Based on the four fiscal quarters ended prior to December 31, 2022 and publicly available as of March 1, 2023

** Based on 2022 year-end

Governance Features of Our Executive Compensation Programs

We believe that PepsiCo's compensation programs should ensure that our executives remain accountable for business results and take responsibility for the assets of the business and its employees. Consistent with this objective, our Board has incorporated strong governance features into our executive compensation programs.

Risk Mitigation

PepsiCo's executive compensation programs include features intended to discourage employees from taking unnecessary and excessive risks that could threaten the financial health and viability of the Company.









Balanced Performance Metrics
The annual incentive program utilizes balanced financial metrics consisting of top-line metrics (such as organic revenue), bottom-line metrics (such as operating profit), and metrics designed to enhance capital management (such as cash flow).

Accountability for Prior Business Unit Results
All or a portion of the annual incentive award for any executive officer who assumes a new leadership position in a different business unit is generally determined based on the prior business unit's results to hold the executive officer accountable for sustained performance.

Emphasis on Long-Term Shareholder Value Creation
LTI awards are the most significant element of executive officer pay and focus executives on creating long-term shareholder value, measured in terms of delivering exceptional long-term operating results and stock price performance relative to a peer group.

Stringent Clawback Provisions
Under PepsiCo's annual incentive, LTI, and executive deferral programs, the Company has the right to cancel and recoup awards and gains from an executive in certain circumstances, such as an act of gross misconduct.

Stock Ownership Requirements

Under PepsiCo's stock ownership guidelines, executive officers are required to own shares of PepsiCo Common Stock equal in value to a specified multiple of their annual base salary, as set forth below:



CEO	**8x annual salary**
CFO and Business Unit CEOs	**4x annual salary**
All Other Executive Officers	**2x annual salary**

Shares of PepsiCo Common Stock or equivalents held by the executive officer (or immediate family members) in a 401(k) plan, in a deferred compensation account, or in a trust for the benefit of immediate family members count towards satisfying the requirement. Unexercised stock options and unvested PSUs and Restricted Stock Units (**"RSUs"**) granted under the LTI Plan do not count towards satisfying the applicable stock ownership requirement.

Executive officers have five years from the date they first become subject to a particular level of stock ownership to meet the stock ownership requirement. All of PepsiCo's executive officers have met or are on track to meet their ownership requirements within the five-year period.

Executive officers who terminate or retire from PepsiCo are required to continue to hold 100% of the shares needed to meet the applicable level of stock ownership until at least six months after termination or retirement and to continue to hold at least 50% of the shares needed to meet the applicable level of stock ownership until at least twelve months after termination or retirement.

Share Retention Policy

To ensure that our executive officers exhibit a strong commitment to PepsiCo stock ownership, the Board has adopted a Share Retention Policy. The policy limits the proceeds that an executive officer may receive in cash upon exercise of stock options during each calendar year to 20% of the aggregate value of all of the executive officer's in-the-money vested stock options.



Any proceeds in excess of this 20% limit must be held in shares of PepsiCo Common Stock for at least one year after the date of exercise. In addition, executive officers are required to hold at least 50% of the shares, net of applicable tax withholding, received upon the vesting and payout of PSUs in furtherance of PepsiCo's stock ownership guidelines.

Executive officers who maintain the required level of stock ownership are exempt from the Share Retention Policy.

No Employment Contracts

None of our NEOs have an employment contract or separation agreement, and we do not maintain formal programs or policies that guarantee cash severance or continued access to health and welfare benefits in the event of an involuntary termination of employment. Consistent with our approach of rewarding performance, employment is not guaranteed, and either the Company or the NEO may terminate the employment relationship at any time. In some cases, the Compensation Committee or the Board may agree to provide separation payments and benefits to departing executives upon their termination. Such terminations are addressed on a case-by-case basis, taking into consideration the nature of the termination and a variety of other factors.

Clawback Provisions

Compliance with our Global Code of Conduct, as well as *Acting with Integrity*, one of the seven guiding behaviors of *The PepsiCo Way*, are fundamental to doing business the right way. To reinforce the importance of this, PepsiCo's executive compensation programs have stringent clawback provisions which allow the Company to cancel outstanding awards from the EICP and LTI Plan, to enforce the repayment of gains from the exercise of any stock options granted under the terms of the LTI Plan and to recoup the value of any equity awards, regardless of whether they are performance- or time-based, that have vested and/or paid out from the EICP and LTI Plan.

Clawback provisions are triggered in the event an executive engages in behavior that may be detrimental to the Company, such as the breaching of non-competition, non-solicitation or non-disclosure clauses, or an act of gross misconduct which includes but is not limited to negligence that causes or contributes to the need for an accounting adjustment to the Company's financial results.

Change in Control Provisions

PepsiCo does not maintain formal policies for our NEOs that provide for predetermined cash severance, continued health and welfare benefits, pension service credit, tax gross-ups, or any other change in control benefits other than change in control protections under the shareholder-approved LTI Plan.

The LTI Plan provides non-employee directors and all employees, including executive officers, change in control protection for their LTI awards. Outstanding unvested awards vest and performance-based awards are payable in accordance with their terms as if performance metrics have been achieved at the target performance level in the event that the participant is terminated without cause or resigns for good reason within two years following a change in control of PepsiCo (i.e., "double trigger" vesting) or if the acquiring entity fails to assume or replace the awards. We utilize "double trigger" vesting to ensure management talent will be available to assist in the successful integration following a change in control and to align with prevailing governance practices.

Prohibition on Hedging and Pledging

Our Insider Trading Policy prohibits employees, including executive officers, from engaging in activities that are designed to hedge or offset any decrease in the market value of PepsiCo stock (including purchasing financial instruments such as prepaid variable forward contracts, collars, exchange funds or equity swaps, or engaging in short sales). In addition, employees, including executive officers, may not hold PepsiCo securities in a margin account or pledge PepsiCo stock or PepsiCo stock options as collateral for a loan or otherwise.

Limited Trading Windows

Executive officers can only transact in PepsiCo securities during approved trading windows after satisfying mandatory clearance requirements.

Responsible Equity Grant Practices

PepsiCo's equity grant practices ensure all grants are made on fixed pre-established grant dates and at exercise prices or grant prices equal to the "fair market value" of PepsiCo Common Stock on such dates.

 

- Stock option, PSU, and RSU grants are awarded under our shareholder-approved LTI Plan at "fair market value," defined as the average of the high and low stock prices rounded up to the nearest quarter on the date of grant. These formulas mitigate the impact of our stock price's intra-day volatility when setting the grant price of equity awards.

- PepsiCo does not backdate, reprice, or grant stock options retroactively. Our shareholder-approved LTI Plan prohibits repricing of awards or exchanges of underwater options for cash or other securities without shareholder approval.

- Under our shareholder-approved LTI Plan, stock options, RSUs, PSUs, and LTC awards generally require a three-year minimum vesting period. Aggregate awards covering up to 5% of the total shares available under the LTI Plan may be issued with a vesting period of less than three years, but never less than one year.

- PepsiCo is responsible in the use of shares under our LTI Plan, with share utilization below our peer group median.

- Equity award grants to executive officers are approved by a subcommittee of the Compensation Committee consisting entirely of non-employee directors, as that term is defined in Rule 16b-3 of the Exchange Act.

Tax Considerations

Historically, the Compensation Committee has considered the impact of Section 162(m) of the Internal Revenue Code in establishing compensation for our executive officers, with a primary objective of supporting PepsiCo's business needs and workforce strategy.

Effective with the January 1, 2018 taxation year, the Section 162(m) performance-based exception is no longer applicable and the $1 million deduction limit applies to the CEO, CFO, and the top three other highest compensated executive officers in the year. The deduction limit also applies to all those who were subject to the limit in any prior year after 2016, and it continues to apply to compensation paid at any time, including after termination or retirement and after death.

Our Decision-Making Process

Compensation Committee

The Compensation Committee oversees and evaluates PepsiCo's executive compensation programs against competitive practices, regulatory developments, and corporate governance trends.



JAN | FEB | MAR | APR | MAY | JUN | JUL | AUG | SEP | OCT | NOV | DEC

February Meeting

- Certifies performance-based incentive payouts
- Recommends CEO compensation to independent members of the Board without management input
- Approves performance goals and other objectives of the Chairman and CEO
- Approves executive officer compensation based on Company performance, market data, responsibilities, and other factors

March Meeting

- Sets specific performance targets for executive officer incentive awards
- Reviews compensation-related disclosures for Proxy Statement

September Meeting

- Reports to the Board regarding director compensation and stock ownership guidelines
- Establishes peer group companies used to benchmark Company performance and executive officer compensation
- Reviews trends and best practices in executive compensation

November Meeting

- Reviews Committee Charter, Committee's assessment results and work plan for the following year
- Reviews and approves executive compensation policies, such as stock ownership and clawback provisions, as needed

Compensation Committee meetings may occur on a more frequent basis in the event of ad hoc matters for discussion or approval.

Independent Advisor

The Compensation Committee has engaged FW Cook as its independent external advisor, and considers analysis and advice from FW Cook when making compensation decisions

- Provides recommendations on Chairman and CEO compensation directly to the Compensation Committee
- Regularly reviews the Company's executive compensation programs, in cooperation with management, and advises the Committee of changes that may be made to better reflect evolving best practices and improve effectiveness
- Regularly reviews the Company's compensation philosophy, peer group, and target competitive positioning for reasonableness and appropriateness
- All services performed by FW Cook have been limited to executive and director compensation consulting
- FW Cook is prohibited from undertaking any other work with PepsiCo management or employees and has direct access to Compensation Committee members without management involvement
- The Compensation Committee assessed FW Cook's independence under SEC regulations and Nasdaq listing standards, and concluded that there is no conflict of interest

PepsiCo Management

PepsiCo's management team is responsible for providing input to the Compensation Committee with respect to compensation decisions for PepsiCo's executive officers (other than the Chairman and CEO)

- Provides input regarding PepsiCo's business strategy and performance
- Regularly reviews shareholder feedback which is taken into consideration when reevaluating and/or designing the Company's executive compensation programs
- The Chairman and CEO provides the Compensation Committee with a self-assessment based on achievement of the agreed-upon objectives and other leadership accomplishments
- The Chairman and CEO provides the Compensation Committee with performance evaluations and pay recommendations for other executive officers



2022 Summary Compensation Table

The following table summarizes the compensation of the NEOs for the fiscal year ended December 31, 2022 in accordance with SEC rules. We encourage you to also review a summary of the Chairman and CEO's performance and pay decisions beginning on page 52 for a description of how compensation is viewed by PepsiCo's Board.

Name and Principal Position	Year[1]	Salary ($)[2]	Bonus ($)	Stock Awards ($)[3]	Non-Equity Incentive Plan Compensation ($) Subtotal for Annual Payouts ($)[4]	Subtotal for Long-Term Payouts ($)[5]	Total for Annual and Long-Term Payouts ($)[6]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)[7]	All Other Compensation ($)[8]	Total ($)
Ramon L. Laguarta Chairman of the Board and Chief Executive Officer	2022	1,644,712	—	9,404,937	6,320,000	6,164,200	12,484,200	4,251,779	602,600	28,388,228
	2021	1,542,308	—	8,745,056	6,006,640	4,216,000	10,222,640	4,415,239	581,364	25,506,607
	2020	1,469,231	—	9,694,125	3,550,000	1,753,125	5,303,125	4,344,395	676,106	21,486,982
Hugh F. Johnston Vice Chairman, EVP and CFO	2022	1,019,231	—	4,620,072	2,891,700	3,522,400	6,414,100	1,210,440	131,461	13,395,304
	2021	1,000,000	—	4,620,000	2,958,380	2,635,000	5,593,380	1,849,787	141,198	13,204,365
	2020	1,000,000	—	4,620,000	2,079,000	2,045,313	4,124,313	2,533,163	102,612	12,380,088
Silviu Popovici CEO, Europe	2022	764,423	—	2,111,991	2,059,430	2,264,400	4,323,830	297,469	1,886,345	9,384,058
	2021	750,000	—	1,980,038	1,584,000	1,264,800	2,848,800	264,701	2,632,231	8,475,770
	2020	750,000	—	3,573,412	1,381,100	1,075,250	2,456,350	240,751	1,029,101	8,049,614
Steven Williams CEO, PFNA	2022	815,385	—	2,310,036	2,594,880	1,761,200	4,356,080	484,099	146,890	8,112,490
	2021	784,615	—	1,980,038	1,406,240	411,060	1,817,300	1,583,633	149,035	6,314,621
Kirk Tanner CEO, PBNA	2022	815,385	—	2,310,036	1,240,800	2,264,400	3,505,200	—	117,885	6,748,506
	2021	800,000	—	1,980,038	2,535,000	1,328,040	3,863,040	1,589,710	157,918	8,390,706
	2020	800,000	—	2,970,056	1,386,000	1,028,500	2,414,500	2,444,261	64,061	8,692,878

[1] Mr. Williams was not an NEO prior to 2021 and, as a result, only his 2021 and 2022 compensation information is being disclosed in the Summary Compensation Table.

[2] In 2022, the salary amounts reflect the actual base salary payments made to the NEOs during the fiscal year, which included a 53rd week.

[3] The amounts reported for stock awards represent the aggregate grant date fair value of stock awards calculated in accordance with the accounting guidance on share-based payments. For a discussion of the assumptions and methodologies used in calculating the grant date fair value of these awards, please see Note 6 to the Company's consolidated financial statements in the Company's Annual Report on Form 10-K for the applicable fiscal year.

For 2022, the amounts reported in this column represent the grant date fair value of PSU awards. If PepsiCo were to exceed its performance targets, grant recipients may earn up to 200% of the target number of PSUs granted. The following table reflects the grant date fair value of the PSU awards at below-threshold, target, and maximum performance earn-out levels.

Name	Value of 2022 PSU Awards Below Threshold	At Target Level ($)	At Maximum 200% Level ($)
Ramon L. Laguarta	—	9,404,937	18,809,874
Hugh F. Johnston	—	4,620,072	9,240,144
Silviu Popovici	—	2,111,991	4,223,982
Steven Williams	—	2,310,036	4,620,072
Kirk Tanner	—	2,310,036	4,620,072

[4] As described in the "2022 Annual Incentive Award" section of the Compensation Discussion and Analysis beginning on page 56 of this Proxy Statement, the amounts reported reflect compensation earned for performance under the annual incentive compensation program for that year, paid in March of the subsequent year.

[5] As described in the "Long-Term Incentive Award Payouts" section of the Compensation Discussion and Analysis on page 62 of this Proxy Statement, the Long-Term Payout amounts reported for 2022 reflect compensation earned for performance over a three-year period (2020-2022) under the LTC award granted in 2020 and paid in March 2023.

[6] Represents the total of the Annual Payouts and Long-Term Payouts of Non-Equity Incentive Plan Compensation.

(7) The amounts reported reflect the aggregate change in the actuarial present value of each NEO's accumulated benefit under the defined benefit pension plans in which they participate. As PepsiCo does not provide above market or preferential rates on non-qualified deferred compensation, notional earnings are not included in this column for any NEOs who may participate in a non-qualified deferred compensation plan.

The change in pension value reflects changes in age, service, earnings, and market-based assumptions used to determine present value during 2022. These factors contributed to a negative change of $(243,204) in pension value for Mr. Tanner, and pursuant to SEC reporting rules, a negative change in pension value is reported in the Summary Compensation Table as a zero.

(8) The following table provides the details for the amounts reported for 2022 for each NEO:

Name	Personal Use of Company Aircraft ($)(A)	Car Allowance and Personal Use of Ground Transportation ($)(B)	Global Mobility ($)(C)	Tax Equalization ($)(D)	Charitable Contributions ($)(E)	Total All Other Compensation ($)
Ramon L. Laguarta	469,055	28,316	95,229		10,000	602,600
Hugh F. Johnston	106,111	25,350				131,461
Silviu Popovici(F)	7,296	37,991	376,028	1,459,595	5,435	1,886,345
Steven Williams	101,040	25,350			20,500	146,890
Kirk Tanner	92,507	25,378				117,885

(A) Personal use of Company aircraft is valued based on the aggregate incremental cost to the Company, which is generally allocated based on variable operating costs (such as fuel, maintenance, landing fees, crew expenses, catering, and en route charges) or the cost associated with the use of a charter aircraft. Infrequently, an executive's spouse or other family member may fly on Company aircraft. The NEOs are fully responsible for all personal income taxes associated with any personal use of Company aircraft.

(B) Car allowance and personal use of ground transportation includes cash allowance for car usage, cost associated with personal use of a Company-provided vehicle, or the aggregate incremental cost to the Company for Company-provided ground transportation (such as fuel and the driver's compensation). Infrequently, an executive's spouse or other family member may use Company-provided ground transportation. The NEOs are fully responsible for all personal income taxes associated with any personal use of Company-provided ground transportation. The value shown for Mr. Popovici is the annual lease for his Company-provided vehicle as well as fuel used in 2022, converted into U.S. dollars based on an average monthly exchange rate of 1 CHF = 1.0494 USD for 2022.

(C) The amounts reported reflect the expense for benefits provided pursuant to PepsiCo's standard global mobility program as a result of Mr. Laguarta's relocation to the United States, in addition to the cost of Mr. Popovici's global mobility benefits in Switzerland. These benefits include tax preparation assistance, housing, cost-of-living and home-leave allowances, and household goods storage. The global mobility program facilitates the assignment of employees to positions outside their home country by minimizing any financial detriment or gain to the employee from the international assignment.

(D) For Mr. Popovici, this reflects the estimated total net amount of tax equalization designed to cover taxes on his compensation in excess of the taxes he would have incurred in his home country, in accordance with our standard mobility program.

(E) The amounts reported in this column represent PepsiCo Foundation matching gifts, and other charitable contributions or commitments. Under the matching gift program, the PepsiCo Foundation matches cash or stock donations to recognized tax-exempt organizations. The PepsiCo Foundation annual contributions are generally capped at a total of $10,000, which was increased to $20,000 in October 2022 during our annual corporate-wide giving campaign that encourages associates to give back. PepsiCo Foundation matching gift contributions are available to all PepsiCo employees and PepsiCo non-employee directors.

(F) A portion of global mobility benefits provided to Mr. Popovici while in Switzerland was paid in Swiss Francs and converted into U.S. dollars based on an average monthly exchange rate of 1 CHF = 1.0494 USD for 2022.

 

2022 Grants of Plan-Based Awards

The following table summarizes grants of annual incentive awards, LTC awards, and PSUs provided to NEOs in 2022. The material terms of PepsiCo's annual and LTI programs are described in the Compensation Discussion and Analysis beginning on page 50 of this Proxy Statement.

Name	Grant Date[1]	Approval Date[1]	Grant Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock and Option Awards[2]
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	
Ramon L. Laguarta	—	2/2/2022	Annual Incentive[3][4]	—	3,225,000	6,450,000				
	3/1/2022	2/2/2022	Long-Term Cash[5]	—	4,845,000	9,690,000				
	3/1/2022	2/2/2022	PSUs[6]				—	57,699	115,398	9,404,937
Hugh F. Johnston	—	2/2/2022	Annual Incentive[3]	—	1,750,000	5,250,000				
	3/1/2022	2/2/2022	Long-Term Cash[5]	—	2,380,000	4,760,000				
	3/1/2022	2/2/2022	PSUs[6]				—	28,344	56,688	4,620,072
Silviu Popovici	—	2/2/2022	Annual Incentive[3]	—	1,125,000	3,375,000				
	3/1/2022	2/2/2022	Long-Term Cash[5]	—	1,088,000	2,176,000				
	3/1/2022	2/2/2022	PSUs[6]				—	12,957	25,914	2,111,991
Steven Williams	—	2/2/2022	Annual Incentive[3]	—	1,200,000	3,600,000				
	3/1/2022	2/2/2022	Long-Term Cash[5]	—	1,190,000	2,380,000				
	3/1/2022	2/2/2022	PSUs[6]				—	14,172	28,344	2,310,036
Kirk Tanner	—	2/2/2022	Annual Incentive[3]	—	1,200,000	3,600,000				
	3/1/2022	2/2/2022	Long-Term Cash[5]	—	1,190,000	2,380,000				
	3/1/2022	2/2/2022	PSUs[6]				—	14,172	28,344	2,310,036

[1] Consistent with prior years, 2022 PSUs and LTC awards were approved by the Compensation Committee at its regularly scheduled meeting in February. The approval date for the awards was February 2, 2022 and the grant date was March 1, 2022.

[2] The amounts reported represent the aggregate grant date fair value of all PSUs granted to NEOs in 2022 calculated in accordance with the accounting guidance on share-based payments. For a discussion of the assumptions and methodologies used in calculating the grant date fair value of the PSUs reported, please see Note 6 to the Company's consolidated financial statements in the Company's 2022 Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

[3] The amounts reported reflect the potential range of 2022 annual cash incentive awards under the EICP, as described under the "2022 Annual Incentive Award" section in the Compensation Discussion and Analysis beginning on page 56 of this Proxy Statement.

[4] The target and maximum annual incentive for Mr. Laguarta reflect a pro-rated increase due to his base salary adjustment received in February 2022.

[5] The amounts reported reflect the potential range of 2022 LTC award payouts under the shareholder-approved LTI Plan. The actual LTC award earned is determined based on the level of achievement attained with respect to the pre-established performance targets based on PepsiCo's TSR relative to the proxy peer group over the three-year performance period and will be paid out on the third anniversary of the grant date.

[6] The actual number of shares of PepsiCo Common Stock that are earned for the 2022 PSUs will be determined based on the level of achievement attained with respect to Core Constant Currency EPS Growth and Organic Revenue Growth consistent with the pre-established payout scale determined for the three-year performance period. If PepsiCo performs below the pre-established performance targets, the number of PSUs earned will be reduced below the target number. The amounts reported in the "target" column reflect the number of PSUs that may be paid out if the performance targets are achieved at 100%, and the amounts reported in the "maximum" column reflect the maximum number of PSUs that will be paid out if the performance targets are exceeded.

The PSUs earned by NEOs will vest and be paid out in shares of PepsiCo Common Stock on the third anniversary of the grant date subject to pro-rata vesting upon retirement between ages 55 and 61, inclusive, with at least 10 years of service, and full vesting upon retirement at age 62 or older with at least 10 years of service, in each case subject to achievement of the applicable performance targets over the full three-year performance period. As of 2022 fiscal year-end, Messrs. Laguarta, Johnston, and Williams are eligible for pro-rata vesting. Notwithstanding the level of performance achieved, the Compensation Committee retains the discretion to reduce the number of shares issued in settlement of the 2022 PSU awards.

2022 Outstanding Equity Awards at Fiscal Year-End

The following table lists all outstanding stock option, PSU, and RSU awards as of December 31, 2022 for the NEOs. The material terms and conditions of the equity awards reported in this table are described in the "Long-Term Incentive Awards" section of the Compensation Discussion and Analysis beginning on page 50 of this Proxy Statement. No LTI award granted to an NEO has been transferred to any other person, trust, or entity.

	Option Awards						Stock Awards[1][2]					
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Grant Date	Option Vesting Date	Option Expiration Date	Grant Date	Vesting Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[3] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Ramon L. Laguarta							3/1/2022	3/1/2025	—	—	57,699	10,423,901
							3/1/2021	3/1/2024	—	—	66,629	12,037,195
							3/1/2020	3/1/2023	—	—	61,600	11,128,656
Hugh F. Johnston							3/1/2022	3/1/2025	—	—	28,344	5,120,627
							3/1/2021	3/1/2024	—	—	35,200	6,359,232
							3/1/2020	3/1/2023	—	—	35,200	6,359,232
Silviu Popovici							3/1/2022	3/1/2025	—	—	12,957	2,340,812
							3/1/2021	3/1/2024	—	—	15,086	2,725,437
							3/1/2020	3/1/2023	—	—	22,629	4,088,155
Steven Williams							3/1/2022	3/1/2025	—	—	14,172	2,560,314
							3/1/2021	3/1/2024	—	—	15,086	2,725,437
							3/1/2020	3/1/2023	—	—	17,600	3,179,616
Kirk Tanner							3/1/2022	3/1/2025	—	—	14,172	2,560,314
							3/1/2021	3/1/2024	—	—	15,086	2,725,437
							3/1/2020	3/1/2023	—	—	22,629	4,088,155

[1] Each of the PSU awards listed in the table vests three years after the grant date, subject to continued service with PepsiCo through the vesting date and achievement of applicable performance targets during a three-year performance period. Each of the awards will vest on a pro-rata basis upon retirement between ages 55 and 61, inclusive, with at least 10 years of service, and will vest in full upon retirement at age 62 or older with at least 10 years of service, subject to achievement of applicable performance targets. As of 2022 fiscal year-end, Messrs. Laguarta, Johnston, and Williams are eligible for pro-rata vesting.

[2] The market value of unvested PSUs reflected in the table has been calculated by multiplying the number of unvested PSUs by $180.66, PepsiCo's closing stock price on December 30, 2022, the last trading day of the 2022 fiscal year.

[3] The numbers displayed in this column reflect the target number of PSUs awarded. Notwithstanding the level of performance achieved, the Compensation Committee retains the discretion to reduce the number of shares issued in settlement of these awards.

 

2022 Option Exercises and Stock Vested

Name	Option Awards[1]		Stock Awards[2]	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[3]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[3]
Ramon L. Laguarta	—	—	72,384	11,787,734
Hugh F. Johnston	—	—	31,115	5,067,078
Silviu Popovici	—	—	14,935	2,432,165
Steven Williams	—	—	7,837	1,276,255
Kirk Tanner	—	—	15,682	2,553,814

[1] Stock option exercises are executed in a manner consistent with PepsiCo's Share Retention Policy, which is described in the "Governance Features of Our Executive Compensation Programs" section of the Compensation Discussion and Analysis beginning on page 65 of this Proxy Statement.

[2] The following table lists PSU and RSU awards that vested in 2022 for the NEOs.

Name	Type	Grant Date	Payout Date	Number of Shares Granted (#)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)	Dividend Equivalents Paid ($)
Ramon L. Laguarta	PSUs	3/1/2019	3/1/2022	56,897	49,785	8,107,487	600,532
Ramon L. Laguarta	PSUs[A]	3/1/2018	3/1/2022	36,782	22,599	3,680,247	353,674
Hugh F. Johnston	PSUs	3/1/2019	3/1/2022	35,560	31,115	5,067,078	375,325
Silviu Popovici	PSUs	3/1/2019	3/1/2022	17,069	14,935	2,432,165	180,153
Steven Williams	RSUs[B][C]	3/1/2019	3/1/2022	1,846	1,846	300,621	22,271
Steven Williams	PSUs[D]	5/1/2019	3/1/2022	5,037	4,407	717,680	49,072
Steven Williams	PSUs[C]	3/1/2019	3/1/2022	1,810	1,584	257,954	19,107
Kirk Tanner	PSUs	3/1/2019	3/1/2022	17,922	15,682	2,553,814	189,164

[A] The award granted to Mr. Laguarta on March 1, 2018 was subject to the achievement of annual performance targets over a three-year performance period (2018-2020) and continued employment through the payout date.

[B] The RSU award granted on March 1, 2019 to Mr. Williams was subject to pro-rata vesting as Mr. Williams became eligible for early retirement in 2021 having reached age 55 with at least 10 years of service.

[C] The awards granted to Mr. Williams were awarded prior to his promotion to his senior executive officer role and associated pay structure.

[D] The award granted to Mr. Williams on May 1, 2019 was awarded in connection with his promotion to CEO, PFNA.

[3] The value realized on exercise of stock options is equal to the amount per share at which the NEO sold shares acquired on exercise (all of which occurred on the date of exercise), minus the exercise price of the stock options, times the number of shares acquired on exercise of the options. The value realized on vesting of stock awards is equal to the average of the high and low market prices of PepsiCo Common Stock on the date of vesting, times the number of shares acquired upon vesting. The number of shares and value realized on vesting include shares that were withheld at the time of vesting to satisfy tax withholding requirements.

2022 Retirement Benefits

A summary of defined benefit and defined contribution plans sponsored by PepsiCo that our NEOs participated in during 2022 are described in the tables below. Benefits for the NEOs who participate in these plans are generally determined using the same formula as for other eligible employees. NEOs receive no enhancements that are not available to other eligible employees in each plan.

As disclosed in prior year Proxy Statements, in December 2020, PepsiCo announced that future service accruals for salaried employees would cease under the defined benefit pension plans outlined below, effective December 31, 2025 and going forward, all salaried employees would participate in the defined contribution plans, which are also summarized below.

	PepsiCo Employees Retirement Plan I ("PERP-I")	PepsiCo Pension Equalization Plan ("PEP")	PepsiCo International Retirement Plan - Defined Benefit Program ("PIRP-DB")
Eligible NEOs	▪ Ramon L. Laguarta (early retirement eligible) ▪ Hugh F. Johnston (early retirement eligible) ▪ Steven Williams (early retirement eligible) ▪ Kirk Tanner		▪ Ramon L. Laguarta (frozen)
Type of Plan	Qualified defined benefit pension plan	Non-qualified defined benefit pension plan	Non-qualified defined benefit pension plan
Eligibility	U.S. salaried employees hired prior to January 1, 2011	Employees eligible to participate in the PERP-I whose benefits under the PERP-I are affected by limitations imposed by the Internal Revenue Code on qualified plan compensation or benefits	Generally covers non-U.S. citizens hired prior to January 1, 2011 who were active participants in a defined benefit retirement plan sponsored by their home country and were unable to remain in that plan during their assignment outside their home country, designated for participation by PepsiCo
Form of Payment Upon Retirement	Benefits generally payable as a single life annuity, a single lump sum distribution, a joint and survivor annuity, a 10-year certain annuity, or a combination of a partial lump sum and an annuity	▪ Benefits accrued and vested by December 31, 2004 are generally paid in the same form and at the same time the PERP-I benefits are paid ▪ Benefits accrued or vested after December 31, 2004 are payable at termination (subject to a six-month delay under Section 409A of the Internal Revenue Code), in the form of a lump sum	Benefits payable as a single life annuity, a single lump sum distribution, a joint and survivor annuity, a 10-year certain annuity, or a combination of a partial lump sum and an annuity
Benefit Timing	▪ Normal retirement benefits payable at age 65 with 5 years of service ▪ Unreduced early retirement benefits payable as early as age 62 with 10 years of service ▪ Reduced early retirement benefit payable at age 55 with 10 years of service, determined by reducing the normal retirement benefit by 4% for each year benefits begin prior to age 62		

 

	PepsiCo Employees Retirement Plan I ("PERP-I")	**PepsiCo Pension Equalization Plan ("PEP")**	**PepsiCo International Retirement Plan - Defined Benefit Program ("PIRP-DB")**
Retirement Benefit Formula	A single life annuity beginning at normal retirement age generally determined as follows: ■ 3% for each year of service up to 10 years, plus 1% for each year of service in excess of 10, multiplied by the executive's highest consecutive five-year average monthly earnings (base salary and annual bonus compensation, limited by Internal Revenue Code regulations), based on service and earnings up to December 31, 2025 ■ Reduced by 0.43% of the executive's highest consecutive five-year average monthly earnings up to applicable monthly Social Security covered compensation, multiplied by the executive's years of service up to 35	■ Same terms and conditions as the PERP-I as determined without regard to the Internal Revenue Code limitations on compensation and benefits ■ Offset by the actual benefit payable under the PERP-I	■ Substantially the same as the formula under the PERP-I and the PEP, without the Social Security offset ■ Offset by retirement benefits paid under any Company plan or government mandated retirement program
Disability/ Death Benefits	■ All participants who become disabled after 10 years of service and remain disabled until retirement generally receive continued service for the duration of their disability, but not past December 31, 2025 ■ If an employee dies, the spouse or domestic partner of an employee who is retirement eligible is entitled to a pension equal to the survivor benefit under the 50% joint and survivor option. The surviving spouse, domestic partner, or estate of an active retirement-eligible participant is also entitled to a one-time payment equal to the lump sum benefit accrued at death, offset by the lump sum value of any surviving spouse's or domestic partner's benefit that might be payable. This special death benefit is paid by the Company and not from the plan		If the participant dies, the spouse or domestic partner of an employee is entitled to a pension equal to the survivor benefit under the 50% joint and survivor option
Deferred Vested Benefits	■ For a participant with five or more years of service who terminates employment prior to attaining either age 55 with 10 years of service or age 65 with 5 years of service ■ Benefit is equal to the retirement benefit formula amount calculated using the potential years of credited service had the participant remained employed to age 65 pro-rated by a fraction, the numerator of which is the participant's years of credited service at termination and the denominator of which is the participant's potential years of credited service had the participant remained employed to age 65 ■ Deferred vested benefits under the PERP-I and PIRP-DB are payable as an annuity commencing at age 65; however, a participant may elect to commence benefits as early as age 55 on an actuarially reduced basis to reflect the longer payment period. A participant who terminates from the PERP-I is eligible for a one-time lump sum benefit within 365 days of termination, provided that the participant does not have a PEP benefit that vested prior to 2005. A participant who terminates from the PIRP-DB is also eligible for a one-time lump sum benefit within 365 days of termination. Deferred vested benefits under PEP are payable at the later of age 55 or termination (subject to a six-month delay and form of payment restrictions under Section 409A of the Internal Revenue Code)		

	PepsiCo Savings Plan - Automatic Retirement Contribution Program ("ARC")	**PepsiCo International Retirement Plan - Defined Contribution Program ("PIRP-DC")**
Eligible NEOs	▪ None of the NEOs participate in the ARC	▪ Silviu Popovici
Type of Plan	Qualified defined contribution plan	Non-qualified defined contribution plan
Eligibility	Generally covers U.S. salaried employees hired on or after January 1, 2011	Generally covers non-U.S. citizens hired on or after January 1, 2011 who are unable to remain in their home country retirement plan during their assignment outside their home country and are designated for participation by PepsiCo
Form of Payment Upon Retirement	Benefits are payable as a single lump sum distribution or in installments	Benefits are payable as a single lump sum distribution
Benefit Timing	Vested account balance payable following retirement/termination	
Retirement Benefit Formula	▪ Contributions are determined by multiplying a percentage (range of 2% to 9% based on age and years of service) by eligible pay, subject to Internal Revenue Code limitations ▪ PepsiCo provides a matching contribution of 50% up to either 4% or 6% of eligible pay, based on years of service	▪ Pay Credits are determined by multiplying the eligible pay credit percentage (ranging from 5% to 12%) by the eligible annualized pay ▪ Interest Credits are allocated based on the U.S. 30-year Treasury rate ▪ Offset by retirement benefits paid under any Company plan or government mandated retirement program ▪ Total PIRP-DC contributions in any year cannot exceed an amount equal to the Internal Revenue Code annual compensation limit in effect for that year
Disability/Death Benefits	If the participant dies, the spouse, domestic partner, or beneficiary is entitled to receive the vested account balance	
Deferred Vested Benefits	Vested account balance payable following retirement/termination	

 

The Present Value of Accumulated Benefit reported in the 2022 Retirement Benefits Table below represents the accumulated benefit obligation for benefits earned to date, based on age, service, and earnings through the measurement date of December 31, 2022.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
Ramon L. Laguarta[2]	PepsiCo International Retirement Plan - DB	21.0	3,849,414	—
	PepsiCo Employees Retirement Plan I	5.3	137,616	—
	PepsiCo Pension Equalization Plan		18,277,286	—
Hugh F. Johnston	PepsiCo Employees Retirement Plan I	32.8	1,644,673	—
	PepsiCo Pension Equalization Plan		17,816,633	—
Silviu Popovici	PepsiCo International Retirement Plan - DC	5.3	1,193,819	—
Steven Williams	PepsiCo Employees Retirement Plan I	26.0	1,123,951	—
	PepsiCo Pension Equalization Plan		4,798,245	—
Kirk Tanner	PepsiCo Employees Retirement Plan I	30.5	1,067,395	—
	PepsiCo Pension Equalization Plan		7,661,053	—

[1] These amounts have been calculated using actuarial methods and assumptions shown below in the fiscal year-end valuation under the guidance on employers' accounting for pensions with the assumption, required by SEC disclosure rules, that each NEO remains in service until retirement at the earliest date when unreduced retirement benefits would be available (i.e., age 62 or older); discount rate of 5.41% for the PepsiCo Employees Retirement Plan I, 5.41% for the PepsiCo Pension Equalization Plan, and 5.43% for the PepsiCo International Retirement Plan; and benefits were converted to lump sums based on a 5.75% lump sum conversion rate at retirement.

[2] The amounts reported for Mr. Laguarta above reflect his transition to the U.S. on September 1, 2017. In 2017, Mr. Laguarta was credited service under the PepsiCo International Retirement Plan - DB commencing on his hire date in lieu of end-of-service benefits under his prior Spanish employment terms that he ceased to be eligible for upon his relocation to the U.S.

2022 Non-Qualified Deferred Compensation

Executive Income Deferral Program

Eligible NEOs	▪ Hugh F. Johnston ▪ Steven Williams ▪ Kirk Tanner
Description	Non-qualified and unfunded program that allows certain U.S.-based eligible employees to defer a portion of their annual compensation to a later date. The participants' balances are unsecured, subject to the claims of PepsiCo's creditors and may be forfeited in the event of the Company's bankruptcy
Deferral Limits	Eligible PepsiCo executives may defer up to 75% of base salary and 100% of annual cash incentive compensation. The Company does not provide a matching contribution on any deferrals
Return on Plan Balance	Executives earn a return on their notional accounts based on investments in the phantom funds selected by the executives (listed in footnote 3 of the table below) from a list of phantom funds made available by the Company. The EIDP does not guarantee a rate of return and none of the funds provide above market earnings
Distributions	▪ At the time of election to defer, executives are required to choose to receive future payments on either a specific date or upon separation from service ▪ Notwithstanding a participant's payment election, deferrals made after 2000 are paid in a lump sum at the time of separation from service in cases in which separation (other than retirement) occurs prior to the elected payment date ▪ Payments of deferrals made after 2004 to executives who are specified employees under Section 409A of the Internal Revenue Code that are triggered by a separation from service are delayed six months following separation
Form of Payment	Made in cash and received as a lump sum or in installments (quarterly, semi-annually, or annually) over a period of up to 20 years and up to age 80

For additional detail on PepsiCo's EIDP, refer to the "Executive Income Deferral" section of the Compensation Discussion and Analysis on page 63 of this Proxy Statement.

 

Supplemental Savings Program

Eligible NEOs	■ None of the NEOs participate in the PepsiCo Automatic Retirement Contribution Equalization Program (the "**ARC-E**")
Description	The ARC-E is a non-qualified, non-elective defined contribution deferred compensation plan sponsored by PepsiCo to provide benefits to employees whose benefits under the ARC portion of the PepsiCo Savings Plan are limited due to Internal Revenue Code limitations on qualified plan compensation and benefits
Eligibility	U.S. salaried employees hired on or after January 1, 2011
Form of Payment Upon Retirement	Benefits are payable as a single lump sum distribution
Benefits Timing	■ Vested account balance payable following retirement/termination ■ Payments made to executives who are specified employees under Section 409A of the Internal Revenue Code that are triggered by a separation from service are delayed six months following separation
Retirement Benefits Formula	Contributions have the same terms and conditions as ARC described in the "2022 Retirement Benefits" section on page 74 without regard to the Internal Revenue Code limitations on compensation and benefits. Total ARC and ARC-E contributions in any year cannot exceed an amount equal to the Internal Revenue Code annual compensation limit in effect for that year
Disability/Death Benefits	If the participant dies, the spouse, domestic partner, or beneficiary is entitled to receive the vested account balance

The following table provides information regarding participation by NEOs in our non-qualified deferred compensation programs during 2022 and at fiscal year-end.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)[1]	Aggregate Withdrawals/ Distributions ($)[2]	Aggregate Balance at Last Fiscal Year-End ($)[3]
Hugh F. Johnston	—	—	326,907	910,727	3,602,815
Steven Williams	—	—	(421,089)	—	2,422,961
Kirk Tanner	—	—	(66,474)	—	299,494

[1] PepsiCo does not provide above market or preferential rates and, as a result, the notional earnings are not included in the 2022 Summary Compensation Table.

[2] The amount reported for Mr. Johnston represents the distribution of his previously deferred 1998 and 2004 annual incentive compensation.

[3] None of the amounts reported in this column are reflected in the 2022 Summary Compensation Table with respect to Messrs. Johnston, Williams, and Tanner. Deferral balances of NEOs under the EIDP were notionally invested in the following phantom funds and earned the following rates of return in 2022: PepsiCo Common Stock Fund: +6.65%, BlackRock LifePath Retirement Fund: -14.66%, BlackRock International Equity Index Fund: -13.90%, BlackRock Small Cap Equity Index Fund: -20.50%, BlackRock Mid-Cap Equity Index Fund: -13.13%, BlackRock Large Cap Equity Index Fund: -18.14%, BlackRock Total U.S. Equity Index Fund: -19.25%, Security Plus Fund: +1.74%, Dodge & Cox Bond Account: -10.26%, and Defined Applicable Federal Rate (AFR) Fund: +3.54%.

Potential Payments on Termination or Change in Control

Termination of Employment/Retirement

None of our NEOs have any arrangement that provides for severance payments or severance benefits.

In the event an NEO retires, terminates, or resigns from PepsiCo for any reason as of fiscal year-end, they would be entitled to a retirement benefit and any outstanding balance calculated in accordance with the terms and conditions disclosed under the "2022 Retirement Benefits" section beginning on page 74 of this Proxy Statement and under the "2022 Non-Qualified Deferred Compensation" section beginning on page 78 of this Proxy Statement.

Our NEOs' unvested annual LTI awards vest on a pro-rata basis upon retirement between ages 55 and 61, inclusive, and fully vest upon death, disability, or retirement on or after age 62. In order to be retirement eligible, an executive must be at least age 55 with 10 or more years of service. For special awards, no accelerated vesting occurs upon retirement. In the event of death or long-term disability, special awards fully vest. Even after vesting, PSUs and LTC awards remain subject to the achievement of pre-established performance targets.

The following table sets forth, for each NEO, the value of the unvested stock options, PSUs, RSUs, and LTC awards, and accrued dividend equivalents on PSUs and RSUs that would vest or be forfeited if the NEO's employment terminated on December 31, 2022, the last day of the 2022 fiscal year, due to termination without cause, retirement, death, or long-term disability:

Name	Termination/Retirement ($ in millions)[1]		Death/Long-Term Disability ($ in millions)[1]	
	Vest	Forfeit	Vest	Forfeit
Ramon L. Laguarta	30.0	18.7	18.7	—
Hugh F. Johnston	16.3	9.5	9.5	—
Silviu Popovici	—	13.3	13.3	—
Steven Williams	7.8	4.5	4.5	—
Kirk Tanner	—	13.6	13.6	—

[1] The PSUs and RSUs were valued at a price of $180.66, PepsiCo's closing stock price on December 30, 2022, the last trading day of the 2022 fiscal year. Death and Long-Term Disability vesting amounts do not include the value of vested stock options that have already been earned or unvested PSUs, RSUs, and LTC awards that an executive may have earned due to fulfilling the retirement eligibility criteria. As of 2022 fiscal year-end, Messrs. Laguarta, Johnston, and Williams are eligible for pro-rata vesting of annual LTI awards.

Change in Control

PepsiCo has a long history of maintaining a "double trigger" vesting policy. This means that unvested stock options, PSUs, RSUs, and LTC awards only vest if the participant is terminated without cause or resigns for good reason within two years following a change in control of PepsiCo or if the acquirer fails to assume or replace the outstanding awards.

For each NEO, the following table illustrates:

- the value of the stock options, PSUs, RSUs, LTC awards, and accrued dividend equivalents on PSUs and RSUs that would vest upon a change in control of PepsiCo without termination of employment; and

- the value of the stock options, PSUs, RSUs, LTC awards, and accrued dividend equivalents on PSUs and RSUs that would vest upon an NEO's termination without cause or resignation for good reason or if the acquirer does not assume or replace the outstanding awards at the time of the change in control.

Name	Change in Control ($ in millions)	
	Total Benefit: Change in Control Only	Total Benefit: Qualifying Termination upon Change in Control[1]
Ramon L. Laguarta	—	18.7
Hugh F. Johnston	—	9.5
Silviu Popovici	—	13.3
Steven Williams	—	4.5
Kirk Tanner	—	13.6

[1] The amounts reported in this column assume that both the change in control and termination occurred on December 31, 2022, the last day of the 2022 fiscal year. The stock options, PSUs, and RSUs were valued based on PepsiCo's $180.66 closing stock price on December 30, 2022, the last trading day of the 2022 fiscal year. Amounts do not include vested options that have already been earned due to continued service or unvested PSUs, RSUs, and LTC awards that an executive may have earned due to fulfilling the retirement eligibility criteria. As of 2022 fiscal year-end, Messrs. Laguarta, Johnston, and Williams are eligible for pro-rata vesting of annual LTI awards.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

The Compensation Committee

Shona L. Brown, Chair	Dina Dublon	Robert C. Pohlad
Cesar Conde	David C. Page	Daniel Vasella

The information contained in the above report will not be deemed to be "soliciting material" or "filed" with the SEC, nor will this information be incorporated into any future filing under the Securities Act or the Exchange Act except to the extent the Company specifically incorporates such report by reference.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing disclosure regarding the ratio of the annual total compensation of our CEO to that of our median employee. As a global organization, we have employees operating in 79 countries serving consumers and customers in more than 200 countries and territories. Our objective is to provide competitive compensation commensurate with an employee's position and geographic location, while also linking compensation to Company and individual performance.

To provide context for this disclosure, it is important to understand the scope of our operations.

- *Globally Diverse Workforce.* More than half of our employees are located outside the United States in locations where the cost of living is significantly below the U.S., including developing and emerging markets such as Mexico, the Middle East, China, South Africa, Brazil, and India. The compensation elements and pay levels of our employees can vary dramatically from country to country based on market trends, cost of living, and cost of labor. These factors, along with fluctuations in currency exchange rates, impact the median employee compensation and the resulting ratio.

- *Frontline is a Strategic Advantage.* PepsiCo has a large global frontline employee population driven by our direct store delivery model and in-house manufacturing and supply chain in many markets. We believe our frontline employees who make, merchandise, move, and sell our products represent a strategic advantage for PepsiCo. PepsiCo's integrated approach enables us to bring innovative products and packages to market faster, allows us to react more quickly to changes in the marketplace, and builds unmatched customer relationships at the store level.

Calculating Methodology

In 2021, to identify our median employee and calculate such employee's annual total compensation, we used consistent methodologies, estimates, and assumptions that were used prior to 2021 to identify any previous median employees.

Gathering Data on our Worldwide Employee Population. Due to the complexity of collecting compensation information across all the countries in which we have employees and the limited employee headcount in some of those countries, we used the de minimis exemption allowed by applicable SEC rules to exclude approximately 5,383 employees from 41 countries as detailed below, bifurcated into our reportable segments in effect in 2021.

- Africa, Middle East and South Asia - 666: Bangladesh, Ethiopia, Lebanon, Nigeria
- Asia Pacific, Australia and New Zealand and China Region - 1,344: Hong Kong, Indonesia, Japan, Malaysia, New Zealand, Philippines, Singapore, South Korea, Taiwan, Vietnam
- Europe - 2,226: Austria, Azerbaijan, Belarus, Bosnia and Herzegovina, Cyprus, Czech Republic, Denmark, Estonia, Finland, Georgia, Hungary, Italy, Kazakhstan, Kyrgyzstan, Lithuania, Luxembourg, Norway, Sweden, Switzerland, Uzbekistan
- Latin America - 1,147: Bermuda, Bolivia, Costa Rica, El Salvador, Panama, Paraguay, Uruguay

The excluded employees represented less than 5% of our total global population of 309,076 as of October 1, 2021. In certain countries, our employment levels are subject to seasonal variations. After our use of the de minimis exemption, our employee population from which we determined our median employee consisted of 303,693 individuals from 38 countries.

We collected full-year 2020 compensation data for the October 1, 2021 employee population, relying on our internal payroll and tax records, rather than using statistical sampling.

Consistently Applied Compensation Measure. Our employees are compensated through multiple compensation elements that are highly dependent on the role, market practices, and statutory requirements within each country where our employees are located. Because of the differences in compensation elements globally, we identified all cash-based compensation plus equity-based compensation that was realized in the measurement period as an appropriate representation of the annual total compensation for our employees in accordance with SEC rules.

- Compensation was annualized on a straight-line basis for full-time and part-time new hire employees who did not work a full fiscal year.
- We used the 12-month average exchange rate to convert each non-U.S. employee's total compensation to U.S. dollars, enabling the median to be identified.
- We calculated the total compensation for the median employee in the same manner in which we determine the compensation shown for our NEOs in the Summary Compensation Table, including the value of retirement benefits.

The Ratio

The following ratio of Mr. Laguarta's annual total compensation to the median employee's for our last completed fiscal year is a reasonable estimate calculated in a manner consistent with applicable SEC rules.

- The median employee's total compensation was $52,315.
- The total compensation was calculated in the same manner in which we determine the compensation shown for our NEOs in the Summary Compensation Table, including the value of retirement benefits.
- Although we concluded there were no changes to our employee population or employee compensation arrangements that would significantly impact our pay ratio disclosure, the median employee referenced above is different than the median employee identified in the 2022 Proxy Statement. The prior median employee's compensation for the last completed fiscal year significantly changed during 2022, primarily because the employee moved into a new role and received a significant salary increase. As permitted by SEC rules, the median employee identified above is one whose compensation is substantially similar to the median employee referenced in the 2022 Proxy Statement based on the compensation measure used to first select a median employee.
- As reported in the Summary Compensation Table on page 69, our CEO's compensation was $28,388,228.

Based on this information, the ratio of Mr. Laguarta's annual total compensation to the median employee compensation for 2022 was estimated to be 543 to 1.

Pay Versus Performance

The following table and graphs below summarize the relationship between executive compensation "actually paid" (referred to as "**Compensation Actually Paid**" or the "**CAP Amounts**") to the Principal Executive Officer ("**PEO**") and the Non-PEO Named Executive Officers ("**Non-PEO NEOs**"), and the financial performance of the Company over the time horizon set forth below in accordance with SEC rules. The Compensation Committee does not use the CAP Amounts as a basis for making compensation decisions. For a discussion of how our Compensation Committee seeks to align pay with performance when making compensation decisions, please review the Compensation Discussion and Analysis beginning on page 50 of this Proxy Statement.

The financial performance measures used are the Company's TSR, the peer group TSR (as disclosed under Item 201(e) of Regulation S-K), and the Company's Net Income, each of which are required financial performance measures under the SEC rules. The SEC rules also require an issuer to select its most important other financial performance measure that is used to link the CAP Amounts paid to these officers to the Company's performance, which is Core Constant Currency EPS Growth, as reflected in the SEC-required table below.

Year	Summary Compensation Table Total for PEO ($)[1]	Compensation Actually Paid to PEO ($)[2]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[1]	Average Compensation Actually Paid to Non-PEO NEOs ($)[2]	Value of Initial Fixed $100 Investment Based On: TSR ($)	Value of Initial Fixed $100 Investment Based On: Peer Group TSR ($)[3]	GAAP Net Income ($ Millions)	Company Selected Measure: Core Constant Currency EPS Growth[4]
2022	28,388,228	39,459,410	9,410,089	13,789,185	143.76	132.87	8,978	11%
2021	25,506,607	42,875,825	9,096,366	15,171,885	134.65	122.05	7,679	12%
2020	21,486,982	22,842,981	8,459,321	9,727,328	111.71	106.77	7,175	10%

[1] The PEO was Ramon L. Laguarta for all years in the table. The Non-PEO NEOs were Hugh F. Johnston (all years), Kirk Tanner (all years), Silviu Popovici (all years), Steven Williams (2022 and 2021), and David Yawman (2020).

[2] The following table describes the adjustments, each of which is prescribed by the SEC rules, to calculate the CAP Amounts from the Summary Compensation Table ("**SCT**") Amounts. The SCT Amounts and the CAP Amounts do not reflect the actual amount of compensation earned by or paid to our executives during the applicable years, but rather are amounts determined in accordance with Item 402 of Regulation S-K under the Exchange Act. Pursuant to the applicable rules, the amounts in the "Stock Awards" and "Change in Pension Value and Non-Qualified Deferred Compensation Earnings" columns from the Summary Compensation Table are subtracted from the SCT Amounts and the values reflected in the table below are added or subtracted as applicable:

Adjustments ($)	2022 PEO	2022 Non-PEO NEOs*	2021 PEO	2021 Non-PEO NEOs*	2020 PEO	2020 Non-PEO NEOs*
SCT Amounts	28,388,228	9,410,089	25,506,607	9,096,366	21,486,982	8,459,321
Adjustments for defined benefit and actuarial pension plans						
Aggregate change in actuarial present value included in "Change in Pension Value and Non-Qualified Deferred Compensation Earnings" column in SCT	(4,251,779)	(498,002)	(4,415,239)	(1,321,958)	(4,344,395)	(1,318,735)
Service cost for the covered fiscal year	953,618	353,013	816,553	302,122	601,341	232,594
Prior service cost for the covered fiscal year	—	—	—	—	(503,634)	(236,572)
Adjustments for stock awards						
Aggregate value for stock awards included in "Stock Awards" column in SCT	(9,404,937)	(2,838,034)	(8,745,056)	(2,640,028)	(9,694,125)	(3,302,381)
Fair value at year-end of awards granted during the covered fiscal year that were outstanding and unvested at the covered fiscal year-end	17,480,226	5,274,833	19,652,478	5,932,848	10,639,410	4,147,254
Year-over-year change in fair value at covered fiscal year-end of awards granted in any prior fiscal year that were outstanding and unvested at the covered fiscal year-end	5,841,425	1,999,052	10,096,657	3,785,630	4,585,915	1,650,153
Change as of the vesting date (from the end of the prior fiscal year) in fair value of awards granted in any prior fiscal year for which vesting conditions were satisfied during the covered fiscal year	(501,577)	(120,539)	(206,802)	(193,826)	(115,828)	(101,856)
Dividends or other earnings paid on stock awards in the covered fiscal year prior to vesting if not otherwise included in the total compensation for the covered fiscal year	954,206	208,773	170,627	210,731	187,315	197,550
Compensation Actually Paid (as calculated)	39,459,410	13,789,185	42,875,825	15,171,885	22,842,981	9,727,328

* Amounts presented are averages for the entire group of Non-PEO NEOs in each respective year.

The following valuation assumptions used to calculate fair values of equity awards differed from those used to calculate the fair values at the time of grant as reflected in the SCT Amounts: instead of utilizing the target amount for stock-settled compensation, the year-end performance forecasts for each year were used. Stock prices used were: 12/30/2022: $180.66; 12/23/2021: $169.78; 12/24/2020: $145.06; 12/27/2019: $137.54.

[3] The peer group is the S&P Average of Industry Groups, which is derived by weighting the returns of two applicable S&P Industry Groups (the S&P Packaged Foods and Meats and S&P Soft Drink indices which are industry groups relating to non-alcoholic beverages and foods) based on PepsiCo's sales in its beverage and foods businesses. The return for PepsiCo and the S&P Average for Industry Groups are calculated through December 31, 2022.

[4] Please refer to Appendix A to this Proxy Statement for a description and reconciliation of this non-GAAP compensation performance measure relative to the reported GAAP financial measure. In calculating this compensation performance measure, PepsiCo's 2020 Core Constant Currency EPS Growth was adjusted to exclude certain charges taken as a result of COVID-19 in 2020.

 

The following table lists the seven performance measures that, in our assessment, represent the most important performance measures we used to link compensation for our Named Executive Officers in 2022 to Company performance.

Most Important Performance Measures

Core Constant Currency EPS Growth[5]	Organic Revenue Growth[5]
Core Constant Currency Net Income Growth[5][6]	Relative Competitive Performance
Core Constant Currency Operating Profit Growth[5]	Relative Total Shareholder Return
Free Cash Flow Excluding Certain Items[5]	

The following charts show graphically the relationships over the past three years of the CAP Amounts for our PEO and Non-PEO NEOs as compared to our cumulative TSR, Peer Group TSR, GAAP Net Income, and Core Constant Currency EPS Growth[5], as well as the relationship between TSR and Peer Group TSR:

CAP VERSUS CORE CONSTANT CURRENCY EPS GROWTH[5] (2020 - 2022)



CAP VERSUS GAAP NET INCOME (2020 - 2022)



CAP VERSUS TSR AND PEER GROUP TSR



[5] Please refer to Appendix A to this Proxy Statement for a description and reconciliation of these non-GAAP financial measures relative to reported GAAP financial measures, and to pages 44-49 and 52 of PepsiCo's 2022 Annual Report on Form 10-K for the fiscal year ended December 31, 2022 for a more detailed description of the items excluded from these measures.

[6] Refers to Core Constant Currency Net Income attributable to PepsiCo growth.

Our executive compensation program is aligned with our business strategy and with creating long-term shareholder value by paying for performance, with a significant portion of NEOs' pay subject to risk and performance. Reflecting our strong pay-for-performance compensation philosophy, our strong results delivered to shareholders generally translated into above-target payouts of annual- and long-term incentive awards as shown above.

It is important to note that the CAP Amounts paid to our executive officers do not necessarily reflect the actual value that an executive will receive in the stated fiscal year as such value will depend on a variety of factors. For example, the value of PSUs that an executive will receive will ultimately depend on the stock price at the time of vesting along with the financial performance metrics achieved during the applicable three-year performance cycle and, therefore, remain at risk of forfeiture or reduction until the time of vesting.

The information contained in this Pay Versus Performance section will not be incorporated into any filings under the Securities Act or the Exchange Act, except to the extent the Company specifically incorporates such information by reference.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of December 31, 2022 with respect to the shares of PepsiCo Common Stock that may be issued under our equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted-average exercise price of outstanding options, warrants and rights(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))(c)
Equity compensation plans approved by security holders[1]	16,524,934[2]	$124.63[3]	36,615,715[4]
Equity compensation plans not approved by security holders	—	—	—
Total	16,524,934	$124.63 [3]	36,615,715

[1]   Includes the LTI Plan.

[2]   This amount includes 5,713,615 PSUs and RSUs that, if and when vested, will be settled in shares of PepsiCo Common Stock. This amount also includes 306,927 phantom units under the PepsiCo Director Deferral Program that will be settled in shares of Common Stock pursuant to the LTI Plan at the end of the applicable deferral period. For PSUs for which the performance period has ended as of December 31, 2022, the amounts reported in the table reflect the actual number of PSUs earned above and below target levels based on actual performance measured at the end of the performance period. The amounts reported in the table assume target level performance for PSUs which have not vested as of December 31, 2022. If maximum earn-out levels are assumed for such PSUs, the total number of shares of PepsiCo Common Stock to be issued upon exercise and/or settlement of outstanding awards as of December 31, 2022 is 17,312,977.

[3]   Weighted-average exercise price of outstanding options only.

[4]   The shareholder-approved LTI Plan is the only equity compensation plan under which PepsiCo currently issues equity awards. As of May 2, 2007, the LTI Plan superseded the Company's prior plan, the shareholder-approved 2003 Long-Term Incentive Plan, and no further awards were made under the 2003 plan. The LTI Plan permits the award of stock options, stock appreciation rights, restricted and unrestricted shares, restricted stock units and performance shares and units. The LTI Plan authorizes a number of shares for issuance equal to 195,000,000 plus the number of shares underlying awards under the Company's prior equity compensation plans that are canceled or expired after May 2, 2007 without delivery of shares. Under the LTI Plan, any stock option granted reduces the available number of shares on a one-to-one basis, any RSU or other full value award granted before May 5, 2010 reduces the available number of shares on a one-to-one basis and any RSU or other full value award granted on or after May 5, 2010 reduces the available number of shares on a one-to-three basis.

 

Advisory Vote on the Frequency of Future Shareholder Advisory Approval of Executive Compensation (Proxy Item No. 4)

Pursuant to Section 14A of the Exchange Act, the Company is asking shareholders to recommend, in an advisory vote, whether future shareholder advisory approval of the compensation of our NEOs should occur every one, two or three years. While this vote is non-binding, PepsiCo values the opinions of its shareholders and will consider the outcome of the vote when determining the frequency of future shareholder advisory approvals of executive compensation.

At PepsiCo's 2017 Annual Meeting, a majority of PepsiCo's shareholders expressed a preference for annual shareholder advisory votes on executive compensation and PepsiCo's Board adopted this practice.

Consistent with our current practice and based on shareholder preference and current prevailing market practice, the Board recommends an annual frequency for the shareholder advisory vote on executive compensation.

 **Our Board of Directors recommends that shareholders vote for every "ONE YEAR" with respect to how frequently a shareholder advisory approval of the compensation of our Named Executive Officers should occur.**

Shareholder Proposals (Proxy Item Nos. 5–8)

Shareholders have submitted the following proposals for the reasons stated. The shareholder proposals will be voted on at our 2023 Annual Meeting if properly presented by the shareholder proponent or by a qualified representative on behalf of the shareholder proponent. In accordance with federal securities regulations, we have included the shareholder proposals, including any supporting statements, as submitted by the shareholder proponents. We do not believe that certain assertions in these shareholder proposals about PepsiCo are correct. We have not attempted to refute all of these inaccuracies. However, our Board of Directors has recommended a vote against each of these proposals for the reasons set forth following each proposal.

Shareholder Proposal – Independent Board Chair (Proxy Item No. 5)

Paul Chesser, National Legal and Policy Center, 107 Park Washington Court, Falls Church, Virginia 22046, who owns shares of PepsiCo Common Stock worth at least $2,000 for at least three years, has submitted the following proposal:

Request for Board of Directors to Adopt Policy for an Independent Chair

RESOLVED:

Shareholders request the Board of Directors adopt as policy, and amend the governing documents as necessary, to require hereafter that that two separate people hold the office of the Chairman and the office of the CEO as follows:

Selection of the Chairman of the Board: The Board requires the separation of the offices of the Chairman of the Board and the Chief Executive Officer.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board may select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board seeks an Independent Chairman of the Board.

The Chairman shall not be a former CEO of the company.

Selection of the Chairman of the Board shall be consistent with applicable law and existing contracts.

SUPPORTING STATEMENT:

The Chief Executive Officer of PepsiCo, Inc. is also Board Chairman. We believe these roles - each with separate, different responsibilities that are critical to the health of a successful corporation - are greatly diminished when held by a singular company official, thus weakening its governance structure.

Expert perspectives substantiate our position:

° According to the Council of Institutional Investors (https://bit.ly/3pKrtJK), "A CEO who also serves as chair can exert excessive influence on the board and its agenda, weakening the board's oversight of management. Separating the chair and CEO positions reduces this conflict, and an independent chair provides the clearest separation of power between the CEO and the rest of the board."

° A 2014 report from Deloitte (https://bit.ly/3yQGgel) concluded, "The chairman should lead the board and there should be a clear division of responsibilities between the chairman and the chief executive officer (CEO)."

° A pair of business law professors wrote for *Harvard Business Review* (https://bit.ly/3xvclOA) in March 2020 that "letting the CEO chair the board can compromise board discussion quality, weakening the corporation's risk management ability ... Splitting the CEO and board chair jobs between two people can help strengthen the quality of questions the corporation asks itself. When those questions remain weak, the organization is less likely to develop strategies that mitigate risk."

° Proxy adviser Glass Lewis advised (https://bit.ly/3xwuJwa) in 2021, "the presence of an independent chair fosters the creation of a thoughtful and dynamic board not dominated by the views of senior management. Further, we believe that the separation of these two key roles eliminates the conflict of interest that inevitably occurs when a CEO is responsible for self-oversight."

 **Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.**

 

After careful consideration, including a review of market trends and feedback from our shareholders on a nearly identical and unsuccessful proposal in 2022 to adopt a fixed policy requiring an independent Chairman, the Board has determined that the action requested by the shareholder proposal is neither necessary nor in the best interests of PepsiCo or its shareholders for the following reasons:

- Our Board should retain the flexibility to determine the most effective leadership structure for PepsiCo based on the Company's needs and the Board's regular assessment of the Company's leadership.
- Our Board regularly reviews the Company's leadership structure and continues to believe that the combined Chairman and CEO role, together with a strong independent Presiding Director with clearly defined and robust responsibilities, provides the best leadership structure for the Company at this time.
- Our Board believes that our leadership structure and strong corporate governance practices provide for effective, independent Board oversight that best serves the interests of our shareholders at this time.

Our Board believes it is important to preserve flexibility in determining the most effective leadership structure for PepsiCo based on the Company's specific circumstances and needs to best serve both the short-term and long-term interests of shareholders.

PepsiCo's governing documents allow the roles of Chairman of the Board and CEO to be filled by the same or different individuals. Rather than taking a "one-size-fits-all" approach to Board leadership, our existing policies provide the Board flexibility to determine the most appropriate leadership structure to address the Company's needs in light of the dynamic environment in which we operate as part of the Board's regular assessment of the Company's leadership. The Board has deep knowledge of the strategic goals of the Company, the unique opportunities and challenges it faces, and the various capabilities of our directors and the Company's senior management and is therefore best positioned to determine the most effective leadership structure to protect and enhance long-term shareholder value. Furthermore, the 2022 Spencer Stuart Board Index notes that only 36% of S&P 500 companies have a chair who meets the applicable stock exchange rules for independence.

Our Board currently believes that PepsiCo and its shareholders are best served by a combined Chairman and CEO role, together with a strong independent Presiding Director.

Ramon L. Laguarta, PepsiCo's Chairman of the Board and CEO, has deep operational experience, including in international markets, and extensive knowledge of the Company, food and beverage industry and risk management practices that Mr. Laguarta gained from working over 20 years at PepsiCo in a variety of executive and leadership roles. Therefore, the Board believes that Mr. Laguarta is best positioned to be aware of key issues facing the Company and to serve as Chairman in guiding thoughtful Board discussions and effectively communicating with PepsiCo's various internal and external constituencies.

In order to ensure independent oversight of the Company's management, strategy and business, our policies require that if at any time our Chairman of the Board is not independent, the independent members of the Board must designate an independent director to act as Presiding Director who maintains robust responsibilities. Our independent directors have elected Ian Cook as the Presiding Director of the Board. Mr. Cook has a deep understanding of PepsiCo and its business acquired from his years on our Board, as well as his extensive 40-plus year experience at a multinational consumer products company, including 12 years as chief executive officer, which makes him uniquely positioned to work collaboratively with our Chairman and CEO while ensuring strong independent oversight of management.

The Company has a track record of strong long-term performance under the leadership structure of a combined Chairman and CEO and independent Presiding Director.



The Presiding Director has clearly defined and robust responsibilities, which include:

- Presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors;
- Serving as a liaison between the Chairman and the independent directors;

- Having authority to approve information sent to the Board;
- Approving meeting agendas for the Board;
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items;
- Having the authority to call meetings of the independent directors; and
- If requested by major shareholders, ensuring that he or she is available for consultation and direct communication.

In addition to the Presiding Director responsibilities outlined in the Corporate Governance Guidelines, Mr. Cook is also an actively engaged director who regularly communicates with our Chairman and CEO and other members of the Board and senior management on various topics of importance to the Company. For more information on additional duties that Mr. Cook has fulfilled over the past few years, see the "Board Leadership Structure" section beginning on page 25 of this Proxy Statement. He has also overseen further enhancements to the Company's strong governance policies and practices, such as the Board's decision to eliminate supermajority voting standards in our Articles of Incorporation as approved by shareholders, implementing a proxy access right for shareholders, and establishing the Sustainability, Diversity and Public Policy Committee. These actions are just a few examples of how the independent directors, led by our Presiding Director, have been responsive to shareholders. In recognition of Mr. Cook's strong leadership stemming from his industry-relevant knowledge, operational and governance experience and exceptional interpersonal and communication skills, the independent members of the Board of Directors re-elected Mr. Cook as the Presiding Director in 2022 for an additional three-year term.

Under the leadership of a combined Chairman and CEO and overseen by our strong independent Board, PepsiCo has delivered strong performance, as illustrated by the five-year annualized total shareholder return chart on page 89, and has continued its efforts to progress and expand its ambitious sustainability goals, including announcing PepsiCo Positive, a strategic end-to-end transformation with sustainability and human capital at the center of how the Company intends to create growth and value.

Given these considerations, the Board does not currently believe that a change to PepsiCo's leadership structure will improve corporate performance or otherwise benefit shareholders at this time.

PepsiCo's strong corporate governance practices provide for effective independent leadership and independent oversight of PepsiCo.

We believe that the strong overall corporate governance framework that we have in place supports the objective and independent Board leadership structure necessary to effectively challenge and oversee management and to effectively oversee key issues facing the Company:

- We have a diverse and experienced Board whose members are elected annually by shareholders and is comprised entirely of independent directors within the meaning of the applicable laws and Nasdaq rules, with the exception of the Chairman and CEO.
- Each of our four standing Board Committees - Audit; Compensation; Nominating and Corporate Governance; and Sustainability, Diversity and Public Policy - is comprised solely of, and chaired by, independent directors. This means that the independent directors oversee key matters of the Company as outlined in each of the Committee charters, such as the integrity of our financial statements, compensation of our executive officers including Mr. Laguarta, selection and evaluation of directors, development and implementation of corporate governance policies, and sustainability, diversity, equity and inclusion and public policy matters.
- The Nominating and Corporate Governance Committee monitors the Board's leadership structure to determine whether it remains in the best interests of our shareholders and revisits the structure regularly as part of its ongoing Board assessment process.
- The Board and its Committees each meets in executive session on a regular basis without the presence of the CEO or other members of management. Independent directors use these executive sessions to discuss matters they deem appropriate, including evaluation of the Chairman and CEO, director and senior management succession, Company strategy and performance, Board priorities and Board effectiveness.
- All Board members have complete access to management, and the Board and its Committees have the authority to retain legal, accounting and other outside consultants to advise them as they deem appropriate.

 

The Board believes it is best positioned to determine the most effective leadership structure for PepsiCo based on the best interests of the Company and our shareholders. Moreover, the Board believes the combined Chairman and CEO role, together with the leadership of our strong independent Presiding Director and bolstered by the other governance practices outlined above, strikes the right balance between consistent leadership and effective independent oversight of PepsiCo's management, strategy, and business. For all of the foregoing reasons, our Board continues to believe that our current leadership structure has served our shareholders well and remains in our shareholders' best interest.

Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.

Shareholder Proposal – Global Transparency Report (Proxy Item No. 6)

John C. Harrington, Harrington Investments, Inc., 1001 2nd Street, Suite 325, Napa, California 94559, who owns shares of PepsiCo Common Stock worth at least $2,000 for at least three years, has submitted the following proposal:

<p align="center">**GLOBAL TRANSPARENCY REPORT**</p>

RESOLVED: Shareholders request the Company annually issue a transparency report on global public policy and political influence, disclosing company expenditures and activities outside of the US. Such report should disclose company funding and in-kind support directed to candidates or electioneering, lobbying, scientific advocacy, and charitable donations for the preceding year including:

- recipients and amounts
- date and timeframe of the activity taking place
- the Company's membership in or payments to NGOs including trade and business associations, scientific or academic organizations and charities.
- the rationale for these activities.

The Board and management may, in its discretion, establish a de minimis threshold, such as contributions to a recipient totaling less than $250, below which itemized disclosures would not be required.

Supporting Statement:

Food corporations rely heavily on consumer trust, brand affinity and public goodwill. Today, public officials, journalists, NGOs, and even social media often spotlight corporate advocacy that drastically contradicts a company's image, brand or stated values.

The food industry is vulnerable to contradictory company support for scientific advocacy that thwarts policymaking and for sponsoring trade associations may undercut public health policies.[i] For instance, ConMexico, a PepsiCo supported trade association, lobbied the Mexican government to postpone food labeling regulations generating widespread criticism due to negative impacts on public health.[ii]

Pepsi scores low regarding disclosures of international corporate political activities, according to recently published transparency index.[iii] In 2021, Vanguard cautioned:

"Poor governance of corporate political activity, coupled with misalignment to a company's stated strategy or a lack of transparency about the activity, can manifest into financial, legal, and reputational risks that can affect long term value". [iv]

Foremost, our Company's contradictory behavior on plastics demonstrates the need for transparency. In 2018 our Company endorsed a Global Commitment to eliminate the plastic items we don't need, and to innovate so all plastic we do need is designed to be safely reused, recycled, or composted.

Yet according to 2022 reporting, our Company supported the Action Alliance for Recycling Beverage Cartons (AARC), which lobbied against India's single use plastic ban.[v] Such support of AARC is seemingly absent in Pepsi's trade association membership list.[vi]

Claims of Pepsi recently *increasing* virgin plastics produced hurts our brand credibility.[vii]

A truly global corporation, PepsiCo operates in over 200 countries and territories,[viii] with approximately 291,000 global employees.[ix] In 2020, 42% of PepsiCo operating profits came from outside the US.[x] While our Company discloses fragmentary information relating to US political activities, spending to influence and engage on public policy <u>outside</u> the US is even more poorly disclosed.



We recognize Pepsi's "business is affected by public policy at the local, state, national, regional and global levels," and that if a "strong Global Code of Conduct" is employed as propounded by our Company, then comprehensive disclosures requested in this resolution should not be a challenge.[xi]

i   https://www.corporateaccountability.org/wp-content/uploads/2020/09/Partnership-for-an-unhealthy-planet.pdf

ii   https://ojo-publico.com/1702/mexico-empresas-ponen-de-pretexto-la-pandemia-para-aplazar-etiquetado

iii https://www.corporateaccountability.org/wp-content/uploads/2022/04/FTT_FactIndex_Final.pdf

iv   https://about.vanguard.com/investment-stewardship/perspectives-and-commentary /INVSPOLS_032021.pdf

v   https://www.reuters.com/world/india/drinks-firms-spooked-india-refuses-exempt-some-plastic-straws-ban-2022-04-08/

vi   https://www.pepsico.com/our-impact/esg-topics-a-z/public-policy-engagement-political-activities-and-contribution-guidelines#disclosure

vii Global Commitment 2022 Progress Report, page 11. https://emf.thirdlight.com/link/f6oxost9xeso-nsjoqe/@/#id=2

viii https://www.pepsico.com/about/about-the-company

ix   https ://www.statista.com/ statistics/536974/pepsico-s-number-of-employees-worldwide/

x   https://www.pepsico.com/docs/album/annual-reports/pepsico-inc-2020-annual-report.pdf?sfvrsn=d25439e4_4

xi   https://www.pepsico.com/our-impact/esg-topics-a-z/public-policy-engagement-political-activities-and-contribution-guidelines#disclosure

 **Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.**

In recent years, public attention and scrutiny have increased around the role corporations play in public policy processes, including through the provision of political contributions. PepsiCo recognizes the need for corporations to ensure strong governance over their corporate political activities, alignment between such activities and stated corporate strategies, and transparency with respect to their advocacy and related actions. As such, PepsiCo has worked to ensure active oversight and abundant corporate transparency around this topic.

After careful consideration, including the evaluation of shareholder feedback on a nearly identical and unsuccessful proposal that only received support from 17.6% of the votes cast in 2022, the Board has determined that the report on PepsiCo's non-U.S. political activities and related contributions requested by the shareholder proposal is neither necessary nor in the best interests of PepsiCo or our shareholders.

We regularly engage with stakeholders globally, including government officials, to raise our concerns around or support regulatory proposals designed to ensure an equal playing field for our businesses and/or facilitate our Company's goals, such as in the area of sustainability. Over the years, we have worked closely with external stakeholders to design a leading system of transparency on political engagement in the U.S., which also takes into account our international operations, as reflected through our comprehensive publicly available reporting and disclosures on our website. Our practices and policies, as detailed below, reflect our efforts to provide clear, consistent, transparent and meaningful guidelines around PepsiCo's role in engaging in public policy processes.

We have not made, and do not plan to make, political contributions to candidates outside of the U.S. Although no international political contributions are currently planned, we have publicly stated on our website that we would disclose any international contributions paid, along with all our U.S. contributions, to provide transparency. Additionally, PepsiCo does not directly sponsor communications supporting or opposing candidates or political parties.

Our Board of Directors oversees the Company's public policy processes and activities with the assistance of its Sustainability, Diversity and Public Policy Committee, which is comprised entirely of, and chaired by, independent directors. This includes the Committee's periodic review of our policies and practices regarding political contributions, as well as an annual review of our political contributions and expenditures. For additional information, see the dedicated page on our website at *www.pepsico.com/esg-topics-a-z/public-policy-engagement-political-activities-and-contributions-guidelines.*

 

We comply with all national transparency rules around reporting contributions to trade associations in the U.S. and internationally, and we publish a global list of trade association memberships organized by contribution amounts. Through our memberships in trade associations, PepsiCo aims to make constructive contributions that lead to policies that help our business, our consumers and society thrive in a sustainable fashion.

PepsiCo advocates on our own behalf and belongs to trade associations that advocate on our behalf. PepsiCo works with these groups because they represent the food and beverage industry and the business community on issues that are critical to PepsiCo's business and its stakeholders. Importantly, such organizations help develop consensus among varied interests.

We follow all national transparency rules regarding the disclosure of our contributions to trade associations. As a general rule, the trade associations with which we engage internationally do not provide contributions to political candidates, and we expect our associations to inform the Company if they were to begin engaging in this way. A list of our contributions to global trade associations of which PepsiCo is a member is available at: *www.pepsico.com/our-impact/esg-topics-a-z/public-policy-engagement-political-activities-and-contribution-guidelines.*

The proposal notes our support of the trade association, Mexican Council of Consumer Goods Products (ConMexico), our membership in which we publicly disclose on our website, and ConMexico's lobbying of the Mexican government to postpone local food labeling regulations issued in March 2020. PepsiCo, along with ConMexico, participated in the deliberation process for the proposed 2020 labeling regulations, and lobbied for an extension of the six-month compliance period due to logistical complexities and supply chain closures derived from the COVID-19 pandemic. PepsiCo is committed to helping consumers make informed choices through fact-based, simple, and easy-to-understand information about the key nutrients in our products. As such, PepsiCo has a global labeling policy that applies to all countries in which we operate and is available on our website at *www.pepsico.com/our-impact/esg-topics-a-z/product-labeling-and-claims.*

PepsiCo is committed to transparent reporting with respect to our pep+ (PepsiCo Positive) ambitions, including our global agriculture, environmental (including packaging), people, and product and nutrition goals and progress, and we publish a suite of reporting elements that are publicly available on our website.

The proposal claims that PepsiCo's behavior on plastics demonstrates the need for transparency, specifically, that our support of the Action Alliance for Recycling Beverage Cartons (AARC), which lobbied against India's single use plastic ban, is not included in our trade association membership list on our website. PepsiCo is not a member of the AARC. With respect to India's single use plastic ban on straws, we have been involved in AARC's strategic advocacy for beverage cartons, not lobbying against the single use plastic ban, but rather lobbying for additional time to make the transition to alternatives in a phased manner, due to the constraints of supply chain challenges in India for alternatives, such as paper straws.

The proposal also claims that PepsiCo's recent increase in virgin plastics produced hurts our brand credibility. As referenced in the proposal, in 2018 PepsiCo endorsed the New Plastics Economy Global Commitment and we have set a goal to cut virgin plastic from non-renewable sources per serving across our global beverages and convenient foods portfolio by 50% by 2030. In 2021, we reduced the virgin plastic footprint of our convenient beverages and convenient foods portfolio by 5% per serving against a 2020 baseline. We publicly disclose our progress towards our New Plastics Economy Global Commitment goals and other progress towards our sustainable packaging ambition on a dedicated page on our website, available at *www.pepsico.com/our-impact/esg-topics-a-z/packaging.*

In addition to our comprehensive reporting of our packaging goals and progress, PepsiCo is committed to reporting holistically and transparently to our stakeholders as we work towards achieving our sustainability goals and advancing our pep+ ambition, including our agriculture, environmental, people, and product and nutrition goals progress, among others. We describe PepsiCo's approach to reporting and already publish a suite of reporting elements on our website, which may be found at *www.pepsico.com/our-impact/esg-topics-a-z/about-our-reporting.*

Our scientific engagement is focused on sharing our expertise on key issues. PepsiCo adheres to robust principles on transparency in sponsoring any scientific research, including making available links to PepsiCo-funded research on our website and disclosing any role of PepsiCo in research when promoting findings of sponsored research.

As companies continue to be called upon to develop creative, innovative solutions and products to better serve society's needs, PepsiCo is committed to engaging with stakeholders on public health and sustainability topics.

For example, PepsiCo is a member of organizations such as the European Food Information Council, a non-profit organization focused on making the science behind food and health more accessible and easier to understand among the public. Our scientific engagement is focused on sharing our expertise on key issues such as food safety, food allergies, health benefits assessment of food products, microplastics, packaging materials, sensory science and consumer behavior.

With respect to scientific research, PepsiCo believes that adherence to ethical principles is essential and has adopted the PepsiCo Position on Conduct of Scientific Research ("Scientific Research Position"), which is disclosed on a dedicated page on responsible research on our website, available at *www.pepsico.com/our-impact/esg-topics-a-z/responsible-research*.

The Scientific Research Position outlines our guiding principles on transparency, conflicts of interest and minimizing bias and best practices with respect to PepsiCo-sponsored research and research conducted by PepsiCo associates with external research partners. Among other things, we require sponsored researchers to follow accepted principles of scientific rigor in order to adequately test the stated hypotheses and assure accuracy of data produced and requires that any role of PepsiCo at all times be made public through disclosure of source of funding.

In addition, the Scientific Research Position states that we will (1) make available on our website citations for, and hyperlinks to, PepsiCo-funded research at the time of publication in a peer-reviewed journal, and (2) be fully transparent about our role in the design, implementation and analysis of the research, as well as in research funding, when promoting the findings of sponsored research. Published content from PepsiCo-sponsored research from 2010 to present can be found on the PepsiCo Health & Nutrition Sciences website at *www.pepsicohealthandnutritionsciences.com/publications*.

We do not make charitable contributions for purposes of political influence, and all charitable contributions made by the PepsiCo Foundation are publicly disclosed in its tax returns.

Most of our international cash charitable contributions in 2022 were made through the PepsiCo Foundation, the Company's philanthropic arm. The PepsiCo Foundation primarily works with U.S. non-profit organizations such as Charities Aid Foundation America to contribute to various international partners for disaster relief and work in the areas of access to food security, safe water and economic opportunity. As a 501(c)(3) private foundation, the PepsiCo Foundation is prohibited from engaging in most lobbying and political activities, including directly or indirectly participating or intervening in political campaigns on behalf of or in opposition to any political candidate, and does not make charitable contributions for purposes of political influence.

All of the PepsiCo Foundation's contributions are publicly disclosed on its U.S. tax returns in compliance with federal disclosure requirements. In addition, information regarding PepsiCo Foundation's contributions for the most recent fiscal year, including those made to foreign organizations, can be found on our website at *www.pepsico.com/our-impact/esg-topics-a-z/philanthropy*.

More information regarding the PepsiCo Foundation's work and disbursements, including its extensive work to bring food and other vital resources to the communities most affected by COVID-19, can be found on our website at *www.pepsico.com/our-impact/philanthropy/pepsico-foundation*.

We are committed to continued transparency and addressing input from external stakeholders related to our advocacy on global public policy and other related activities. Given our robust public reporting and our current policies and practices, which both meet high standards and are reviewed on a regular basis, we believe the report requested by this proposal would be redundant and an unnecessary use of time and resources.

Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.

Shareholder Proposal – Report on Impacts of Reproductive Healthcare Legislation (Proxy Item No. 7)

As You Sow, on behalf of Longview Largecap 500 Index, 2020 Milvia St, Suite 500, Berkeley, CA 94704, who owns shares of PepsiCo Common Stock worth at least $2,000 for at least three years, has submitted the following proposal:

WHEREAS: Access to reproductive rights is being challenged at the state and federal levels across the U.S. Currently, a patchwork of laws regulates access to abortion and broader reproductive rights. State legislatures have passed more than 600 restrictive laws since 2011. Twelve states now ban abortion. Other states have enacted legislation that protects these rights.

 

This patchwork of laws adds complexity for PepsiCo, which employed about 26,000 women throughout the U.S. at year-end 2021. Many PepsiCo employees will now face additional challenges accessing reproductive healthcare for themselves or their family members.

Employers, as well as employees, bear the cost of restricted access to reproductive health care. Women who cannot access abortion are three times more likely to leave the workforce than women who were able to access abortion when needed, and four times as likely to slip into poverty. (https://bit.ly/37grmMw). The Institute for Women's Policy Research estimates that state-level abortion restrictions may annually keep more than 500,000 women aged 15 to 44 out of the workforce.

According to a 2022 survey, strong majorities of women under 40, regardless of political affiliation, would prefer to work for a company that supports abortion access. (Forbes, 8.2.22). In a 2021 survey of U.S. consumers, 64 percent said employers should ensure that employees have access to reproductive health care and 42 percent would be more likely to buy from a brand that publicly supports reproductive health care. (https://bit.ly/3nmzd2U). Surveys have consistently shown that most Americans want to keep the *Roe v. Wade* framework intact.

PepsiCo's mission statement includes a commitment to "creating meaningful opportunities to work, gain new skills and build successful careers, and maintaining a diverse and inclusive workplace." PepsiCo may find it more difficult to recruit employees in states outlawing abortion. (https://bit.ly/3Ctj3ZI). This may harm PepsiCo's ability to meet diversity and inclusion goals, with negative consequences to company performance, brand, and reputation.

RESOLVED: Shareholders request that the PepsiCo Board of Directors issue a public report prior to December 31, 2023, omitting confidential and privileged information and at a reasonable expense, describing any known and potential risks and costs to the company caused by enacted or proposed state policies severely restricting reproductive rights, and detailing any strategies beyond litigation and legal compliance that the company may deploy to minimize or mitigate these risks.

SUPPORTING STATEMENT: In its discretion, the board's analysis would usefully include:

– a discussion of any effects of these proposed or existing state policies on employee hiring, retention, and productivity;

– company decisions regarding closure or expansion of operations in states proposing or enacting restrictive laws and strategies;

– any public policy advocacy by the company or related political contributions policies which take into consideration these policies,

– and any planned or existing human resources strategies or employee educational strategies in response to these proposed or existing state policies.

 **Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.**

After careful consideration, the Board has determined that issuing a report on known and potential risks and costs to PepsiCo caused by enacted or proposed state policies relating to reproductive rights is not in the best interests of PepsiCo or our shareholders, as it would be an unnecessary use of resources and would not produce information that would be informative or useful for PepsiCo, our employees or our shareholders.

The future success of PepsiCo depends on our ability to hire and retain the most talented people. To meet this goal, PepsiCo is committed to creating meaningful opportunities for all employees, including women, to work, gain new skills and build successful careers along with maintaining a diverse and inclusive workplace.

We provide comprehensive health and welfare benefits, including access to reproductive healthcare, and regularly review our benefits programs to confirm they comply with applicable laws, remain competitive and support our employees' physical, emotional and financial well-being.

As part of our efforts to attract, retain and advance our employees, we offer comprehensive and competitive health and wellness benefits. Healthy Living, PepsiCo's employee well-being program, is designed to help employees and their families improve their physical, financial and emotional health so that they may actively participate and engage in their communities.

With employees and operations in a large number of communities throughout the United States, our employees' care and well-being are paramount. We remain committed to ensuring that our employees and their families have access to quality medical care and resources to support their physical and mental well-being, including reproductive health.

In the United States, our national health and wellness benefit plans offer a robust and highly competitive set of flexible benefits to our eligible employees. PepsiCo's self-funded medical plans offer comprehensive reproductive health benefits including individualized support for women and families before, during and after pregnancy, including but not limited to: contraception, family planning services, fertility and surrogacy and special newborn child benefits. We also provide access to Health ACE, a confidential health advocate to help employees navigate their health benefits, including questions regarding plan coverage, resolving issues with claims and connecting employees to resources and programs that help meet their medical needs. We regularly and objectively review our benefit plans and programs to confirm they comply with applicable laws, remain competitive in the evolving marketplaces in which we operate and to ensure we are supporting employees' and their families' physical, emotional and financial well-being.

Further, at PepsiCo, we strive to improve the attraction, retention, and advancement of women as a key strand of our Diversity, Equity and Inclusion strategy. This enables us to build a high-caliber pipeline of talent as well as create economic opportunity for women in the communities in which we operate. In the U.S., our benefits programs help drive this agenda forward by fostering inclusion through flexible benefits and policies, including offering on-site childcare facilities in certain locations and market competitive parental leave policies that extend beyond federal guidelines.

We have not heard from our employees or potential new hires that existing or proposed state policies restricting reproductive rights have been an issue or concern for them in terms of accepting, maintaining or advancing their employment with PepsiCo.

We also provide various channels for employees to speak up and engage on topics that impact their employee experience which we believe helps support our goals of maintaining a diverse, equitable and inclusive workplace. Employee input is ingrained in our core cultural values, known as The PepsiCo Way, and we continuously listen to our employees to ensure we are providing the best experience possible. We have not heard from our employees or potential new hires that existing or proposed state policies restricting reproductive rights have been an issue or concern for them in terms of accepting, maintaining or advancing their employment with PepsiCo.

We believe the reporting called for in this proposal is neither practicable nor a good use of Company resources, given its broad scope and the ambiguity of the data to be evaluated.

The scope of the requested report for "any known and any potential risks and costs" caused by "enacted or proposed state policies" is so broad that it would involve a complex review of the current and ever evolving proposed laws and regulations in the numerous states in which we operate and/or have employees. Furthermore, it is not clear what data could be evaluated to measure the risks or costs to the Company of such policies. PepsiCo offers comprehensive reproductive health benefits and regularly evaluates the design of its health and wellness programs to address our employees' needs. If, at any point, we determine there is an area of need among employees, we analyze and recalibrate our benefits and policies as appropriate.

Given our commitment to hiring and retaining the most talented people and our comprehensive healthcare benefits and polices, we do not believe that the requested report would provide any benefits and the cost of creating and publishing the requested report would not be a worthwhile use of Company resources.

Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.

 

Shareholder Proposal – Congruency Report on Net–Zero Emissions Policies (Proxy Item No. 8)

National Center for Public Policy Research, 2005 Massachusetts Ave. NW, Washington, DC 20036, who owns shares of PepsiCo Common Stock worth at least $2,000 for at least three years, has submitted the following proposal:

Congruency Report on Net-Zero Emissions Policy

Resolved: PepsiCo publish an annual report, at reasonable expense, analyzing the congruency of the Company's in-house personnel, travel and related policies and corporate expenditures during the preceding year against publicly stated Company values and policies about the need to achieve net-zero carbon emissions as a company and worldwide.

Supporting Statement: Companies are engaging in environmental activism by publicly pledging to reduce carbon emissions and by aligning company policy with international climate change goals. More than 300 companies and organizations have signed onto The Climate Pledge, a 2019 initiative co-founded by Amazon that aims to achieve net-zero carbon emissions across businesses by 2040.[1] Nearly 100 companies and organizations have also pledged to reduce their carbon emissions by 50 percent by 2030 through the Department of Energy's Better Climate Challenge.[2]

There can be little doubt that such decarbonization plans, made according to political and activist timelines rather than considerations of technological feasibility, financial rationality, or national and free-country security, will cause significant hardships to the broader citizenry. Already we see disaster in Sri Lanka, and energy and geopolitical insecurity and skyrocketing energy prices in Europe as a result of similar decarbonization goals on activist rather than fully considered schedules.[3]

Despite American companies engaging in public commitments to risky and costly political-schedule decarbonization, recent reports indicate that the very directors and executives who lead these engagements are not aligning their executive or personal practices with their public commitments. According to data from ISS Corporate Solutions, spending by U.S. companies on private jets for personal use by chief executives and chairs hit the highest level for a decade in 2021.[4] The ISS study revealed that spending increased by 35 percent to nearly $34 million among S&P 500 companies in 2021, the highest since 2012.[5] It estimates that on average, companies spent about $170,000 on private jets in 2021.[6]

At half a million dollars in 2021, PepsiCo's spending on private air travel far exceeded the average amount.[7] In fact, according to ISS, PepsiCo's spending landed it within the top 15 of U.S. companies.[8]

This significant cost undermines the Company's public statements on addressing the issue of climate change that it deems so critical.[9] The "rules for thee, but not for me" mentality has become pervasive throughout corporate c-suites. It has become vital that companies address and remove the inconsistencies between corporate positioning and executive behavior, and report to shareholders and to the public the workplace footprints of executives and directors at PepsiCo.

Reputational and financial risk to companies abound when consumers cannot trust the commitments made by Company leaders, especially those who fail to follow their own policies. A congruency report that examines the extent to which PepsiCo's rules for executives, and the results achieved by those rules, align with its outward facing promises is essential to ferreting out corporate hypocrisy that could negatively impact the Company.

---

1   https://sustainability.aboutamazon.com/about/goals-and-progress; https://www.theclimatepledge.com/us/en/the-pledge/about; https://abcnews.go.com/Business/200-companies-pledge-net-emissions-2040-pressure-private/story?id=80124841

2   https://www.energy.gov/articles/doe-announces-pledges-90-organizations-slash-emissions-50-within-decade

3   https://www.wsj.com/articles/sri-lanka-protests-economic-crisis-11657446163; https://www.zerohedge.com/geopolitical/sir-lanka-protesters-storm-presidents-house-amid-economic-meltdown; https://www.reuters.com/markets/commodities/fertiliser-ban-decimates-sri-lankan-crops-government-popularity-ebbs-2022-03-03/; https://www.bloomberg.com/news/articles/2022-07-27/europe-gas-extends-scorching-rally-as-russia-supply-set-to-slump;

    https://www.bloomberg.com/news/articles/2022-07-27/europe-gas-extends-scorching-rally-as-russia-supply-set-to-slump;

4   https://www.ft.com/content/acc17817-e14c-443c-91f4-b1e611de2dbf; https://www.nasdaq.com/articles/executive-private-jet-use-soars-to-10-year-high

5   https://www.ft.com/content/acc17817-e14c-443c-91f4-b1e611de2dbf; https://www.businessinsider.com/us-company-spending-on-private-jets-hit-10-year-high-2022-6; https://news.yahoo.com/american-companies-spending-private-jets-160310310.html?guccounter=1&guce_referrer=aHR0cHM6Ly9kdWNrZHVja2dvLmNvbS8&guce_referrer_sig=AQAAADsMmGv_tk1E91iltRMaHDIuVzdMU8stNxFg196xgng qr-WSNes3Bh6AwgvKqhZClbbSRss_LVBGhJZSnYffUqV-sms2ci_BUw_YkQwEcuFNrBnXzWvluiBQNqjGuQ_V8X1wjXOkLSupho_pdDtX8vj7YP-w-9ODm2xCZL99fq2H

6   https://www.ft.com/content/acc17817-e14c-443c-91f4-b1e611de2dbf

7   https://archive.ph/INkg4#selection-4303.1-4303.108

8   https://archive.ph/INkg4#selection-4303.1-4303.108

9   https://about.fb.com/news/2021/11/our-commitment-to-combating-climate-change/#:~:text=We%27re%20expanding%20our%20Climate.to%20
     the%20Climate%20Science%20Center

 **Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.**

PepsiCo takes seriously the issue of climate change and our role in helping to maintain a healthy environment. We understand both the importance of operating in an environmentally responsible manner, and its positive impact on the Company's operations, employees and the communities we serve. The Board does not believe that adopting this proposal is an effective use of time and resources. The Board believes that the interests of shareholders are better served through the sustainability reporting the Company has undertaken and the Company's current environmental initiatives and approach. As a result, after careful consideration, our Board has determined that adopting the proposal is unnecessary and is not in the best interests of our Company or our shareholders.

PepsiCo has an ambitious goal to reduce greenhouse gas emissions across our value chain and we report progress with extensive information and the use of leading reporting protocols. Given our publicly available reporting on our sustainability initiatives and goals to reduce our greenhouse gas emissions, we believe the reporting called for in this proposal is neither necessary nor a good use of Company resources.

We strive to operate our business in an efficient manner and to reduce our greenhouse gas (GHG) emissions across our value chain. We already provide transparent and stakeholder-centric reporting as we work towards achieving these ambitions, including reporting under the Carbon Disclosure Project and the Task Force on Climate-Related Financial Disclosures. The Board believes that the additional reporting called for in this proposal is neither necessary nor a good use of Company resources.

Reducing greenhouse gas emissions is a critical part of our PepsiCo Positive (pep+) framework, a strategic end-to-end transformation with sustainability and human capital at the center of how we will create growth and value. Implementing solutions to address climate change is important to the future of our company, customers, consumers and our shared world. At PepsiCo, we're striving to achieve net-zero emissions by 2040. As an interim step, we're working to reduce absolute GHG emissions by more than 40% across our entire value chain by 2030. Our emissions target aligns to the Business Ambition for 1.5°C pledge and has been approved by the Science Based Targets initiative. For extensive disclosure on PepsiCo's sustainability initiatives relating to climate change, see our website at *www.pepsico.com/our-impact/esg-topics-a-z/climate-change*.

We routinely utilize updated data and information to make informed decisions about our sustainability strategy, including changes in scientific information, technology developments and stakeholder input. We have robust risk management and capital expenditure oversight processes in place, which include assessing the business benefits and long-term costs and savings associated with mitigating climate-related risks based on currently available information and projections. For example, sustainability-related capital expenditures are reviewed not only for the impact that it will have on our environmental performance, including energy use and GHG emissions, but also against business financial metrics and value to advancing our business strategy. Informed by science, we target areas where our investments can have the greatest impact, while creating scalable models and partnerships to accelerate progress across the full value chain, including:

- Planning to transition to 100% renewable electricity through a diversified portfolio of options across all our company-owned and controlled operations globally by 2030 and across our entire franchise operations by 2040.

- Investing in zero- and near-zero emission delivery vehicles for our company-owned fleets, including our recent delivery of Tesla semitrailer trucks, and partnering with others to support decarbonization of the broader transport industry.

- Working to scale regenerative agriculture practices that reduce emissions and sequester CO2 across the equivalent of our 7-million-acre global agricultural footprint, through efforts like our demonstration farm program.

For further information on pep+, see our website at *www.pepsico.com/pepsicopositive*.

 

PepsiCo's efforts to achieve net zero emissions already include initiatives across the entire business, including the use of corporate aircraft.

We believe that our Company aircraft allow our executives to be more effective as they open up new markets, expand share in existing markets, and meet with our customers and associates in person worldwide. Given that we have numerous facilities in many remote areas around the world, the use of Company aircraft enables our executives to reach these locations efficiently and increase the time available for business purposes. In addition, based on an independent security study, the Board generally requires the CEO to use Company aircraft to enhance personal safety.

While emissions from Corporate aircraft produce less than 1% of total Company emissions, we are already taking steps to reduce this impact. In 2021, we launched an internal carbon price through our Business Travel Inset Program (B-TIP), which is helping us balance out the carbon 'cost' of our business air travel. With B-TIP, we have added a carbon fee to the cost of each flight undertaken by employees for business travel. Collected fees, borne by the traveling employee's sector, business unit or function, are then reinvested into regenerative agriculture projects that reduce carbon emissions. We recently reduced our total number of aircraft and we also are aiming to transition to a lower-emissions fleet, which we expect to execute in stages over the next several years. Given our efforts and the fact that these emissions are such a small subset of total emissions, the Board believes that the reporting called for in this proposal is neither necessary nor a good use of Company resources.

Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.

Ownership of PepsiCo Common Stock

Stock Ownership of Officers and Directors

The following table shows, as of March 1, 2023, the number of shares of our Common Stock beneficially owned and the number of phantom units of our Common Stock held in the Company's income deferral programs by each director (including each nominee), by each of the NEOs identified in the 2022 Summary Compensation Table on page 69 of this Proxy Statement, and by all current directors and executive officers as a group. Each phantom unit represents the economic equivalent of one share of our Common Stock. Except as otherwise noted, the directors and executive officers exercise sole voting and investment power over their shares shown in the table. None of the shares are subject to pledge.

As of March 1, 2023, our current directors and executive officers as a group beneficially owned less than 1% of our outstanding Common Stock.

Name of Individual or Group	Number of Shares of PepsiCo Common Stock Beneficially Owned[1]	Number of Phantom Units of PepsiCo Common Stock Held in PepsiCo's Deferral Programs[2]	Total
Segun Agbaje	700	6,204	6,904
Shona L. Brown	1,000	39,278	40,278
Cesar Conde	1,000	12,231	13,231
Ian Cook	3,569	36,870	40,439
Edith W. Cooper	1,075	2,623	3,698
Dina Dublon	2,455	38,228	40,683
Michelle Gass	1,000	6,470	7,470
Hugh F. Johnston	65,360	20,080	85,440
Ramon L. Laguarta	188,218	—	188,218
Dave J. Lewis	1,265	3,871	5,136
David C. Page	1,000	14,998	15,998
Robert C. Pohlad[3]	1,144,659	14,297	1,158,956
Silviu Popovici	59,023	—	59,023
Kirk Tanner	62,844	—	62,844
Daniel Vasella	14,011	63,711	77,722
Darren Walker	1,000	11,054	12,054
Alberto Weisser	1,000	25,060	26,060
Steven Williams	46,312	—	46,312
All directors and executive officers as a group (24 persons)	1,797,464	297,432	2,094,896

[1]   The shares shown include the following shares that directors and executive officers have the right to acquire within 60 days after March 1, 2023: (1) through the exercise of vested stock options: all directors and executive officers as a group, 22,148 shares; and (2) pursuant to other equity awards: Mr. Johnston, 35,473 shares; Mr. Laguarta, 63,389 shares; Mr. Popovici, 28,512 shares; Mr. Tanner, 23,860 shares; Mr. Williams, 21,888 and all directors and executive officers as a group, 252,779 shares. In addition, the amounts reported include Common Stock equivalent amounts attributed to the following executive officers based on their respective holdings in the PepsiCo Savings Plan: Mr. Johnston, 299 shares; Mr. Tanner, 580 shares; Mr. Williams, 390; and all executive officers as a group, 1,608 shares.

[2]   Reflects phantom units of our Common Stock held in the PepsiCo Executive Income Deferral Program and the PepsiCo Director Deferral Program.

[3]   The shares shown for Robert C. Pohlad include 900,000 shares held in a limited liability company over which Mr. Pohlad has shared voting and investment power and 27 shares held indirectly by his spouse.

Stock Ownership of Certain Beneficial Owners

The following table sets forth information regarding persons or groups known to the Company to be beneficial owners of more than 5% of our outstanding Common Stock.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent of Class Outstanding[1]
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	130,504,608 [2]	9.5%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	110,125,154 [3]	8.0%

[1] Based on the number of shares of Common Stock outstanding and entitled to vote at the 2023 Annual Meeting as of our record date, March 1, 2023.

[2] Based solely on the Schedule 13G/A filed by the Vanguard Group with the SEC on February 9, 2023 regarding its holdings as of December 30, 2022. The Vanguard Group also reported that, as of December 30, 2022, it had sole voting power for 0 shares of our Common Stock, sole dispositive power for 124,543,289 shares of our Common Stock, shared voting power for 2,037,472 shares of our Common Stock and shared dispositive power for 5,961,319 shares of our Common Stock.

[3] Based solely on the Schedule 13G/A filed by BlackRock, Inc. with the SEC on February 3, 2023 regarding its holdings as of December 31, 2022. BlackRock, Inc. also reported that, as of December 31, 2022, it had sole voting power for 98,341,280 shares of our Common Stock, sole dispositive power for 110,125,154 shares of our Common Stock and shared voting power for and shared dispositive power for 0 shares of our Common Stock.

Information About the Annual Meeting

Voting Procedures

Who may vote at the Annual Meeting?

Only shareholders of record of our Common Stock as of the close of business on our record date, March 1, 2023, are entitled to receive notice of and to vote at the Annual Meeting and at any postponement or adjournment of the meeting. As of the record date, there were 1,377,314,655 shares of our Common Stock outstanding and entitled to vote at the Annual Meeting and each share of our Common Stock is entitled to one vote.

How do I vote?

Whether you are a shareholder of record (that is, if your shares are registered in your own name with our transfer agent) or a beneficial owner of shares held in street name (that is, if you hold your shares through a broker, bank or other holder of record), you can vote any one of four ways:

- **Via the Internet Prior to the Annual Meeting.** You may vote by visiting *www.proxyvote.com* and entering the 16-digit control number found in the Notice of Internet Availability of Proxy Materials (the "**Notice of Internet Availability**"), proxy card or voting instruction form.
- **By Telephone.** You may vote by calling the toll-free number found in the proxy card or voting instruction form or provided on the website listed on the Notice of Internet Availability.
- **By Mail.** If you received or requested printed copies of the proxy materials by mail, you may vote by proxy by filling out the proxy card (if you are a shareholder of record) or voting instruction form (if you are a beneficial owner) and sending it back in the envelope provided.
- **Via the Internet During the Annual Meeting.** Even if you plan to attend the Annual Meeting, you are encouraged to vote beforehand by Internet, telephone or mail. You may also vote during the Annual Meeting (up until the closing of the polls) by visiting *www.virtualshareholdermeeting.com/PEP2023*, entering the 16-digit control number found in the Notice of Internet Availability, proxy card or voting instruction form and following the instructions available on the website.

What happens if I do not give specific voting instructions when I deliver my proxy?

- **Shareholder of Record.** The persons named as proxies will vote your shares in accordance with your instructions. Except as noted below with respect to shares held in the PepsiCo Savings Plan, if your properly executed proxy does not contain voting instructions, the persons named as proxies will vote your shares in accordance with the voting recommendations of the Board.
- **Beneficial Owner of Shares Held in Street Name.** If you are the beneficial owner of shares held in street name, you have the right to direct your bank or broker how to vote your shares, and it is required to vote your shares in accordance with your instructions. If you do not give instructions to your bank or brokerage firm, under stock exchange rules, it will nevertheless be entitled to vote your shares with respect to "routine" matters, but it will not be permitted to vote your shares with respect to "non-routine" matters. In the case of a non-routine matter, your shares will be considered "broker non-votes" on that proposal.

Proxy Item No. 2 (ratification of the appointment of the independent registered public accounting firm) is a matter the Company believes will be considered "routine."

Proxy Item No. 1 (election of directors), Proxy Item No. 3 (advisory approval of executive compensation), Proxy Item No. 4 (advisory vote on the frequency of future shareholder advisory approval of executive compensation) and Proxy Item Nos. 5-8 (shareholder proposals) are matters the Company believes will be considered "non-routine."

If you are a beneficial owner and do not give voting instructions to your bank or brokerage firm on certain matters, the Company believes your bank or broker may vote your shares with respect to Proxy Item No. 2, but not Proxy Item Nos. 1 or 3-8.

Can employees who participate in PepsiCo's Savings Plan vote?

Yes. If you are an employee who participates in the PepsiCo Savings Plan (a portion of which constitutes an Employee Stock Ownership Plan), you can vote the shares (if any) that are deemed to be in your account in the PepsiCo Savings Plan as of the close of business on March 1, 2023.

To do so, you must sign and return the proxy card or vote by the Internet or telephone, as instructed in the proxy materials you received in connection with these shares in the PepsiCo Savings Plan. Voting instructions must be received no later than 11:59 p.m. Eastern Daylight Time on April 30, 2023, so that the trustee (who votes the shares on behalf of the participants of the PepsiCo Savings Plan) has adequate time to tabulate the voting instructions. The trustee will vote those shares you instruct. If you do not provide voting instructions, the trustee will vote your PepsiCo Savings Plan shares in the same proportion as the PepsiCo Savings Plan shares of other participants for which the trustee has received proper voting instructions.

What constitutes a quorum in order to hold and transact business at the Annual Meeting?

The presence in person or by proxy of the holders of record of a majority of the votes entitled to be cast on a matter constitutes a quorum for action on that matter. Votes "for" and "against," "abstentions" and "broker non-votes" will all be counted as present to determine whether a quorum has been established. Once a share of the Company's Common Stock is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and any adjournments of the meeting unless a new record date is or must be set for the adjourned meeting. If a quorum is not present at the opening of the meeting, the meeting may be adjourned from time to time by the vote of a majority of the votes cast on the motion to adjourn.

What is the voting requirement to approve each of the proposals?

Assuming the existence of a quorum at the Annual Meeting:

- Each director nominated pursuant to Proxy Item No. 1 must receive a vote "for" their election from a majority of the votes cast;

- For Proposal No. 4 regarding the advisory vote on the frequency of future advisory approvals of executive compensation, the frequency option (i.e., every one year, two years or three years) that receives the most votes cast will be considered to be the frequency that has been selected by shareholders; and

- For all other matters, the affirmative vote of a majority of the votes cast is required to approve each proposal.

Abstentions and broker non-votes are not treated as cast either for or against a matter, and therefore will not affect the outcome of the vote.

Can I revoke my proxy or change my vote after I have voted?

You may revoke your proxy and change your vote at any time before the final vote at the Annual Meeting by voting again via the Internet prior to or during the Annual Meeting or by telephone, by completing, signing, dating and returning a new proxy card or voting instruction form with a later date. Only your latest dated proxy we receive at or prior to the Annual Meeting will be counted. However, your virtual attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again.

Who will count the votes?

We have retained representatives of Broadridge Investor Communication Solutions, Inc. as the inspectors of election to tabulate the votes and certify the vote results.

Where can I find the voting results of the Annual Meeting?

We expect to announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Form 8-K filed with the SEC within the time period prescribed by SEC rules.

How are proxies solicited and what is the cost?

We are providing these proxy materials in connection with the solicitation by our Board of Directors of proxies to be voted at our Annual Meeting. We bear all expenses incurred in connection with the solicitations of proxies. We have engaged Innisfree M&A Incorporated to solicit proxies for an estimated fee of $18,500, plus expenses.

In addition to the solicitation of proxies by mail and electronically, PepsiCo intends to ask brokers and bank nominees to solicit proxies from their principals and will pay the brokers and bank nominees their expenses for the solicitation. Our directors, officers and employees also may solicit proxies by mail, telephone, electronic or facsimile transmission or in person. They will not receive any additional compensation for these activities.

Attending the Annual Meeting

How can I attend the Annual Meeting?

Upon consideration of various factors, including the cost savings and efficiency gains related to annual meetings conducted solely by means of remote communications, the increased accessibility for shareholders and other stakeholders afforded by a virtual meeting as compared to a physical meeting, and the reduction of the annual meeting's carbon footprint that results from not having a physical meeting, we have planned for this year's Annual Meeting to be a virtual-only meeting. Shareholders will not be able to physically attend the Annual Meeting. To be admitted to the virtual 2023 Annual Meeting, you will need to log-in to *www.virtualshareholdermeeting.com/PEP2023* using the 16-digit control number found in the Notice of Internet Availability, proxy card or voting instruction form. If you are a beneficial owner of shares, you may contact the bank, broker or other institution where you hold your account if you have questions about obtaining your control number. Guests without a control number may also attend the meeting, but will not have the option to vote shares or ask questions.

The Annual Meeting will begin promptly at 9:00 a.m. Eastern Daylight Time on May 3, 2023. Online access to the webcast will open at approximately 8:45 a.m. Eastern Daylight Time to allow time for you to log-in and test your device's audio system. We encourage you to access the meeting in advance of the designated start time. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on *www.virtualshareholdermeeting.com/PEP2023*. A replay of the Annual Meeting webcast will be available on our website at *www.pepsico.com* in the Investors section after the Annual Meeting for at least 30 days.

Will I be able to ask questions and participate in the virtual Annual Meeting?

Shareholders of record and beneficial owners of shares will be able to participate in the Annual Meeting by asking questions and voting their shares as outlined above. This year's shareholders Q&A session will include questions submitted both during and in advance of the meeting. You may submit a question beginning approximately five days in advance of the meeting at *www.proxyvote.com* after logging in with the 16-digit control number found in the Notice of Internet Availability, proxy card or voting instruction form. Questions may be submitted online shortly prior to, and during, the Annual Meeting by logging in with the 16-digit control number at *www.virtualshareholdermeeting.com/PEP2023*. We will answer questions during the Annual Meeting that are pertinent to the Company as time permits. If we receive substantially similar written questions, we plan to group such questions together and provide a single response to avoid repetition and allow time for additional question topics. For appropriate questions that are not otherwise addressed during the 2023 Annual Meeting, we will publish our responses on our Investor Relations site after the meeting or communicate the relevant response directly to the submitting shareholder.

Additional information regarding the rules and procedures for participating in the virtual Annual Meeting will be provided in our rules of conduct for the Annual Meeting, which shareholders can view during the meeting at the meeting website.

2023 Proxy Materials

Why am I receiving these proxy materials?

Our Board of Directors has made these materials available to you on the Internet or has delivered printed versions of these materials to you by mail in connection with the Board of Directors' solicitation of proxies for use at our Annual Meeting of Shareholders. As a shareholder, you are invited to attend the Annual Meeting and are requested to vote on the items of business described in this Proxy Statement.

What is included in these materials?

These proxy materials include:

- this Proxy Statement for the Annual Meeting; and
- our 2022 Annual Report.

If you received printed versions of these materials by mail, these materials also include the proxy card or voting instruction form for the Annual Meeting.

Why did I receive a Notice of Internet Availability in the mail instead of printed proxy materials?

In accordance with SEC rules, instead of mailing a printed copy of our proxy materials to all of our shareholders, we have elected to furnish such materials to selected shareholders by providing access to these documents over the Internet. Accordingly, on or about March 21, 2023, we sent a Notice of Internet Availability to most of our shareholders.

These shareholders have the ability to access the proxy materials on a website referred to in the Notice of Internet Availability or request to receive a printed set of the proxy materials by calling the toll-free number or emailing the address found on the Notice of Internet Availability. We encourage you to take advantage of the availability of the proxy materials on the Internet in order to help save natural resources and reduce the cost to print and distribute the proxy materials.

How can I get electronic access to the proxy materials?

The Notice of Internet Availability provides you with instructions regarding how to:

- view our proxy materials for the Annual Meeting on the Internet;
- vote your shares after you have viewed our proxy materials;
- request a printed copy of the proxy materials; and
- instruct us to send our future proxy materials to you electronically by email.

> **PepsiCo will plant a tree for every shareholder that signs up for electronic delivery. Choosing to receive your future proxy materials by email will lower our costs of delivery and will help reduce the environmental impact of our Annual Meeting. Since 2016, we have planted nearly 88,200 trees based on the number of shareholders who have signed up for electronic delivery.**

Copies of the proxy materials are available for viewing at *www.pepsico.com/proxy23*.

You may have received proxy materials by email. Even if you received a printed copy of our proxy materials, you may choose to receive future proxy materials by email. If you do so, you will receive an email next year with instructions containing a link to view those proxy materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it or for so long as the email address provided by you is valid.

What is "householding"?

If you are a beneficial owner, your bank or broker may deliver a single Proxy Statement and Annual Report, along with individual proxy cards, or individual Notices of Internet Availability to any household at which two or more shareholders reside unless contrary instructions have been received from you. This procedure, referred to as householding, reduces the volume of duplicate materials shareholders receive and reduces mailing expenses. Shareholders may revoke their consent to future householding mailings or enroll in householding by contacting Broadridge at 1-866-540-7095, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. Alternatively, if you wish to receive a separate set of proxy materials for this year's Annual Meeting, we will deliver them promptly upon request to PepsiCo's Manager of Shareholder Relations at PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577 or (914) 253-3055 or *investor@pepsico.com*.

Where can I find the Annual Report?

The 2022 Annual Report to Shareholders, including financial statements, was delivered or made available with this Proxy Statement.

A copy of PepsiCo's Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (including the financial statements, schedules and a list of exhibits) will be sent without charge upon the request of any shareholder to PepsiCo's Manager of Shareholder Relations at PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577 or *investor@pepsico.com*. You also may obtain our Annual Report on Form 10-K over the Internet on the SEC's website at *www.sec.gov*, or on our website at *www.pepsico.com* under *"Investors" — "Financial Information"—"SEC Filings."*



Other Matters

The Board of Directors knows of no other matters to be brought before the Annual Meeting. If any other business should properly come before the Annual Meeting or any postponement or adjournment thereof, the persons named in the proxy will vote on such matters according to their best judgment.

2024 Shareholder Proposals and Director Nominations

Shareholder Proposals for Inclusion in the Proxy Statement for the 2024 Annual Meeting

PepsiCo welcomes comments or suggestions from its shareholders. If a shareholder wishes to have a proposal formally considered at the 2024 Annual Meeting of Shareholders and included in the Company's Proxy Statement for that meeting, we must receive the proposal in writing on or before the close of business on November 22, 2023 and the proposal must otherwise comply with Rule 14a-8 under the Exchange Act.

Director Nominations for Inclusion in the Proxy Statement for the 2024 Annual Meeting

The Board has implemented a proxy access provision in our By-Laws, which allows a shareholder or group of up to 20 shareholders owning in aggregate three percent or more of our outstanding Common Stock continuously for at least three years to nominate and include in our proxy materials director nominees constituting up to 20% of the number of directors in office or two nominees, whichever is greater, provided the shareholder(s) and nominee(s) satisfy the requirements in the By-Laws. If a shareholder or group of shareholders wishes to nominate one or more director candidates to be included in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders pursuant to these proxy access provisions in Section 2.9 of our By-Laws, we must receive proper written notice of any such nomination no earlier than the close of business on October 23, 2023 and no later than the close of business on November 22, 2023, and the nomination must otherwise comply with our By-Laws. If, however, the 2024 Annual Meeting is not within 30 days before or 60 days after the anniversary of this year's Annual Meeting, we must receive such notice no earlier than the close of business on the 150th day prior to such meeting and no later than the close of business on the later of the 120th day prior to such meeting or the 10th day following the public announcement of the meeting date.

Other Proposals or Director Nominations for Presentation at the 2024 Annual Meeting

Under our By-Laws, if a shareholder wishes to present other business or nominate a director candidate at the 2024 Annual Meeting of Shareholders, we must receive proper written notice of any such business or nomination no earlier than the close of business on January 4, 2024 and no later than the close of business on February 3, 2024. If, however, the 2024 Annual Meeting is not within 30 days before or 60 days after the anniversary of this year's Annual Meeting, we must receive such notice no earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the public announcement of the meeting date. Any such notice must include the information specified in the By-Laws. If a shareholder does not meet these deadlines, or does not satisfy the requirements of Rule 14a-4 of the Exchange Act, the persons named as proxies will be allowed to use their discretionary voting authority when and if the matter is raised at the Annual Meeting.

In addition to satisfying the advance notice provisions in our By-Laws relating to nominations of director candidates, including the earlier notice deadlines set out above, to comply with the SEC's universal proxy rule, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees in compliance with Rule 14a-19 under the Exchange Act must also provide notice that sets forth the information required by Rule 14a-19 no later than March 4, 2024. If the date of the 2024 Annual Meeting changes by more than 30 calendar days from the date of the 2023 Annual Meeting, such notice must instead be provided by the later of 60 calendar days prior to the date of the annual meeting or the 10th calendar day following public announcement by the Company of the date of the 2024 Annual Meeting.

All notices of proposals or nominations, as applicable, must be addressed to the Corporate Secretary of PepsiCo at 700 Anderson Hill Road, Purchase, New York 10577.

Appendix A – Reconciliation of GAAP and Non-GAAP Information
($ in millions, except per share amounts; unaudited)

Organic revenue growth,[1] core constant currency operating profit growth, core constant currency net income growth,[2] core constant currency EPS growth,[3] free cash flow, and free cash flow excluding certain items are non-GAAP financial measures. We use these non-GAAP financial measures internally to make operating and strategic decisions, including the preparation of our annual operating plan and evaluation of our overall business performance and as compensation performance measures. We believe presenting non-GAAP financial measures provides additional information to facilitate comparison of our historical operating results and trends in our underlying operating results, and provides additional transparency on how we evaluate our business. We also believe presenting these measures allows investors to view our performance using the same measures that we use in evaluating our financial and business performance and trends.

We consider quantitative and qualitative factors in assessing whether to adjust for the impact of items that may be significant or that could affect an understanding of our ongoing financial and business performance or trends. Examples of items for which we may make adjustments include: amounts related to mark-to-market gains or losses (non-cash); charges related to restructuring plans; charges associated with mergers, acquisitions, divestitures and other structural changes; gains associated with divestitures; asset impairment charges (non-cash); pension and retiree medical-related amounts (including all settlement and curtailment gains and losses); charges or adjustments related to the enactment of new laws, rules or regulations, such as tax law changes; amounts related to the resolution of tax positions; tax benefits related to reorganizations of our operations; debt redemptions, cash tender or exchange offers; and remeasurements of net monetary assets. Prior to the fourth quarter of 2021, certain immaterial pension and retiree medical-related settlement and curtailment gains and losses were not considered items affecting comparability. Pension and retiree medical-related service cost, interest cost, expected return on plan assets, and other net periodic pension costs continue to be reflected in our core results. See below for a description of adjustments to our GAAP financial measures included herein.

Non-GAAP information should be considered as supplemental in nature and is not meant to be considered in isolation or as a substitute for the related financial information prepared in accordance with GAAP. In addition, our non-GAAP financial measures may not be the same as or comparable to similar non-GAAP measures presented by other companies.

Glossary

We use the following definitions when referring to our non-GAAP financial measures:

Constant currency: Financial results assuming constant foreign currency exchange rates used for translation based on the rates in effect for the comparable prior-year period. In order to compute our constant currency results, we multiply or divide, as appropriate, our current-year U.S. dollar results by the current-year average foreign exchange rates and then multiply or divide, as appropriate, those amounts by the prior-year average foreign exchange rates.

Core: Core results are non-GAAP financial measures which exclude certain items from our historical results. For further information regarding these excluded items, refer to "Items Affecting Comparability" in "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2022 Form 10-K. For the periods presented, core results exclude the following items:

- *Mark-to-Market Net Impact:* Mark-to-market net gains and losses on commodity derivatives in corporate unallocated expenses. These gains and losses are subsequently reflected in division results when the divisions recognize the cost of the underlying commodity in operating profit.

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[1]   For compensation performance measurement purposes, 2020 growth excludes certain charges associated with the COVID-19 pandemic.

[2]   Refers to core constant currency net income attributable to PepsiCo growth.

[3]   For compensation performance measurement purposes, 2020 growth excludes the impact of COVID-19-related charges such as costs related to expanded benefits and frontline incentives, the provision of personal protective equipment and increased sanitation, allowances for expected credit losses, upfront payment reserves, and inventory write-downs. For further information regarding these 2020 COVID-19 charges, refer to pages 31-33 and 68 of PepsiCo's Annual Report on Form 10-K for the fiscal year ended December 25, 2021.

- *Restructuring and Impairment Charges:* Expenses related to the multi-year productivity plan publicly announced in 2019, which was expanded and extended through the end of 2028 to take advantage of additional opportunities within the initiatives of the plan.

- *Acquisition and divestiture-related charges:* Acquisition and divestiture-related charges primarily include fair value adjustments to the acquired inventory included in the acquisition-date balance sheets (recorded in cost of sales), merger and integration charges and costs associated with divestitures (recorded in selling, general and administrative expenses). Merger and integration charges include liabilities to support socioeconomic programs in South Africa, gains associated with contingent consideration, employee-related costs, contract termination costs, closing costs and other integration costs. Divestiture-related charges reflect transaction expenses, including consulting, advisory and other professional fees.

- *Gain associated with the Juice Transaction:* In the first quarter of 2022, we sold our Tropicana, Naked and other select juice brands to PAI Partners for approximately $3.5 billion in cash and a 39% noncontrolling interest in a newly formed joint venture operating across North America and Europe (Juice Transaction). We recognized a gain associated with the Juice Transaction in our PepsiCo Beverages North America (PBNA) and Europe divisions.

- *Impairment and other charges:* We recognized Russia-Ukraine conflict charges, brand portfolio impairment charges and other impairment charges as described below.

  Russia-Ukraine conflict charges: In connection with the deadly conflict in Ukraine, we recognized charges related to indefinite-lived intangible assets and property, plant and equipment impairment, allowance for expected credit losses, inventory write-downs and other costs.

  Brand portfolio impairment charges: We recognized intangible asset, investment and property, plant and equipment impairments and other charges as a result of management's decision to reposition or discontinue the sale/distribution of certain brands and to sell an investment.

  Other impairment charges: We recognized impairment charges related to certain of our indefinite-lived intangible assets which reflect an increase in the weighted-average cost of capital as well as our most current estimates of future financial performance.

- *Pension and retiree medical-related impact:* Pension and retiree medical-related impact primarily includes settlement charges related to lump sum distributions exceeding the total of annual service and interest costs, as well as curtailment gains.

- *Charge related to cash tender offers:* As a result of the cash tender offers for some of our long-term debt, we recorded a charge primarily representing the tender price paid over the carrying value of the tendered notes and loss on treasury rate locks used to mitigate the interest rate risk on the cash tender offers.

- *Tax benefit related to the IRS audit:* We recognized a non-cash tax benefit resulting from our agreement with the Internal Revenue Service (IRS) to settle one of the issues assessed in the 2014 through 2016 tax audit. The agreement covers tax years 2014 through 2019.

- *Tax expense related to the TCJ Act:* Tax expense related to the Tax Cuts and Jobs Act (TCJ Act) reflects adjustments to the mandatory transition tax liability under the TCJ Act.

Organic revenue growth[4]: A measure that adjusts for the impacts of foreign exchange translation, acquisitions, divestitures and other structural changes, and every five or six years, the impact of an additional week of results (53rd reporting week), including in our 2022 financial results. Adjusting for acquisitions and divestitures reflects mergers and acquisitions activity, including the impact in 2021 of an extra month of net revenue for our acquisitions of Pioneer Foods in our Africa, Middle East and South Asia (AMESA) division and Be & Cheery in our Asia Pacific, Australia and New Zealand and China Region (APAC) division as we aligned the reporting calendars of these acquisitions with those of our divisions, as well as divestitures and other structural changes, including changes in ownership or control in consolidated subsidiaries and nonconsolidated equity investees. We believe organic revenue growth provides useful information in evaluating the results of our business because it excludes items that we believe are not indicative of ongoing performance or that we believe impact comparability with the prior year.

Free cash flow and free cash flow excluding certain items: Net cash provided by operating activities less capital spending, plus sales of property, plant and equipment. Since net capital spending is essential to our product innovation initiatives and maintaining our operational capabilities, we believe that it is a recurring and necessary use of cash. As such, we believe investors should

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4   For compensation performance measurement purposes, 2020 growth excludes certain charges associated with the COVID-19 pandemic.

also consider net capital spending when evaluating our cash from operating activities. Free cash flow is used by us primarily for acquisitions and financing activities, including debt repayments, dividends and share repurchases. Free cash flow is not a measure of cash available for discretionary expenditures since we have certain non-discretionary obligations such as debt service that are not deducted from the measure. Free cash flow excluding certain items (i.e., items that may be significant or that could affect an understanding of our ongoing financial and business performance or trends — see Net Cash Provided by Operating Activities Reconciliation table below) is a compensation performance measure used by management. We believe investors should also consider these certain items in evaluating our free cash flow results.

For more information regarding these non-GAAP financial measures, including further information on the excluded items for the years 2022 and 2021, see pages 44-49 and 52 of PepsiCo's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

PepsiCo Net Revenue Growth Reconciliation

	Year Ended		
	12/31/2022	**12/25/2021**	**12/26/2020**
Reported net revenue growth, GAAP measure	9%	13%	5%
Impact of:			
Foreign exchange translation	3	(1)	2
Acquisitions and divestitures	4	(2)	(3)
53rd reporting week	(1)	—	—
Organic revenue growth, non-GAAP measure [a]	14%	10%	4%
Impact of excluding COVID-19 related items	n/a	n/a	—
Organic revenue growth, excluding above item, non-GAAP measure [a]	14%	10%	4%
2020-2022 three-year growth average, non-GAAP measure [a]	9.4%[b]		

	Quarter Ended				
	12/31/2022	**9/3/2022**	**6/11/2022**	**3/19/2022**	**12/25/2021**
Reported net revenue growth, GAAP measure	11%	9%	5%	9%	12%
Impact of:					
Foreign exchange translation	3	3	3	1	—
Acquisitions and divestitures	4	4	5	3	(0.5)
53rd reporting week	(4)	—	—	—	—
Organic revenue growth, non-GAAP measure [a]	15%	16%	13%	14%	12%

n/a - Adjustment was not applicable for purposes of calculating this performance measure.

[a]   A financial measure that is not in accordance with GAAP. See pages A-1 - A-3 for further discussion on non-GAAP measures.

[b]   Average percentage is based on unrounded amounts.

Note - Certain amounts above may not sum due to rounding.



Diluted EPS Performance Reconciliation

	Year Ended		
	12/31/2022	12/25/2021	12/26/2020
Reported diluted EPS performance, GAAP measure	17%	7%	(2)%
Impact of:			
Mark-to-market net impact	0.5	1	—
Restructuring and impairment charges	2	—	(1)
Acquisition and divestiture-related charges [a]	1	(3)	3
Gain associated with the Juice Transaction	(44)	—	—
Impairment and other charges	45	—	—
Pension and retiree medical-related impact	3.5	(2)	(1)
Charge related to cash tender offers	(10)	8	—
Tax benefit related to the IRS audit	(5)	—	—
Tax expense related to the TCJ Act	(2)	2	—
Core diluted EPS growth, non-GAAP measure [b]	9%	13%	—%
Impact of foreign exchange translation	2	1.5	2
Core constant currency diluted EPS growth, non-GAAP measure [b]	11%	12%	2%
Impact of excluding COVID-19 charges	n/a	n/a	8
Core constant currency diluted EPS growth, excluding above item, non-GAAP measure [b]	11%	12%	10%
2020-2022 three-year growth average, non-GAAP measure [b] [c]	10.8%		

n/a - Adjustment was not applicable for purposes of calculating this performance measure.

[a]   In 2021, acquisition and divestiture-related charges included gains related to the acceleration payment made under the contingent consideration arrangement associated with our acquisition of Rockstar Energy Beverages as well as a tax benefit related to contributions to socioeconomic programs in South Africa, partially offset by other acquisition and divestiture-related charges.

[b]   A financial measure that is not in accordance with GAAP. See pages A-1 - A-3 for further discussion on non-GAAP measures.

[c]   Average percentage is based on unrounded amounts.

Note - Certain amounts above may not sum due to rounding.

Appendix A - Reconciliation of GAAP and Non-GAAP Information ($ in millions, except per share amounts; unaudited)

Net Cash Provided by Operating Activities Reconciliation

	Year Ended 12/31/2022
Net cash provided by operating activities, GAAP measure	$10,811
Capital spending	(5,207)
Sales of property, plant and equipment	251
Free cash flow, non-GAAP measure [a]	5,855
Discretionary pension and retiree medical contributions	160
Net cash tax benefit related to discretionary pension and retiree medical contributions	(36)
Payments related to restructuring charges	226
Net cash tax benefit related to restructuring charges	(46)
Tax payments related to the TCJ Act	309
Payments related to acquisition and divestiture-related charges	46
Net cash tax benefit related to acquisition and divestiture-related charges	(9)
Change in futures variation margin	47
Net cash tax benefit of charge related to cash tender offers	(2)
Payments related to impairment and other charges	45
Net cash tax benefit related to impairment and other charges	(5)
Tax payment related to the Juice Transaction gain	294
Free cash flow excluding certain items, non-GAAP measure [a]	$ 6,884

Net Income Attributable to PepsiCo Growth Reconciliation

	Year Ended 12/31/2022
Net income attributable to PepsiCo growth, GAAP measure	17%
Impact of:	
Mark-to-market net impact	0.5
Restructuring and impairment charges	2
Acquisition and divestiture-related charges	1
Gain associated with the Juice Transaction	(44)
Impairment and other charges	45
Pension and retiree medical-related impact	3.5
Charge related to cash tender offers	(10)
Tax benefit related to the IRS Audit	(5)
Tax expense related to the TCJ Act	(2)
Core net income attributable to PepsiCo growth, non-GAAP measure [a]	8%
Impact of foreign exchange translation	2
Core constant currency net income attributable to PepsiCo growth, non-GAAP measure [a]	11%

[a] A financial measure that is not in accordance with GAAP. See pages A-1 - A-3 for further discussion on non-GAAP measures.

Note - Certain amounts above may not sum due to rounding.



Appendix A - Reconciliation of GAAP and Non-GAAP Information ($ in millions, except per share amounts; unaudited)

Net Revenue Growth Reconciliation

	Year Ended 12/31/2022						
	FLNA	QFNA	PBNA	North America	International	Global Beverages	Global Convenient Foods
Reported net revenue growth, GAAP measure	19%	15%	4%	11%	6%	2%	15%
Impact of:							
Foreign exchange translation	—	0.5	—	—	7	2	3
Acquisitions and divestitures	—	—	9	5	3	8	1
53rd reporting week	(2)	(2)	(2)	(2)	—	(1)	(1)
Organic revenue growth, non-GAAP measure [(a)]	17%	13%	11%	14%	16%	10%	18%

Operating Profit Growth Reconciliation

	Year Ended 12/31/2022		
	FLNA	QFNA	PBNA
Reported operating profit growth, GAAP measure	9%	4.5%	122%
Impact of:			
Restructuring and impairment charges	—	1	2
Acquisition and divestiture-related charges	—	—	2
Gain associated with the Juice Transaction	—	—	(124)
Impairment and other charges	1.5	—	7
Core operating profit growth, non-GAAP measure [(a)]	11%	6%	8%
Impact of foreign exchange translation	—	—	—
Core constant currency operating profit growth, non-GAAP measure [(a)]	11%	6%	9%

[(a)] A financial measure that is not in accordance with GAAP. See pages A-1 - A-3 for further discussion on non-GAAP measures.

Note - Certain amounts above may not sum due to rounding.

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